Filed Pursuant to Rule 424(b)(4)
Registration No. 333-274847
Registration No. 333-282344

P R O S P E C T U S

8,000,000 Shares

Class A Common Stock

This is Guardian Pharmacy Services, Inc.’s initial public offering. We are selling 8,000,000 shares of our Class A common stock.

The public offering price is $14.00 per share. Prior to this offering, there has been no public market for our Class A common stock. We have been approved to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “GRDN.”

Upon completion of this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except for certain transfer restrictions and conversion terms applicable to Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally.

Immediately following this offering, we expect that a group of holders of Class B common stock including certain of our executive officers and directors and their affiliates, who we refer to as the “Guardian Founders,” will, pursuant to a stockholders’ agreement, collectively control a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Management—Stockholders’ Agreement and Controlled Company Exemption.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 24 of this prospectus.

	Per Share	Total

Public offering price	$14.00	$112,000,000

Underwriting discount(1)	$0.98	$7,840,000

Proceeds, before expenses, to us	$13.02	$104,160,000

(1)	Includes $0.07 per share being paid to Raymond James & Associates, Inc. as a structuring fee.

At our request, the underwriters have reserved up to 675,000 of the shares of Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain of our employees and other persons associated with us. See “Underwriting—Directed Share Program.”

The underwriters may also exercise their option to purchase up to an additional 1,200,000 shares of Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about September 27, 2024.

Raymond James

Stephens Inc.	Truist Securities

The date of this prospectus is September 25, 2024

ULTRA

MORNING
BEDTIME
LAST NAME,FIRST NAME
GUARDIAN

LAST NAME, FIRST NAME 10/08/19 8:00 AM
DAILY VITE
RED/TAB/RND
Dr SMITH,ALICE
Q1
DOCUSATE SODIUM 100 mg
RED/P51/GELCAP/
Dr SMITH,ALICE
Q1
OMEGA 3 1000 MG
GOLD/OVAL
Dr SMITH,ALICE
Q1
SENNA 8.6 mg
BROWN/7122/TAB/
Dr SMITH,ALICE
Q1
VITAMIN B-12 1000mcg
PNK/RND/TAB
Dr SMITH,ALICE
Q1
Oral
Exp. 12/30/19
LAST NAME, FIRST NAME
DAILY VITE
DOCUSATE SODIUM 100 mg
12/30/19
LAST NAME, FIRST NAME
FERROUS SULFATE 325 mg
BURGUNDY/RND/TAB
MELATONIN SUBLINGUAL 10 mg
PNK/RND/TAB

You should rely only on the information contained in this prospectus or contained in any free writing prospectus that we have filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where such offers and sales are permitted. For investors outside the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus and any free writing prospectus related to this offering are required to inform themselves about, and to observe any restrictions related to, the offering of the shares of our Class A common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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ABOUT THIS PROSPECTUS

Basis of Presentation

Guardian Pharmacy Services, Inc., a Delaware corporation formed for purposes of this offering (“Guardian Inc.”), is currently a direct, wholly owned subsidiary of Guardian Pharmacy, LLC, an Indiana limited liability company (“Guardian Pharmacy, LLC”). Immediately prior to the completion of this offering, we will complete a series of internal reorganization transactions pursuant to which, among other things, Guardian Pharmacy, LLC will become a wholly owned subsidiary of Guardian Inc. and the members of Guardian Pharmacy, LLC immediately prior to the consummation of this offering will become holders of shares of Class B common stock of Guardian Inc. We refer to these transactions throughout this prospectus as the “Corporate Reorganization.” See “Corporate Reorganization” for further detail regarding these transactions.

Except as disclosed in this prospectus, the consolidated financial statements and summary historical consolidated financial data and other financial information included in this prospectus are those of Guardian Pharmacy, LLC and its subsidiaries and do not give effect to the Corporate Reorganization. Prior to the Corporate Reorganization, Guardian Inc. has not conducted any activities other than in connection with its incorporation and in preparation for this offering. Shares of the Class A common stock of Guardian Inc. are being offered by this prospectus.

As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “Guardian,” the “Company” or similar terms refer: (i) prior to the Corporate Reorganization discussed elsewhere in this prospectus, to Guardian Pharmacy, LLC and its subsidiaries; and (ii) following the Corporate Reorganization, to Guardian Inc., the issuer of the Class A common stock offered hereby, and its subsidiaries. We also refer to Guardian Inc. as the “Issuer.” References to our certificate of incorporation and bylaws refer to our amended and restated certificate of incorporation and amended and restated bylaws, in each case to be effective upon the completion of this offering.

Statements regarding the number of residents we served as of a given date reflect the number of residents served during the last month of the period ending on such date.

Industry and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. While we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, we have not independently verified data from third-party sources. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties and by us.

Trademarks, Service Marks and Trade Names

This prospectus includes references to trademarks, service marks and trade names that we use in connection with the operation of our business, including without limitation, Guardian Pharmacy,

Guardian Pharmacy Services, GuardianShield, Guardian Compass and our logos, which are our property and are protected under applicable intellectual property laws. This prospectus also may contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are referred to without the TM, SM and ® symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Letter from Our CEO

Dear potential investors,

I am extremely excited about the next chapter in Guardian’s life, as I believe this proposed public company structure represents a strategic turning point in our history. We believe that establishing a public market for shares of our common stock will best position Guardian to advance our business as an independent entity, while continuing our growth, providing individualized services to our constituents, capitalizing on our competitive position and opportunities, and creating value for our equityholders. Allow me to further explain.

Guardian is my third major entrepreneurial venture, and the second for this Executive Management Team. Kendall, David and I have worked together now for over 30 years, building two successful pharmacy companies. In 2004, we launched Guardian based on considerable learning from our previous ventures, with one of the key guiding principles being significant employee ownership. We have built this business with a total of $68 million of cash invested as equity capital and rollover capital from acquired pharmacies, the vast majority of which has been returned to our investors. We have achieved scale, with trailing twelve-month revenue through June 30, 2024 surpassing $1.1 billion, we have modest debt and we are continuing to create attractive growth year-to-date in 2024. We believe we have an impressive record of creating value and effectively managing capital.

Guardian has an important mission: to provide an extensive suite of services to residents of long-term care facilities to improve their adherence to their appropriate drug regimen, thereby helping reduce costs and improve clinical outcomes. We have a strong culture of service to our elderly residents who benefit greatly from our services. We believe we are the only company in our industry of national scale and purpose-built to serve the individual needs of assisted living, behavioral health and group home residents. In a large and fragmented market, we think we are exceedingly well-positioned with a compelling opportunity for continued growth.

Our employee ownership business model has been an important keystone in our business strategy. With this public offering, we believe our approximately 230 existing employee owners, most of whom have been with us for many years, will propel the company forward, motivated by:

•	The ability to validate and quantify their investment in our business, along with the opportunity to further increase its value as we execute on our growth strategy; and

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The ability to participate in a new long-term incentive program, allowing for additional employee equity ownership grants in our publicly-traded company. We have designed our long-term incentive program to be heavily weighted to our three- to five-person local pharmacy-based management teams that champion the delivery of services to our customers.

We believe this offering will be impactful to our employee owners, our future team members and to the growth of our business as prospective acquisition partners will have enhanced visibility regarding our platform capabilities. We are excited about the future, and the opportunity to partner with new public investors whose capital we shall endeavor to deploy as good stewards with the same commitment that we have since our founding.

We appreciate this opportunity and look forward to “writing the next chapter” in Guardian’s life, now as a public company.

Fred P. Burke

President & CEO

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision.

Overview

We are a leading, highly differentiated pharmacy services company that provides an extensive suite of technology-enabled services designed to help residents of long-term health care facilities (“LTCFs”) adhere to their appropriate drug regimen, which in turn helps reduce the cost of care and improve clinical outcomes. We emphasize high-touch, individualized clinical, drug dispensing and administration capabilities that are tailored to serve the needs of residents in historically lower acuity LTCFs, such as assisted living facilities (“ALFs”), and behavioral health facilities and group homes (collectively “BHFs”). More than two-thirds of our annual revenue for each of the past three years has been generated from residents of ALFs and BHFs, which are our target markets, while the remainder has been generated primarily from residents of skilled nursing facilities (“SNFs”). Additionally, our robust capabilities enable us to serve residents in all types of LTCFs. We are a trusted partner to residents, LTCFs and health plan payors because we help reduce errors in drug administration, manage and ensure adherence to drug regimens, and lower overall healthcare costs. As of June 30, 2024, our 50 pharmacies served approximately 174,000 residents in approximately 6,700 LTCFs across 36 states.

Within the U.S. LTCF market, we believe the ALF and BHF sectors present the most attractive opportunity and have the highest growth potential for our business. Certain characteristics of ALFs and BHFs, which are not typical of SNFs, create additional challenges and complexities for pharmacy service providers that Guardian is well suited to address. First, residents at ALFs are typically on a variety of different pharmacy benefit plans, each with a distinct formulary and reimbursement process, covering their complex drug regimens. Second, ALFs often lack staff with formal clinical training and usually do not have an on-site medical director or full-time nurse. Because residents of ALFs rely on off-site physicians to oversee and monitor their health conditions, there is an increased need for coordination among ALF operators, each resident’s physicians and pharmacy service providers. Third, residents in these facilities have the right to choose their own pharmacy, which often leads to multiple pharmacy service providers serving a single ALF.

We believe that Guardian enjoys a strong competitive position as a large and purpose-built provider of pharmacy services to ALFs and BHFs. We offer a variety of services that we believe address the challenges that ALFs and BHFs face, and differentiate us from our competitors, providing residents, LTCFs and health plan payors with a compelling value proposition. Our centralized corporate support capabilities empower our local pharmacy operators to offer an extensive suite of high-touch, individualized, consultative pharmacy services, using a portfolio of proprietary data analytics systems and technology designed to help ensure that the right dose of the right medication is provided to the right resident at the right time. Examples of our specialized services include:

•	Assisting residents in optimizing pharmacy benefit plan coverage of their medication by coordinating formulary interchanges with residents’ physicians;

•	Proactively analyzing potential adverse drug interactions and managing potential risks in medication administration;

•	Providing robotic dispensing and customized compliance solutions, organized by resident and time of administration;

•	Integrating a resident’s drug regimen with the LTCF’s Electronic Medication Administration Records (“EMARs”) to help ensure adherence;

•	Providing training for LTCF caregivers to help them administer medications to residents more safely, efficiently and cost-effectively;

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Partnering with LTCF operators to increase the number of residents using our services at each facility we serve, which we refer to as “resident adoption,” in order to streamline drug administration and minimize medication management risk;

•	Conducting mock audits of LTCFs to monitor compliance with drug administration and government regulation; and

•	Reviewing periodically the drug regimen for each resident by consulting pharmacists.

Our Financial Performance and Growth

We have achieved significant and consistent growth since 2004 when we entered the ALF market with our first pharmacy in Phoenix, Arizona. As of June 30, 2024, we own 50 pharmacies and serve residents located in 36 states.

Our revenue for the year ended December 31, 2023 was $1.046 billion, compared to $908.9 million for the year ended December 31, 2022, our net income for the year ended December 31, 2023 was $37.7 million, compared to $49.7 million for the year ended December 31, 2022, and our adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) for the year ended December 31, 2023 was $76.2 million, compared to $65.7 million for the year ended December 31, 2022. In addition, our operating results for the six months ended June 30, 2024 continued our strong track record of growth, with revenue of $575.4 million, net income of $22.9 million, Adjusted EBITDA of $41.9 million and residents served of approximately 174,000. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Adjusted EBITDA and Other Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

We have built our business since inception with $68 million of cash invested as equity capital and rollover capital from acquired pharmacies, the vast majority of which has already been returned to Guardian’s equityholders from cash we have generated. As of June 30, 2024, we have modest leverage with debt of $52.0 million. We have long believed in promoting employee ownership and immediately prior to this offering we will have approximately 230 equityholders, substantially all of whom are active officers, members of local pharmacy management or employees of the Company. Following the completion of this offering, our existing equityholders, who will become holders of our Class B common stock, will be subject to certain extended transfer restrictions. See “Description of Capital Stock—Common Stock—Transfer Restrictions and Conversion of Class B Common Stock.”

Our Workflow Lifecycle and Pharmacy Support

Through our locally-based pharmacies, we utilize a complex, technology-enabled platform to manage the dispensing and administration of prescriptions to residents of LTCFs over the full prescription lifecycle in order to manage medication risk.

The scale of our business has enabled us to make significant investments to equip our pharmacies with dynamic technologies designed to drive superior operational efficiencies in pharmacy workflow management. Key areas of investment include logistics management, revenue cycle management, automated robotic dispensing technology, compliance packaging, pharmacy workflow software, EMAR integration capabilities, cybersecurity infrastructure and disaster recovery business continuity.

Our strategic approach is to provide centralized corporate support to our local pharmacy operators, including revenue cycle management, data analytics, IT operations, financial oversight and analysis, capital management, leadership support and training, purchasing power, legal and regulatory support and human capital management and recruiting. We believe this approach allows us to benefit from local touch and customer-centric decision making, thereby enhancing our ability to manage local, regional and national account relationships, improve resident adoption rates in individual facilities and help ensure drug regimen adherence.

Leveraging Our Data Warehouse to Deliver Insights

Our business model is supported by our proprietary centralized data warehouse, which facilitates the delivery of our technology-enabled services to LTCFs and their residents. Our data warehouse collects and consolidates extensive data related to pharmacy operating systems, purchasing and inventory management, finance and business planning, pharmacy benefit plan reimbursement, sales and customer relationship management, human resources and payroll, and banking. Information is analyzed and interpreted on a daily or real-time basis and reports, dashboards and analytics are available to team members throughout Guardian. We have been investing in and improving our technology-enabled data warehouse and metric-driven approach for over 10 years and believe that as it continues to evolve, it represents a key competitive advantage of Guardian.

Our Guardian Compass platform offers insights to enhance efficiencies for our pharmacies, including proprietary real-time operational dashboards and metrics. Our suite of GuardianShield products offers customer and clinical services that benefit both the residents we serve and their caregivers.

Below are select examples of the insights and analytics we are able to produce from our GuardianShield platform for the six months ended June 30, 2024 on a Company-wide basis.

GuardianShield Examples

Our Market Opportunity

We believe we have an attractive market opportunity for continued growth. IBISWorld, an independent publisher of industry research reports, estimated as of July 2024 that U.S. institutional pharmacy market revenues would be approximately $24.8 billion in 2024. The U.S. institutional pharmacy market is comprised of pharmacies that provide a range of distribution and drug administration services to residents of nursing homes and other healthcare environments that do not have on-site pharmacies. The Centers for Medicare & Medicaid Services (“CMS”) mandates 10 rules and service capabilities to qualify for participation as a Part D Network LTC Pharmacy (“NLTCP”) provider, as differentiated from traditional Part D and commercial reimbursement. CMS designates an institutional level of care as a “distinct pharmacy setting” and requires payors to compensate designated long-term care pharmacies for the specific services they are required to provide to LTCF residents. In addition, CMS requires that payors maintain network adequacy to serve LTCF residents. This LTCF institutional pharmacy market is currently served by Guardian, two national pharmacy services providers historically focused on serving the needs of SNFs, several regional providers, and over 1,200 independent pharmacies.

Industry research indicates that revenues in our target market, the U.S. ALF industry, are projected to have a compound annual growth rate (“CAGR”) of more than 5% from 2023 to 2030. Of the more than 800,000 residents residing in ALFs in the U.S. in 2024, we serve approximately 115,000, with the remainder of the residents we serve residing in other types of LTCFs. We believe that our existing market share, the size of our market opportunity, our strategic approach to high-touch, individualized services and favorable market dynamics provide Guardian with a significant opportunity for future growth.

We believe that in long-term care settings, proper coordination of drug administration is critical to managing the overall health and wellbeing of residents. Residents of LTCFs are at high risk for adverse drug events given the complex mix of medications prescribed by the various physicians responsible for their care. Lapses in care or incorrect administration can result in serious adverse drug events, which can result in hospitalization and have significant implications on both the quality and duration of life, in addition to the overall cost of healthcare.

In comparison to historically higher acuity settings such as SNFs, ALFs in particular face challenges in the pharmacy administration lifecycle. ALFs were initially conceived of as senior living facilities providing stimulation, hospitality and community for elderly individuals who no longer desired, or were capable of, independent living. However, over time, these facilities have expanded their services to increasingly address the health needs of an ever-growing number of older and higher acuity residents who need assistance with medical care and activities of daily living.

With ever increasing levels of acuity, ALF residents today require greater assistance in maintaining their drug regimens, and consistency and accuracy in drug administration is now a key service that ALFs provide to their residents. There are several specific ongoing industry trends that we believe will continue to drive the increased need for ALFs, as well as BHFs, to act as caregivers, and in turn help drive demand for the associated and critical pharmacy services that we provide:

•	Aging demographics and increases in the number of assisted living residents;

•	Increasing median ages of ALF residents, requiring greater emphasis on healthcare delivery and associated coordination of complex drug regimens;

•	Improving life expectancy and enhanced quality of care, which increases duration and acuity of treatment required for residents in historically lower acuity settings like ALFs and BHFs; and

•	Highly fragile population of individuals with behavioral health needs at BHFs.

We believe our services help to enhance drug regimen adherence, reduce costs of care and improve clinical outcomes. According to Public Health Reports, the official journal of the Office of the U.S. Surgeon General and the U.S. Public Health Service, up to $300 billion of avoidable health care costs can be attributed to non-adherence to prescription protocols annually. According to the National Council for Mental Wellbeing, every dollar spent on medication adherence could save $4 to $7 in overall treatment costs. In addition, formulary choice and compliance by residents can save significant expense.

Our Growth Strategy

Our core growth strategy is focused on increasing the number of residents we serve. Historically, this has been driven by both organic growth and acquired growth. Organic growth represents the increase in the number of residents served at existing locations, start-up “greenfield” locations and acquired locations subsequent to the acquisition date. Residents served increased from 52,000 as of December 31, 2014 to 174,000 as of June 30, 2024, with 77,000 residents through organic growth and 45,000 residents through acquired growth.

Our organic and acquired growth in residents served was negatively impacted by the COVID-19 pandemic as our resident count decreased from 132,000 to 123,000 during the nine-month period ended December 31, 2020. From December 31, 2020 to June 30, 2024, we increased our number of residents served from 123,000 to 174,000, with 40,000 residents through organic growth and 11,000 residents through acquired growth.

The three key pillars that we expect to continue to drive our growth are:

•	Increase regional and large ALF accounts.

Our sales teams actively engage in marketing efforts to build relationships with local, regional and national ALFs and BHFs. Our local ALF target customers typically operate a single ALF or a small number of ALFs but are generally characterized by their focus on a specific local area. Conversely, large multi-location ALFs operate with a regional or national footprint. We currently serve facilities operated by Brookdale Senior Living, Life Care Services, Sunrise Senior Living and numerous other regional and national providers. We believe that our customer-oriented business model, which is able to serve large numbers of residents across geographic regions, provides a competitive advantage as we continue to develop and expand relationships with ALF operators. In particular, we believe there are significant opportunities to expand our business serving local, regional and national ALF accounts.

Our ability to contract with new, and grow our business with existing, large, multi-location accounts is illustrated by our more than doubling the number of residents we served at large, multi-location accounts from approximately 15,000 residents beginning in 2018 to approximately 37,000 residents during the month ended June 30, 2024. As we continue to build out our national footprint, we believe we are an increasingly attractive provider to ALF operators that value our services and approach, but prefer a vendor with a broad geographic reach.

•	Increase resident adoption of our services in ALF accounts.

We measure, analyze and track resident adoption rates at each ALF we serve. Each of our pharmacies has a dedicated management team focused on increasing our resident adoption through targeted marketing efforts, leveraging internally generated data, and demonstrating our value proposition to ALFs, residents and caregivers. Through our direct marketing efforts to ALFs and residents, we have achieved a resident adoption rate of 88% at ALFs we serve as of June 30, 2024. We believe our success in increasing resident adoption is one of our key strengths.

•	Ongoing geographic expansion.

For both our acquisition program and our greenfield initiatives, we focus on expanding our market share and increasing profitability through strategic evaluation and implementation of opportunities to acquire and build out new pharmacies in existing and underserved markets.

Our geographic expansion to date has relied on a two-pronged business development strategy comprised of (1) finding qualified local pharmacy operators to partner with and (2) growing with our existing pharmacy operators into new markets. Once we have identified a new partner, we seek to either acquire their pharmacy or develop a startup pharmacy with them. In addition, we seek to grow into new markets with our existing pharmacy partners through acquisitions or startups.

Upon acquisition, we are typically able to significantly enhance the profitability and margin of an acquired pharmacy by implementing our IT services and leveraging our purchasing, revenue cycle management and national sales capabilities. These synergies are often substantially realized within a 36-month period from acquisition and represent a substantial opportunity for us and our acquired pharmacy partners. We have completed 30 acquisitions since inception.

Based on prescription volume information reported by NIC MAP Vision (“NIC MAP”) for ALFs and memory care facilities (“ALF/MC”), we believe we are the largest LTCF pharmacy in the United States in terms of market share serving ALF/MC, with an approximate 12.2% market share nationally. Of our 39 pharmacies that have been operating for at least four years, and based on the same NIC MAP data, 32 Guardian pharmacies have achieved market share leadership in the metropolitan statistical areas (“MSAs”) that they serve (“ALF/MC market share”), 35 have achieved a 20% or greater ALF/MC market share, and 13 have achieved a 30% or greater ALF/MC market share. In addition, we believe we currently have in excess of 10% ALF/MC market share in 22 states and in excess of 25% ALF/MC market share in 11 states. We also believe our growth strategy and operational focus position us to capture additional market share and believe that our total addressable market gives us the opportunity for significant further growth.

Following the completion of this offering, we intend to continue executing on our growth strategy by seeking to acquire existing pharmacies and partner with our local pharmacy operators to open greenfield start-up pharmacies. We anticipate that we may structure these acquisitions and greenfield start-ups in a manner similar to our business development strategy prior to this offering in which we typically acquire majority interests in the pharmacies. Typically, the seller of a pharmacy we acquire will retain, and the operating partner for a greenfield start-up pharmacy will purchase or be issued, a minority equity interest in the pharmacy. We expect that within three to five years after acquisition or start-up of a pharmacy, we would purchase those minority interests and become the sole owner of the pharmacy. We believe this business development model makes Guardian an attractive partner to pharmacy owners and operators considering sale alternatives and start-up opportunities, and incentivizes those partners, and the subsidiary pharmacy employees to whom incentive equity interests in the pharmacy may be issued, to promote the subsidiary pharmacy’s growth and adoption of our proven operating strategies as we complete full integration and ownership of the pharmacy. By empowering local management, we believe this structure also fosters entrepreneurial practices consistent with those that have contributed to our successful organic growth. For more information, see “Business—Our Growth Strategy.”

In addition, we believe our investments in human capital, technology, and service capabilities position us to continue to pursue rapid innovation and potentially expand our business as a health care service provider in the post-acute care sector. While to date we have primarily focused on serving the LTCF markets, we recognize the continued evolution of healthcare delivery in which alternate sites of care are increasingly relevant. For example, we believe that our core capabilities and value proposition are applicable to the large and expanding hospice, Intellectual and Developmental Disabilities (“IDD”), and Program of All-Inclusive Care for the Elderly (“PACE”) markets. We have initiatives ongoing in these complementary markets to identify and pursue expansion opportunities.

Guardian Pharmacy Locations

50 total pharmacies nationwide

Locations (50)

Note: 48 pharmacies currently open as of June 30, 2024, with two greenfield pharmacies scheduled to open in 2H 2024

Our Experienced Management Team

We have an exceptional leadership team, both at the corporate and local levels, with a proven history of industry leadership and operational excellence.

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Highly experienced and entrepreneurial executive leadership. We are led by highly experienced and entrepreneurial executive officers, each of whom has more than 30 years of experience founding and leading successful companies in the pharmacy industry. Prior to our inception, Fred Burke, our President and Chief Executive Officer, David Morris, our Executive Vice President and Chief Financial Officer, and Kendall Forbes, our Executive Vice President of Sales & Operations, began working together in 1993 on a previous pharmacy venture that was acquired by Bindley Western Industries (“Bindley Western”) in 1999.

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Experienced local pharmacy leadership teams. We have strong management teams in place at the local level, with the majority of local pharmacy presidents having been in their positions for over a decade. The importance and strength of our local leadership was highlighted during the

COVID-19 pandemic as local management teams were empowered to make decisions in real-time that were specific to the evolving pandemic-driven conditions and regulations in their markets, in order to maintain our high service levels for our customers and residents.

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Strong corporate support group. We are supported by a team of more than 100 corporate employees who collectively bring deep experience in relevant areas such as technology, pharmacy operations, supply chain, data analytics, legal, regulatory/compliance, revenue cycle management and network contracting, purchasing, marketing, real estate, human resources, leadership development and finance.

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Support from a sophisticated group of investors. We have been primarily capitalized by Bindley Capital Partners, LLC, a private investment firm led by William Bindley, who serves as our Chairman of the Board and has provided significant strategic leadership. Mr. Bindley, a pioneer in the healthcare services industry, was the founder, chairman and chief executive officer of Bindley Western, a pharmaceutical distribution and services company acquired by Cardinal Health, Inc. for $2.1 billion in 2001. He also served as an executive and the chairman of Priority Healthcare Corporation, a specialty pharmacy services company that was spun-off from Bindley Western in 1998 and acquired by Express Scripts, Inc. for $1.3 billion in 2005. In addition, Cardinal Equity Partners, along with Fred Burke, David Morris and Kendall Forbes, have made significant capital investments in Guardian. Collectively, this group of investors has extensive experience and expertise in the healthcare services industry.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should carefully consider all of the risks discussed in the “Risk Factors” section before investing in our Class A common stock. These risks include, among others:

•	We face intense competition in our markets, which could negatively impact our business and significantly limit our growth;

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Our prescription volumes may decline, and our operating results may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases;

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If we lose relationships with one or more pharmaceutical wholesalers or key manufacturers, or if such wholesalers or manufacturers refuse to extend our relationships on the same or similar terms, our business and financial results could be materially and adversely affected;

•	Our operating results may suffer if we fail to maintain certain relationships and contracts with LTCFs we serve;

•	The COVID-19 pandemic negatively impacted LTCFs and harmed our business. Another similar public health crisis or national emergency could have a negative impact on our business;

•	The impact of ongoing healthcare reform efforts on our business cannot accurately be predicted;

•	Continuing government and private efforts to lower pharmaceutical costs, including by limiting reimbursements, may adversely impact our profitability, results of operations and financial condition;

•	Our operations are subject to extensive governmental regulation and oversight, and our failure to comply with applicable requirements could harm our business;

•	Further modifications to the Medicare Part D program may reduce our revenue and impose additional costs to our industry, which could adversely affect our operating results;

•	We are highly dependent on our senior management team, our local pharmacy management teams and our pharmacy professionals, and the loss of key personnel could cause our business to suffer;

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We could be adversely affected by product liability, product recall, personal injury or other health and safety issues, including as a result of errors in the dispensing and packaging of pharmaceuticals;

•	Supply chain and other manufacturing disruptions related to the pharmaceuticals we dispense could adversely impact our business;

•	We will be a holding company and, accordingly, we will depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and

•

After the completion of this offering, pursuant to the Stockholders’ Agreement (as defined below), a group of holders of Class B common stock including certain of our executive officers and directors and their affiliates, who we refer to as the “Guardian Founders” will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and their interests may conflict with yours in the future.

Implications of Being an Emerging Growth Company

We are an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, for as long as we qualify as an EGC, we are entitled to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly-traded entities that are not EGCs. These exemptions include:

•

The option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended;

•	Not being required to comply with new or revised accounting standards applicable to public companies at required public company adoption dates;

•

Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	Not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and

•

Not being required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We currently intend to take advantage of all of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest. As a result, we do not know if some investors will find our Class A common stock less attractive. The result may be a less active trading market for our Class A common stock, and the price of our Class A common stock may become more volatile.

We could remain an EGC for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Corporate Reorganization

We currently operate as Guardian Pharmacy, LLC, an Indiana limited liability company (“Guardian Pharmacy, LLC”). The membership interests of Guardian Pharmacy, LLC currently consist of common units (“Common Units”) and preferred units (“Preferred Units”). Guardian Inc., which will issue the shares offered hereby, is currently a direct, wholly owned subsidiary of Guardian Pharmacy, LLC and was formed to complete the Corporation Reorganization and the offering being made hereby.

Prior to this offering, we have conducted our business through our majority owned and wholly owned subsidiaries. Immediately prior to the completion of this offering, we will complete the following transactions, which we refer to throughout this prospectus as the “Corporate Reorganization”:

•	All Preferred Units will convert into Common Units, resulting in Guardian Pharmacy, LLC having only Common Units outstanding;

•

The membership interests held by members other than Guardian Pharmacy, LLC of our subsidiaries (other than certain subsidiaries that will not be parties to the Corporate Reorganization, as discussed below) will convert into Common Units of Guardian Pharmacy, LLC. The subsidiaries participating in the Corporate Reorganization are referred to as the “Converting Subsidiaries”;

•

Guardian Pharmacy, LLC will merge with a transitory merger subsidiary and will survive the merger as a wholly owned subsidiary of Guardian Inc. Pursuant to the merger, each Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Inc. and (ii) the right to receive $1.02 in cash, without interest (collectively, the “Merger Consideration”). The aggregate cash portion of the Merger Consideration will be $55.2 million. We will use a portion of the net proceeds from this offering to pay such amount. See “Use of Proceeds.”

As a result of the Corporate Reorganization, Guardian Inc. will be a holding company and the sole manager of Guardian Pharmacy, LLC, with no material assets other than its 100% interest in Guardian Pharmacy, LLC; and Guardian Pharmacy, LLC will wholly own and be the sole member of each of the Converting Subsidiaries. In addition, Guardian Pharmacy, LLC will continue to be the majority owner of each of the subsidiaries that are not participating in the Corporate Reorganization (the “Non-Converting Subsidiaries”).

Giving effect to the Corporate Reorganization and this offering (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), holders of our Class A common stock, who will initially consist of investors purchasing such shares in this offering, will own approximately 13% of our outstanding shares of common stock in aggregate. Holders of our Class B common stock will consist of the legacy unitholders of Guardian Pharmacy, LLC prior to the Corporate Reorganization and the former members of our Converting Subsidiaries other than Guardian Pharmacy, LLC. Such holders of Class B common stock will own approximately 87% of our outstanding shares of common stock in aggregate.

The Non-Converting Subsidiaries collectively own nine pharmacies that are (i) greenfield start-up pharmacies in various stages of development and integration with Guardian and do not currently have material operations or (ii) pharmacies that we recently acquired. After a period of time sufficient to allow such pharmacies to adopt our operating practices and experience meaningful growth in residents served and earnings, we expect to acquire the minority membership interests of such Non-Converting Subsidiaries.

While the shares of Class A common stock offered hereby are being registered with the SEC and are expected to trade on the NYSE, our shares of Class B common stock will not be registered or traded on the NYSE. The certificate of incorporation of Guardian Inc. will provide that shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock over a two-year period. With respect to each holder being issued shares of Class B common stock in the Corporate Reorganization, 25% of such holder’s shares of Class B common stock will convert into shares of Class A common stock on each of the following dates: (i) the date that is 6 months after the date of the closing of this offering (the “closing date”); (ii) the date of the one-year anniversary of the closing date; (iii) the date that is 18 months after the closing date; and (iv) the date of the two-year anniversary of the closing date. See “Description of Capital Stock—Common Stock—Transfer Restrictions and Conversion of Class B Common Stock” for more information.

Corporate Information

We were originally formed as Guardian Pharmacy, LLC, an Indiana limited liability company, on July 21, 2003. On November 16, 2021, we formed Guardian Pharmacy Services, Inc., or Guardian Inc., as a direct, wholly owned subsidiary of Guardian Pharmacy, LLC. As a result of the Corporate Reorganization, Guardian Inc. will be a holding company and the sole manager of Guardian Pharmacy, LLC, with no material assets other than its 100% interest in Guardian Pharmacy, LLC; and Guardian Pharmacy, LLC will wholly own and be the sole member of each of the Converting Subsidiaries. In addition, Guardian Pharmacy, LLC will continue to be the majority owner of each of the Non-Converting Subsidiaries. See “Corporate Reorganization” for additional information.

Our principal executive offices are located at 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia 30339. Our telephone number is (404) 810-0089. Our corporate website address is www.guardianpharmacy.com. Information contained on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

THE OFFERING

Issuer	Guardian Pharmacy Services, Inc.

Class A common stock offered by us	8,000,000 shares.

Underwriters’ option to purchase additional shares of Class A common stock	The underwriters have a 30-day option to purchase up to 1,200,000 additional shares of Class A common stock at the public offering price, less the underwriting discount.

Class A common stock to be outstanding after giving effect to this offering	8,000,000 shares (or 9,200,000 shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be outstanding after giving effect to this offering	54,094,232 shares.

Voting rights	Each share of our Class A common stock and Class B common stock will entitle its holder to one vote on all matters to be voted on by our stockholders generally.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Voting power held by holders of Class A common stock after giving effect to this offering	Outstanding shares of Class A common stock will represent approximately 13% of the combined voting power of our common stock (or 15% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by holders of Class B common stock after giving effect to this offering	Outstanding shares of Class B common stock will represent approximately 87% of the combined voting power of our common stock (or 85% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Stockholders’ Agreement	In connection with the Corporate Reorganization and this offering, the Guardian Founders, including certain of our executive officers and directors and their affiliates, will enter into a stockholders’ agreement (the “Stockholders’ Agreement”), which will be effective upon the consummation of the Corporate Reorganization and this offering. Pursuant to the Stockholders’ Agreement, the Guardian Founders will agree to vote all of their shares of common stock in favor of the election of certain director nominees designated by Guardian Founders and the other individuals nominated by our board of directors, and otherwise in the manner determined by a majority of the votes represented by shares of common stock held by the Guardian Founders.

As a result, the Guardian Founders will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders.

Controlled company exemption	Upon completion of this offering, we expect to be a “controlled company” for purposes of NYSE listing standards. As a “controlled company,” we will not be subject to certain corporate governance requirements. See “Management—Stockholders’ Agreement and Controlled Company Exemption.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $99.7 million (or approximately $115.3 million if the underwriters exercise in full their option to purchase 1,200,000 additional shares of Class A common stock), based on the public offering price of $14.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use $55.2 million of the net proceeds we receive from this offering to fund the aggregate cash portion of the Merger Consideration and $20.0 million to repay certain borrowings on the line of credit under our existing credit facility. We intend to use the balance of the net proceeds for general corporate purposes and working capital. See “Corporate Reorganization” and “Use of Proceeds” for additional information.

Dividend policy	We have no current plans to pay dividends on our Class A common stock or our Class B common stock. See “Dividend Policy.”

Directed Share Program	At our request, the underwriters have reserved up to 675,000 of the shares of Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain of our employees and other persons associated with us who have expressed an interest in purchasing shares in the offering. Any purchases made by these persons will reduce the number of shares available for sale to the general public. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The sales of shares pursuant to the directed share program will be made by Raymond James & Associates, Inc., an underwriter of this offering. See “Underwriting—Directed Share Program.”

Trading Symbol	We have been approved to list our Class A common stock on NYSE under the symbol “GRDN.”

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before deciding whether to invest in our Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary historical consolidated financial and operating data, as well as certain unaudited pro forma financial information giving effect to the completion of the Corporate Reorganization. The consolidated statements of income data for the years ended December 31, 2019, 2020 and 2021 and the consolidated balance sheet data as of December 31, 2019, 2020 and 2021 are derived from the audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes not included in this prospectus. The consolidated statements of income data for the years ended, and the consolidated balance sheet data as of, December 31, 2022 and 2023 are derived from the audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes included elsewhere in this prospectus. The condensed consolidated statements of income data for the three and six months ended June 30, 2023 and 2024 and the condensed consolidated balance sheet data as of June 30, 2024 are derived from the unaudited interim condensed consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes included elsewhere in this prospectus.

We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal adjustments, which in our opinion are necessary to state fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or for any other period. In addition, the unaudited pro forma financial information presented below is for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Corporate Reorganization been completed on the dates indicated. This information is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

(in thousands, except prescriptions dispensed and per share data)	Year Ended December 31,					Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024	2023	2024

Consolidated Statements of Income Data:
Revenue	$698,287	$735,958	$792,072	$908,909	$1,046,193	$253,439	$300,037	$502,385	$575,447
Cost of goods sold	554,826	588,958	630,807	723,043	837,883	203,117	238,749	400,845	459,058

Gross profit	143,461	147,000	161,265	185,866	208,310	50,322	61,288	101,540	116,389
Operating expenses:
Selling, general, and administrative(1)	109,362	114,936	131,115	133,876	167,364	25,027	44,283	69,788	91,451

Operating income	34,099	32,064	30,150	51,990	40,946	25,295	17,005	31,752	24,938
Other expense:
Interest expense	2,251	2,156	1,637	1,926	2,859	702	1,066	1,404	1,831
Other expense, net	475	248	187	403	367	151	91	192	164

Total other expense	2,726	2,404	1,824	2,329	3,226	853	1,157	1,596	1,995

Net income	31,373	29,660	28,326	49,661	37,720	24,442	15,848	30,156	22,943
Less net income attributable to non-controlling interest(2)	(9,628)	(9,717)	(12,012)	(14,240)	(13,818)	(2,972)	(5,224)	(6,982)	(9,533)

Net income attributable to Guardian Pharmacy, LLC	$21,745	$19,943	$16,314	$35,421	$23,902	$21,470	$10,624	$23,174	$13,410

(in thousands, except prescriptions dispensed and per share data)	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024

Consolidated Balance Sheet Data (at period end):

Cash and cash equivalents	$275	$6,499	$15,012	$607	$752	$669	$1,538

Total assets	$196,515	$217,867	$235,850	$256,114	$271,165	$265,259	$305,118

Total liabilities	$139,472	$150,798	$182,532	$180,185	$211,306	$188,480	$247,905

Members’ equity	$29,955	$39,154	$24,112	$42,729	$28,209	$44,013	$17,877

Total equity	$57,043	$67,069	$53,318	$75,929	$59,859	$76,779	$57,213

Selected Other Data:

Residents served(3)	128	123	136	151	163	156	174

Prescriptions dispensed(4)	16.2	16.6	17.6	20.2	22.2	10.7	12

Adjusted EBITDA	$52,982	$53,590	$56,475	$65,714	$76,175	$37,155	$41,931

	Year Ended December 31,	Six Months Ended June 30,
	2023	2024

Pro forma Net Income and Per Share Information (unaudited) (5)

Pro forma provision for income taxes:	$9,787	$5,854

Pro forma net income (loss): (6)	$(93,643)	$23,161

Pro forma net income (loss) per share:

Basic	$(1.73)	$0.43

Diluted	$(1.73)	$0.43

Pro forma weighted-average shares used to compute net income per share:

Basic	54,094	54,094

Diluted	54,094	54,094

Pro forma as-adjusted Net Income and Per Share Information (unaudited) (7)

Pro forma as-adjusted provision for income taxes:	$9,787	$5,854

Pro forma as-adjusted net income (loss): (8)	$(106,231)	$23,161

Pro forma as-adjusted net income (loss) per share:

Basic	$(1.71)	$0.37

Diluted	$(1.71)	$0.37

Pro forma weighted-average shares used to compute net income per share:

Basic	62,094	62,094

Diluted	62,094	62,094

(1)

Included in selling, general, and administrative expenses is share-based compensation expense (income), which primarily represents non-cash recognition of changes in the value of employee Restricted Interest Units (“units”), and has historically been recorded as a liability using a cash settlement methodology as calculated on a quarterly basis. In connection with the Corporate Reorganization and the completion of this offering, all outstanding units, other than those issued by Non-Converting Subsidiaries, will convert into shares of Class B common stock and will no longer be considered a liability. We will implement a new equity plan that is expected to be accounted for as equity awards under GAAP, having no requirement to revalue and recognize the granted awards at their fair value each quarter. As a result, we expect volatility in net income from material changes in the liability associated with units will be substantially lessened following this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Selling, general, and administrative” and “Executive Compensation—2024 Equity and Incentive Compensation Plan.”

(2)

These figures reflect minority membership interests in our subsidiaries. Such minority membership interests in the Converting Subsidiaries (but not in the Non-Converting Subsidiaries) will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization. The income attributable to non-controlling interests of Non-Converting Subsidiaries for all periods presented is immaterial to the consolidated financial statements.

(3)	These figures reflect residents served during the last month of each respective period.
(4)	In millions.
(5)

On a pro forma basis to give effect to the completion of the Corporate Reorganization, which will occur immediately prior to the completion of this offering, without giving effect to the issuance of shares of Class A common stock in this offering.

(6)

In addition to pro forma provision for income taxes, pro forma net income (loss) is adjusted by $(122.1) million expense and $5.7 million income for the pro forma periods ended December 31, 2023 and June 30, 2024, respectively, due to a one-time compensation expense adjustment associated with conversion of units into shares of Class B Common Stock, and a $14.3 million income and $9.9 million income adjustment for the pro forma period ended December 31, 2023 and June 30, 2024, respectively, due to the conversion of certain non-controlling interests holders into the controlling interest holders of Guardian Inc.

(7)	On a pro forma and as-adjusted basis to give effect to the completion of the Corporate Reorganization and the completion of this offering.
(8)

Pro forma as-adjusted net income (loss) or the pro forma period ended December 31, 2023 is further adjusted by a $(12.6) million expense due to the payment of the Merger Consideration that will be paid, and is considered compensatory in nature.

Adjusted EBITDA and Other Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with GAAP, we also present Adjusted EBITDA and Adjusted SG&A, which are financial measures not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net income before interest expense and depreciation and amortization, as adjusted to exclude the impact of items and amounts that we view as not indicative of our core operating performance, including share-based compensation, acquisition accounting adjustments, and certain legal and regulatory items. We define Adjusted SG&A as GAAP selling, general, and administrative expense adjusted to exclude the impact of share-based compensation and expenses relating to certain legal and regulatory items. Adjusted EBITDA and Adjusted SG&A do not have a definition under GAAP, and our definition of Adjusted EBITDA and Adjusted SG&A may not be the same as, or comparable to, similarly titled measures used by other companies.

We use Adjusted EBITDA and Adjusted SG&A to better understand and evaluate our core operating performance and trends. We believe that presenting Adjusted EBITDA and Adjusted SG&A provides useful information to investors in understanding and evaluating our operating results, as it permits investors to view our core business performance using the same metrics that management uses to evaluate our performance.

There are a number of limitations related to the use of Adjusted EBITDA and Adjusted SG&A rather than the most directly comparable GAAP financial measure, including:

•	Adjusted EBITDA does not reflect interest payments that represent a reduction in cash available to us;

•

depreciation and amortization are non-cash charges and the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and Adjusted SG&A do not consider the impact of share-based compensation; and

•	Adjusted EBITDA and Adjusted SG&A exclude the impact of certain legal and regulatory items, which can affect our current and future cash requirements.

Because of these limitations, Adjusted EBITDA and Adjusted SG&A should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. You should consider Adjusted EBITDA and Adjusted SG&A alongside other financial measures, including net income, GAAP selling, general, and administrative expense and our other financial results presented in accordance with GAAP.

A reconciliation of Adjusted EBITDA to net income, and a reconciliation of Adjusted SG&A to GAAP selling, general, and administrative expense, the most directly comparable GAAP financial measures, are set forth below.

(in thousands)	Year Ended December 31,					Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024	2023	2024
Net Income	$31,373	$29,660	$28,326	$49,661	$37,720	$24,442	$15,848	$30,156	$22,943
Add:

Interest expense	2,251	2,156	1,637	1,926	2,859	702	1,066	1,404	1,831

Depreciation and amortization	15,850	17,258	16,530	16,563	18,234	4,423	4,874	8,882	9,625

EBITDA	$49,474	$49,074	$46,493	$68,150	$58,813	$29,567	$21,788	$40,442	$34,399

Share-based compensation(1)	1,927	3,208	13,029	(3,381)	(6,090)	(11,997)	(272)	(4,068)	5,673

Acquisition accounting adjustments(2)	1,124	636	(8)	128	—	—	—	—	—

Certain legal & other regulatory matters(3)	457	672	1,514	3,615	23,452	559	1,830	781	3,529

Other(4)	—	—	(4,553)	(2,798)	—	—	(1,670)	—	(1,670)

Adjusted EBITDA	$52,982	$53,590	$56,475	$65,714	$76,175	$18,129	$21,676	$37,155	$41,931

GAAP selling, general, and administrative expense	$109,362	$114,936	$131,115	$133,876	$167,364	$25,027	$44,283	$69,788	$91,451

Subtract:

Share-based compensation(1)	1,927	3,208	13,029	(3,381)	(6,090)	(11,997)	(272)	(4,068)	5,673

Acquisition accounting adjustments(2)	1,124	636	(8)	128	—	—	—	—	—

Certain legal & other regulatory matters(3)	457	672	1,514	3,615	23,452	559	1,830	781	3,529

Adjusted SG&A	$105,854	$110,420	$116,580	$133,514	$150,002	$36,465	$42,725	$73,075	$82,249

GAAP selling, general, and administrative expense as a percentage of revenue	15.7%	15.6%	16.6%	14.7%	16.0%	9.9%	14.8%	13.9%	15.9%

Adjusted SG&A as a percentage of revenue	15.2%	15.0%	14.7%	14.7%	14.3%	14.4%	14.2%	14.5%	14.3%

(1)

Our share-based compensation expense (income) primarily represents non-cash recognition of changes in the value of units, which has historically been recorded as a liability using a cash settlement methodology as calculated on a quarterly basis. In connection with the completion of this offering, we will implement a new equity plan that is expected to be accounted for as equity awards under GAAP. As a result, we expect volatility in net income from material changes in the liability associated with units will be substantially lessened following this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Selling, general, and administrative” and “Executive Compensation—2024 Equity and Incentive Compensation Plan.”

(2)	Represents fair value adjustments of expected contingent payments related to acquisitions.
(3)

Represents non-recurring attorney’s fees, settlement costs and other expenses associated with certain legal proceedings. The Company was served with a qui tam complaint in 2019, relating to allegedly unlawful practices under the False Claims Act at one of its pharmacy subsidiaries. The U.S. Department of Justice declined to intervene, and the relator elected to proceed with the litigation. The Company entered into a settlement agreement, which is accounted for in the year ended December 31, 2023, and formally resolved the matter in 2024. For more information, see “Business—Legal Proceedings.” The Company excludes such charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion allows for consistent evaluation of operations.

(4)	Represents the proceeds from settlements related to payor reimbursement.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to invest in our Class A common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations and prospects. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Intense competition may erode our profit margins.

The business of providing pharmacy services to LTCF residents is highly competitive, and we face competition from multiple sources. There are national, regional and local institutional pharmacies, as well as numerous local retail pharmacies, that provide pharmaceutical dispensing services comparable to those that we offer. Many of these pharmacies have strong relationships with the LTCFs they serve and their residents. In addition, some of our competitors have greater financial resources than we do and may be more established in the markets they serve than we are, making our ability to compete more difficult. Some of our larger competitors have indicated that they plan to focus more on the ALF market, which could further increase the competition we face. Consolidation within the long-term care pharmacy industry may also lead to increased competition. We compete on the basis of the services we offer as well as price. To attract new and retain existing LTCFs and residents, we must continually meet service expectations of LTCFs and residents. There can be no assurance that we will continue to remain competitive, which would cause our business and operating results to suffer. Competitive pricing pressures may adversely affect our earnings and cash flow. If we cannot compete effectively, our business and operating results would be materially and adversely affected.

In addition, LTCF residents have the ability to choose among pharmacy providers. Certain states have a “freedom of choice” requirement as part of their state Medicaid programs or in separate legislation that enable a resident to select his/her provider. These laws may prevent LTCFs from requiring their residents to purchase pharmacy services or pharmaceuticals from particular providers that have a supplier relationship with the LTCF. Such “freedom of choice” requirements increase the competition we face in providing services to LTCF residents. The ability of a resident to select the pharmacy that supplies him or her with prescription drugs could adversely affect our business, financial condition and results of operations because there can be no assurance that such resident will select us as a provider.

Our prescription volumes may decline, and our operating results may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases.

If the volumes of dispensed pharmaceuticals from our pharmacies decline, our business and operating results would suffer. When increased safety risk profiles of specific drugs or classes of drugs result in utilization decreases, physicians may cease writing or reduce the numbers of prescriptions written for these drugs. Additionally, negative press regarding drugs with higher safety risk profiles may result in reduced resident demand for such drugs.

Unexpected safety or efficacy concerns with respect to pharmaceuticals can also lead to product recalls or withdrawals. In cases where there are no acceptable prescription drug equivalents or alternatives for these recalled or withdrawn pharmaceuticals, our volumes of dispensed pharmaceuticals and our operating results may decline.

If we lose relationships with one or more pharmaceutical wholesalers or key manufacturers, or if such wholesalers or manufacturers refuse to extend our relationships on the same or similar terms, our business and financial results could be materially and adversely affected.

We maintain contractual relationships with pharmaceutical wholesalers and manufacturers that provide us with, among other things, discounts for drugs we purchase to be dispensed from our pharmacies. Our contracts with pharmaceutical wholesalers and manufacturers often provide us with, among other things, discounts on drugs we purchase and rebates and service fees. Our contracts with pharmaceutical wholesalers and manufacturers generally are terminable on relatively short notice by either party and we have limited contractual protections with them. If any of these contractual relationships are terminated, materially altered, or renewed on terms that are less favorable to us, our business and operating results could be materially adversely affected.

Our operating results may suffer if we fail to maintain certain relationships and contracts with LTCFs we serve.

We have a number of contracts with companies that own or operate numerous LTCFs. If we are not able to maintain these relationships and contracts or are only able to maintain them on less favorable terms than those currently in place, our ability to provide our services to residents of those LTCFs would be materially impacted and our operating results could suffer. Our agreements with SNFs generally range from one to three years in duration and typically renew automatically for subsequent renewal terms. The SNF contracts can be terminated by either party generally upon 60 days’ notice. Our relationships with ALFs and BHFs are generally memorialized in written agreements between Guardian and the owner of the respective community that designate Guardian as the “preferred provider” of that community owner. Unlike a SNF contract where virtually all of the residents in the skilled facility would be served by us, the ALF and BHF contract does not automatically grant us the right to serve those residents. Instead, our sales team must market our pharmacy services to the individual residents in that community, each of whom has the right to choose their pharmacy provider. These contracts generally range from one to three years in duration and typically renew automatically for subsequent renewal terms. These contracts can be terminated by either party generally upon 30 days’ notice. There can be no assurance that these parties will not terminate all or a portion of their contracts with us.

We also provide direct and indirect services to LTCFs, and our failure to provide services at optimal quality may impair our relationship with these LTCFs and could result in losing access to residents in these LTCFs.

The COVID-19 pandemic negatively impacted LTCFs and harmed our business. Another similar public health crisis or national emergency could also have a negative impact on our business.

The COVID-19 pandemic caused disruptions to our business and operational plans. Among other effects, the pandemic impacted our labor supply and marketing efforts. In addition, due to the older average age of LTCF residents and prevalence of chronic medical conditions affecting their demographics, LTCFs and their residents were disproportionately impacted by COVID-19, all of which resulted in a significant disruption in demand for senior living communities and a corresponding decrease in demand for our pharmacy services. We recognize that our business may continue to be susceptible to the impact of another public health crisis or national emergency including, without limitation, a global pandemic on the scale of COVID-19, which adversely affected economies and financial markets worldwide, and adversely affected our business and financial condition. We could experience disruptions to our operations as a result of any such public health crisis or national emergency. In the case of another pandemic or other public health crisis, our business and operations may be negatively impacted.

The impact of ongoing healthcare reform efforts on our business cannot accurately be predicted, and continuing government and private efforts to lower pharmaceutical costs, including by capping the prices for certain drugs and by limiting reimbursements, may adversely impact our profitability, results of operations and financial condition.

The healthcare industry in the United States is subject to fundamental changes due to ongoing federal and state healthcare reform efforts and related political, economic, and regulatory influences. Notably, the Affordable Care Act resulted in expanded healthcare coverage and has resulted in significant changes to the United States healthcare system. The Affordable Care Act outlines certain reductions for Medicare reimbursed services, which may affect skilled nursing, home health, hospice, and outpatient therapy services, as well as certain other changes to Medicare payment methodologies. In addition, there have been legislative initiatives with respect to pharmaceutical pricing practices, and we could be adversely affected by the impact of such legislation and the continuing efforts of government and private health plan payors to lower pharmaceutical costs. For example, the Inflation Reduction Act of 2022 contains several provisions that could have the effect of reducing the prices we can charge and the reimbursement we receive for the drugs we dispense, thereby reducing our profitability, and could adversely affect our financial condition and results of operations. These provisions include the establishment of a Medicare Drug Price Negotiation Program, which requires the government to negotiate and set a “maximum fair price” for select high-expenditure drugs covered under Medicare Part D (starting in 2026) and Part B (starting in 2028), and the implementation of changes to Medicare Part D benefits designed to limit patient out-of-pocket drug costs and shift program liabilities from patients to other stakeholders, including health plans, manufacturers and the government. These comprehensive healthcare reform efforts have resulted and will likely continue to result in extensive rulemaking and policy decisions by regulatory authorities, and applicable legislation and regulations may be altered, amended, repealed, or replaced. Moreover, there have been legal and political challenges to the Affordable Care Act and the Inflation Reduction Act since their passage and there may be future challenges. Therefore, it is difficult to predict the full impact of the Affordable Care Act, the Inflation Reduction Act, or other healthcare reform efforts due to the complexity of the law and implementing regulations, as well our inability to foresee how CMS and other participants in the healthcare industry will respond to the choices available to them under the law. The provisions of the legislation and other regulations implementing the Affordable Care Act, the Inflation Reduction Act, any amended or replacement legislation, or other healthcare reform efforts may increase our costs, materially and adversely affect our revenues and profitability, expose us to expanded liability, or require us to significantly alter the ways in which we conduct our business.

In addition, to reduce pharmaceutical costs, health plan payors may seek to lower reimbursement rates, limit the scope of covered services and negotiate reduced or capped pricing arrangements. Given the significant competition in the industry, we have limited bargaining power to counter health plan payor demands for reduced reimbursement rates. If we, or other entities acting on our behalf, are unable to negotiate for acceptable reimbursement rates, our profitability, results of operations and financial condition could be adversely affected.

In response to rising prescription drug prices, health plan payors may also demand that we satisfy certain quality metrics, enhanced service levels or cost efficiencies to help mitigate the increase in pharmaceutical costs. Our inability or failure to meet health plan payor imposed quality metrics, service requirements or cost efficiencies could adversely impact a health plan payor’s willingness to engage us or could result in payor-specific audits and recoupments.

We cannot assure you that reimbursement payments under governmental and private health plan payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to LTCF residents eligible for reimbursement under these programs. Any changes that lower reimbursement rates under Medicare, Medicaid or private payor programs could result in a substantial reduction in our revenues. Our operating results may be adversely affected due to deterioration in reimbursement, changes in payor mix and growth in operating expenses in excess of increases, if any, in payments by health plan payors. We also anticipate that federal and state governments will continue to review and assess alternate pharmaceutical delivery systems, payment methodologies and operational requirements for pharmaceutical providers, including LTCFs and pharmacies.

In addition, CMS and other governmental agencies have advocated for the creation of a national average acquisition cost benchmark, which states may use to set pharmacy payment rates. Formulary fee programs have been the subject of debate in federal and state legislatures and various other public and governmental forums. If these benchmarks and programs were adopted, our operating results could be materially adversely affected.

Over the long term, funding for federal and state healthcare programs may be impacted by the aging of the population, the growth in enrollees as eligibility is potentially expanded, the escalation in drug costs owing to higher drug utilization among seniors, the impact of the Medicare Part D benefit for seniors, the introduction of new, more efficacious but also more expensive medications and the long-term financing of the Medicare program. We are unable to predict the impact on our business of any changes in healthcare policy relating to the future funding of the Medicare and Medicaid programs. Further, Medicare, Medicaid and private health plan payor rates for pharmaceutical products and supplies may change from current methodologies and present levels. Any future healthcare legislation or regulation impacting these reimbursement rates may materially and adversely affect our business.

If we fail to comply with Medicare and Medicaid regulations, we may be subjected to reduction in reimbursement, overpayment demands, or loss of eligibility to participate in these programs.

The Medicare and Medicaid programs are highly regulated. These programs are also subject to changes in regulations and guidance. If we fail to comply with applicable reimbursement laws and regulations, reimbursement under these programs and participation in these programs could be adversely affected. Federal or state governments may also impose other sanctions on us for failure to comply with the applicable reimbursement regulations, including but not limited to recovering an overpayment. Failure to comply with these or future laws and regulations could result in our inability to provide pharmacy services to LTCF residents or to participate in these payor programs.

CMS mandates 10 rules and service capabilities to qualify for participation as a Part D Network LTC Pharmacy provider. These required capabilities currently involve extended drug control and distribution systems that include items such as special packaging, 24/7 support and delivery, provision of certain reports, forms, and prescription ordering supplies, maintaining a comprehensive inventory of Part D drugs, and maintaining emergency kits and retrospective billing for patient copays and coverage gaps, known as the “donut hole.” CMS designates an institutional level of care as a “distinct pharmacy setting” and requires payors to compensate designated long-term care pharmacies for the specific services they are required to provide LTCF residents. In addition, CMS requires that payors maintain network adequacy to serve LTCF residents. If we were to lose our right to participate as a NLTCP, our business and operating results could be materially adversely affected.

Further modifications to the Medicare Part D program may reduce revenue and impose additional costs to the industry.

The Medicare Prescription Drug Improvement and Modernization Act of 2003, included a major expansion of the Medicare program with the addition of a prescription drug benefit under the Medicare Part D program. The continued impact of these regulations depends upon a variety of factors, including our ongoing relationships with the Part D Plans (as defined below) and the resident mix of the LTCFs we serve.

We cannot predict how future modifications to the Medicare Part D program, including through new legislation, may reduce revenue and impose additional costs to the industry, which could materially adversely affect our operating results. We cannot assure you that any changes to Medicare Part D and the regulations promulgated under Medicare Part D will not have a material adverse effect on our business.

Further consolidation of managed care organizations and other health plan payors, and changes in the terms of our agreements with these parties, may adversely affect our profits.

Managed care organizations and other health plan payors have continued to consolidate in order to enhance their ability to influence the delivery and cost structure of healthcare services. Consequently, the healthcare needs of a large percentage of the U.S. population are increasingly served by a smaller number of managed care organizations. If this consolidation continues, we could face additional pricing and service pressures from these organizations, which are increasingly demanding discounted fee structures. To the extent these organizations engage our competitors as a preferred or exclusive provider, demand discounted fee structures or limit the residents eligible for our services, our liquidity and results of operations could be materially and adversely affected.

In addition, a portion of our health plan payor reimbursements derive from our participation in the MHA Managed Care Network (“MHA”). In the event that we were to have a contractual dispute with MHA or fail to renew our agreement upon acceptable terms, our reimbursements may decrease. We also participate in the MHA group purchasing organization (“GPO”), for purposes of drug purchasing. In the event that our relationship were to suffer with MHA under either the network participation agreement or the MHA GPO agreement, our reimbursements could be further impacted and our business and operating results could be adversely affected.

We are highly dependent on our senior management team, our local pharmacy management teams and our pharmacy professionals and the loss of such persons could cause our business to suffer and materially adversely affect our operating results.

Our business is managed by a small number of senior management personnel, the loss of which could cause our business to suffer and materially adversely affect our operating results. There is a limited pool of senior management personnel with significant experience in our industry. Accordingly, if we are unable to retain members of our current management team, we could experience significant difficulty in replacing key management personnel and our business could be materially and adversely affected. Moreover, any newly-hired members of our senior management team would need time to fully assess and understand our business and operations. We can offer no assurance as to how long our senior management will choose to remain with us.

In addition, our business model of empowering our local pharmacy management teams with significant autonomy makes us highly dependent on the local pharmacy’s ability to effectively manage and develop relationships with the LTCFs that they serve. If we experience substantial turnover in our local pharmacy management teams and these persons are not replaced by individuals with comparable skills, experience and industry knowledge, our business and operating results could be materially adversely impacted. Prior to the Corporate Reorganization and this offering, our local pharmacy teams currently have an equity interest in their respective local pharmacies. After giving effect to the Corporate Reorganization, these equity interests in the Converting Subsidiaries (but not in the Non-Converting Subsidiaries) will be converted into Common Units of Guardian Pharmacy, LLC, and upon the merger of a transitory merger subsidiary with and into Guardian Pharmacy, LLC, into shares of Class B common stock. Following the consummation of this offering, we plan to offer the local pharmacy teams incentive opportunities to receive equity awards of Guardian Inc. If the local pharmacy teams are not satisfied with these arrangements, our ability to retain the local pharmacy teams may be adversely impacted, which would harm our business.

Further, our success depends on our ability to attract and retain pharmacists and other pharmacy professionals. Competition for qualified pharmacists and other pharmacy professionals is intense. The loss of pharmacy personnel or the inability to attract or retain sufficient numbers of qualified pharmacy professionals could materially adversely affect our business. Our inability to meet our staffing requirements for pharmacists and other pharmacy professionals in the future could have a material adverse effect on our business and operating results.

Continued inflation and increases in labor costs may reduce our profitability.

We are currently experiencing inflationary pressures on our operating costs. Among other things, competition for labor is becoming more acute and we expect our labor costs to increase as a result. We expect that as we rebound from labor shortages and our staffing levels increase, we will also experience a corresponding increase to our labor costs. Because labor costs are and will continue to be a major component of our operating expenses, higher labor costs, whether as a result of increased wages or increased staffing levels, could reduce our profitability and gross margins.

In addition, we have experienced increased costs for supplies, and rising fuel costs have resulted in increased costs for the transportation of drugs. We generally are not able to sufficiently raise our pricing to offset these increased costs. Continuing increased costs and prolonged inflation could materially and adversely affect our business, operating results and profitability.

Government efforts to combat inflation, along with other interest rate pressures arising from an inflationary economic environment, could lead to us to incur even higher interest rates and financing costs and may reduce our profitability.

Inflation has risen on a global basis, the United States has been experiencing historically high levels of inflation, and government entities have taken various actions to combat inflation, such as raising interest rate benchmarks. Government entities may continue their efforts, or implement additional efforts, to combat inflation, which could include among other things continuing to raise interest rate benchmarks and/or maintaining interest rate benchmarks at elevated levels. Such government efforts, along with other interest rate pressures arising from an inflationary economic environment, could lead to us to incur even higher interest rates and financing costs and have material adverse effect on our business, operating results and profitability.

Labor shortages could harm our ability to implement our growth strategy.

Our success and our ability to grow our business depends in large part on our ability to attract and retain employees. We have experienced labor shortages in the past, including as a result of the

COVID-19 pandemic which negatively affected the labor market for employers. During the ongoing recovery from the COVID-19 pandemic, labor shortages have also impaired our ability to attract, hire and re-hire employees. To the extent we are unable to hire and retain a sufficient number of employees, our business and growth could be adversely affected. Additionally, labor shortages or labor disruptions experienced by our third-party contractors and subcontractors could disrupt our operations, increase our costs and adversely affect our profitability.

If we or the LTCFs we serve fail to comply with state licensure requirements, we could be prevented from providing pharmacy services or be required to make significant changes to our operations.

Our pharmacies must be licensed by the state boards of pharmacy in the states in which they operate. States also regulate out-of-state pharmacies that fill prescriptions for residents in their states. The failure to obtain or renew any required regulatory approvals or licenses could adversely impact the operation of our business. In addition, the LTCFs we service are also subject to extensive federal, state and local regulations, including a requirement to be licensed in the states in which they operate. A negative action on our licenses or the failure by the LTCFs we service to obtain or renew any required licenses could result in our inability to provide pharmacy services to these LTCFs and their residents and could have a material adverse effect on our financial condition, results of operations and liquidity.

Complex and rapidly evolving laws and regulations could cause us to make significant changes to our operations or incur substantial costs or penalties.

As a participant in the healthcare industry in the United States, we are subject to numerous federal and state regulations. Further, there are various political, economic and regulatory influences that are placing our industry under intense scrutiny and which seek to implement fundamental changes. We cannot predict which reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on us. Any changes to the current regulatory and legal paradigm could increase the overall regulatory burden and costs associated with our business and materially adversely affect our business and operating results. If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our pharmacies and our ability to participate in federal and state healthcare programs. The U.S. Drug Enforcement Administration (the “DEA”), the U.S. Food and Drug Administration (the “FDA”) and various state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to complying with these laws and regulations. Different legal interpretations and enforcement policies could subject our current practices to allegations of noncompliance or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure that we will be able to obtain or maintain the regulatory approvals required to operate our business. The costs associated with complying with federal and state laws and regulations could be significant and the failure to comply with any such legal requirements could have a material adverse effect on our financial condition, results of operations and liquidity.

If we fail to comply with fraud and abuse laws, false claims provisions or other applicable laws, we may need to curtail operations, and could be subject to significant penalties.

We are subject to federal and state fraud and abuse laws that prohibit payments intended to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. Violation of these laws can result in loss of licensure, civil and criminal penalties, damages and exclusion from the Medicaid, Medicare and other federal healthcare programs. The Office of Inspector General (“OIG”) and U.S. Department of Justice (“DOJ”) have, from time to time, established national enforcement initiatives, targeting all providers of a particular type, that focus on specific billing practices or other suspected areas of abuse. Under the qui tam or “whistleblower” provisions of the federal and various state false claims acts, private citizens may bring lawsuits alleging that a violation of the federal Anti-Kickback Statute (“AKS”) or similar laws has resulted in the submission of “false” claims to federal and/or state healthcare programs, including Medicare and Medicaid. Since the private plaintiff in this type of proceeding is generally entitled to share in any damages a court orders the defendant to pay to federal and state governments under these laws, financial incentives exist for individuals to allege that particular practices or activities constitute a violation of these statutes. A determination that we have violated these laws, or the initiation of lawsuits alleging violations of these laws, could adversely affect our business and financial condition.

As part of our ongoing operations, we are subject to various inspections, audits, inquiries, investigations and similar actions by third parties, as well as governmental/regulatory authorities responsible for enforcing the laws and regulations to which we are subject. From time to time we are subject to whistleblower complaints. Federal and state government agencies have increased their focus on and coordination of civil and criminal efforts in the healthcare area, and the ACA and other recent legislation has expanded federal healthcare fraud enforcement authority. There can be no assurance that the ultimate resolution of any such claims, inquiries or investigations, individually or in the aggregate, will not have a material adverse effect on our consolidated results of operations, financial position or cash flows. Moreover, we cannot predict our future costs associated with compliance with such laws.

Federal and state privacy and security regulations may increase our cost of operations and expose us to civil and criminal sanctions, damages, and penalties.

In the ordinary course of our business, we process, store and transmit data, which may include sensitive personal information of the residents we serve. We must comply with extensive federal and state requirements regarding the use, transmission and maintenance of protected health information (“PHI”) under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and the Health Information Technology for Economic and Clinical Health Act (“HITECH”), which expanded certain sections of HIPAA, including imposing certain liability on business associates, for example, with respect to impermissible uses and disclosures of PHI and Security Rule obligations, strengthening enforcement activities, and increasing penalties for violations. The requirements of federal and state privacy and security laws such as HIPAA and HITECH are complicated and are subject to interpretation and modification. In addition to HIPAA and HITECH, we must adhere to state privacy laws, including those that provide greater privacy protection for individuals than HIPAA. Failure to comply with HIPAA and HITECH or similar state equivalent laws could subject us to loss of customers, denial of the right to conduct business, civil damages, fines, criminal penalties, class action or other litigation, and other enforcement actions.

In addition, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state and could impose additional penalties. Violations of these, or other applicable federal or state laws or regulations could subject us to significant criminal or civil penalties, including significant monetary penalties, and class action or other litigation. There are costs and administrative burdens associated with ongoing compliance with HIPAA’s Privacy and Security Rules, as well as HITECH and state equivalents, and other applicable federal and state regulations. Failure to comply carries with it the risk of significant penalties, damages, and sanctions. We cannot predict at this time the costs associated with compliance, or the impact of such laws and regulations on our results of operations, cash flows or financial condition. There can be no assurance that the cost of compliance with such laws and regulations will not increase significantly in the future, which could result in an adverse effect on our operations or profitability.

The increasing enforcement environment in the U.S. healthcare industry may negatively impact our business.

Federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the healthcare industry, and recent legislation has expanded federal healthcare enforcement authority. Both federal and state government agencies have appeared to increase their focus on and coordination of civil and enforcement efforts in the healthcare industry, including under the AKS, the False Claims Act (“FCA”), the Civil Monetary Penalty Law (“CMP Law”), and corollary state enforcement schemes. The OIG and the DOJ have, from time to time, established national enforcement initiatives, targeting all providers of a particular type, that focus on specific billing practices or other suspected areas of abuse.

Our pharmacies are registered with the appropriate state and federal authorities pursuant to statutes governing the regulation of pharmaceuticals and controlled substances. The DEA increased scrutiny and enforcement of long-term care pharmacy practices under the federal Controlled Substances Act. We believe that this increased scrutiny and, in some cases, stringent interpretation of existing regulations, effectively changed long-standing practices for dispensing controlled substances in the long-term care facility setting. Heightened enforcement of controlled substances regulations could increase the overall regulatory burden and costs associated with our pharmacy services, and there can be no assurance that this heightened level of enforcement and DEA or other investigations, or any fines or other penalties resulting therefrom, will not materially adversely affect our results of operations, financial condition or cash flows.

Courts across the United States have provided interpretations, sometimes conflicting, of these laws. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, operations and financial condition and our reputation could suffer significantly. If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more of our pharmacies), damages, and exclusion of one or more of our pharmacies from participation in the Medicare, Medicaid and other federal healthcare programs. In addition, we are unable to predict future legislation or regulations at the federal or state level and what impact they may have.

Furthermore, the OIG and the U.S. Department of Justice have established national enforcement initiatives that may focus on specific billing practices or other suspected areas of fraud, waste, and abuse. In addition, under the federal FCA and state equivalents, the government and private parties, by qui tam complaints, continue to pursue enforcement activities, resulting in potentially increasing awards of damages and penalties. If we are unable to adjust to an increasingly enforcement-focused environment, it could have a material adverse effect on our financial condition, results of operations and liquidity.

Adverse results in material litigation matters or governmental inquiries could have a material adverse effect upon our business.

We may from time to time become subject in the ordinary course of business to material legal action related to, among other things, intellectual property disputes, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment and information on allegations of billing irregularities and other matters that are brought to their attention through billing audits, third parties or other sources. The pharmaceutical industry is subject to substantial federal and state government regulation and audit. Legal actions could result in substantial monetary damages, including civil or criminal penalties, as well as damage to our reputation with customers, which could have a material adverse effect upon our financial condition and operating results.

Interruptions to our information systems may materially and adversely affect our operating results.

We rely on information systems to obtain, rapidly process, analyze, and manage data to facilitate the dispensing of prescription and non-prescription pharmaceuticals in accordance with physician orders and to deliver those medications to LTCF residents on a timely basis. We also use information systems to manage the accuracy of our billings and collections for thousands of LTCF residents and to process payments to suppliers.

In addition, we rely on computer and software systems owned and operated by third parties that we do not control. We depend on these third-party systems to be functioning and available to operate our business. It is possible that a third party that we rely on could experience interruptions, including as a result of a cybersecurity attack, data security breach or otherwise. These third-party providers also may decide to discontinue operating these systems.

Our business and operating results may be materially and adversely affected if any of these systems are interrupted for any reason (including cybersecurity threats or third-party provider failures), damaged or if they fail for an extended period of time. Significant disruptions to our infrastructure or any of our facilities due to failure of technology could adversely impact our business.

Our business success and results of operations depend in part on our ability to use technology effectively in our dispensing of prescriptions, and if we cannot keep pace with technological developments or continue to innovate and provide new programs, products and services, the use of our services and our revenue could decline.

To remain competitive, we must continually maintain and upgrade our technologies to meet the evolving preferences, needs and expectations of LTCFs and residents and to improve our productivity and reduce our operating expenses. We cannot predict the effect of technological changes on our business, and new services and technologies in the future could be superior to, or render obsolete, the technologies we currently use in our business. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and ultimately may not be successful. In addition, our ability to adopt and develop new technologies may be inhibited by industry-wide standards, new laws and regulations and other factors. Our success will depend on our ability to develop new technologies and adapt to technological changes and evolving industry standards. We rely in part on third parties for the development of and access to new technologies, which may adversely impact our ability to integrate new technologies into our business. If we fail to effectively maintain and upgrade our technology, our ability to sustain and grow our business and our results of operations may be materially adversely affected.

Cybersecurity attacks or other data security incidents could disrupt our operations and expose us to regulatory fines or penalties, liability or reputational harm.

In the ordinary course of our business, we process, store and transmit data, which may include sensitive personal information as well as proprietary or confidential information relating to our business or third parties. We have been subject to a ransomware attack, and may in the future be subject to various cyber or ransomware attacks or data breaches. Although the ransomware attack we experienced did not have a material impact to our business, such future incidents could disrupt and materially adversely affect our business. A cybersecurity attack or other data security incident could result in the misappropriation of confidential or personal information, create system interruptions or deploy malicious software that attacks our information technology security systems. Such an attack or incident could result in business interruptions from the disruption of our information technology systems or those of our third-party information systems providers, or negative publicity resulting in reputational harm with our customers, stockholders and other stakeholders. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose us to regulatory fines or penalties, litigation and potential liability or otherwise harm our business.

We could be adversely affected by product liability, product recall, personal injury or other health and safety issues, and our insurance coverage may not be adequate to protect us against all potential risks and claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals. We could be adversely impacted by the supply of defective or expired pharmaceuticals, including the infiltration of counterfeit products into the supply chain, errors in labeling of products, product tampering, product recall and contamination or product mishandling issues. Through our pharmacies and compliance packaging services, we are also exposed to potential risk of errors in the dispensing and packaging of pharmaceuticals, including related counseling, and in the provision of other healthcare services could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the products or pharmaceuticals we dispense or services we provide.

Although we maintain various forms and levels of insurance to protect us against potential loss exposures, our available insurance coverage, and indemnification amounts available to us, may not be adequate to protect us against all potential risks, allegations and claims against us. We cannot assure you that the scope of our insurance coverage, or limitations or exclusions on availability thereunder that may exist now or in the future, will protect us against all potential future claims, or that we will be able to maintain our existing insurance on acceptable terms in the future.

We could suffer significant reputational harm and financial liability if we experience any of the foregoing health and safety issues or incidents or if our insurance coverage proves to be inadequate, any of which could have a material adverse effect on our business operations, financial condition and operating results.

Supply chain and other manufacturing disruptions related to the pharmaceuticals we dispense could adversely impact our business.

We may be exposed to risks related to disruptions in the pharmaceutical supply chain, such as shortages of medications, recall events, or disruptions caused by manufacturing issues or regulatory actions. These events may impact our ability to procure and deliver medications to our residents and in turn, adversely impact our business.

Acquisitions and strategic alliances that we have made or may make in the future could require significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

We have made and anticipate that we may continue to make acquisitions of and strategic alliances with complementary businesses to expand our business. At any particular time, we may be in various stages of assessment, discussion and negotiation with regard to one or more potential acquisitions or strategic alliances, which may or may not be completed. Our growth plans rely, in part, on the successful completion of future acquisitions. If we are unsuccessful, our business would suffer.

Acquisitions may involve significant cash expenditures, debt incurrence, operating losses, amortization of certain intangible assets of acquired companies, and expenses that could have a material adverse effect on our financial condition, results of operations and liquidity. Acquisitions involve numerous risks and uncertainties, including, without limitation:

•	difficulties integrating acquired operations, personnel and information systems, or in realizing projected efficiencies and cost savings;

•	failure to operate acquired facilities profitably or to achieve improvements in their financial performance;

•	diversion of management’s time from existing operations;

•	potential loss of key employees or customers of acquired companies;

•	inaccurate assessment of assets and liabilities and exposure to undisclosed or unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare laws; and

•	increases in our indebtedness.

Some of the pharmaceuticals we dispense are warehoused with a single logistics provider for warehouse and distribution services to our pharmacies, and our business could be harmed if our logistics provider performs poorly, fails to comply with its licensing requirements or is unavailable and we are unable to replace it.

Some of the pharmaceuticals we dispense are warehoused with one third-party logistics provider prior to receipt by the pharmacy. We depend on this provider’s warehousing services for efficient and cost effective delivery of a portion of our products to our pharmacies. Our logistics provider must hold appropriate licenses issued by state and federal regulators, especially due to its warehousing and distribution services of pharmaceuticals. If our logistics provider is not compliant with these licensing requirements, we could be subject to fines and penalties from governmental agencies, which could have a material adverse effect on our business and operating results. Additional risks associated with our relationship with our logistics provider include service interruptions or errors. In the event we lose these services or their services are ineffective and we are unable to transition efficiently and effectively to a new logistics provider, we could incur increased costs or experience a material disruption in our operations.

We may be exposed to potential liability and reputational harm if LTCF caregivers fail to properly administer the pharmaceuticals we dispense.

While we offer training sessions to inform LTCF caregivers about the proper administration of the pharmaceutical products we dispense, we cannot guarantee that the LTCFs and caregivers will utilize these training opportunities, or that the pharmaceuticals we dispense will be administered properly. The lack of required training for administration of the pharmaceutical products we dispense may result in product misuse, adverse treatment outcomes or errors in administration, which we might not anticipate and which could harm our reputation and expose us to potential liability and consequently harm our business and operating results.

The misuse or off-label use of the pharmaceuticals we dispense may harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations and sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The pharmaceuticals we dispense have been approved by the FDA for specific indications. We cannot however, prevent a physician from prescribing pharmaceuticals for uses outside of the FDA-approved indications for use, known as “off-label uses,” when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to LTCF residents if physicians attempt to use the pharmaceuticals off-label.

LTCF caregivers may also misuse pharmaceuticals that we dispense, ignore or disregard information provided in training or fail to obtain adequate training, potentially leading to injury and an increased risk of product liability. If pharmaceuticals that we dispense are misused, we may become subject to liability and costly litigation. It is also possible that federal or state enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. Any of these events could significantly harm our business and operating results.

We may be exposed to potential liability and reputational harm if we make errors in the course of providing medication reconciliation, duplicate therapy resolution, clinical issue resolution and related services.

We provide full medication reconciliation, duplicate therapy resolution, clinical issue resolution and other services designed to help improve resident outcomes and reduce costs. In the course of these services, we review residents’ medication regimens, check for instances where multiple medications of the same therapeutic class have been prescribed to a single resident, which can result from a resident’s treatment by multiple physicians, and recommend corrective action where appropriate. These and other related services we offer are complex, and if and to the extent we make errors in the provision of these services, we may be subject to claims and potential liability, any of which could harm our reputation, operating results and financial condition.

Our future success depends upon our ability to maintain and manage our growth. If we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet the demands of our customers and other constituents.

We aim to continue to expand the scope of our operations, both organically and through strategic acquisitions. Growth in our operations will place significant demands on our management, financial and other resources. We cannot be certain that our current systems, procedures, controls, and space will adequately support expansion of our operations, and we may be unable to expand or upgrade our systems or infrastructure to accommodate future growth. Our future operating results will depend on the ability of our management and key employees to successfully maintain our independence and corporate culture, preserve the effectiveness of our high-touch resident care model, manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. Our inability to finance future growth, manage future expansion or hire and retain the personnel needed to manage our business successfully could have a material adverse effect on our business and prospects.

Our revenues and volume trends may be adversely affected by certain factors relevant to the markets in which we have pharmacies, including weather conditions and other natural disasters, some of which may not be covered by insurance.

Our revenues and volume trends will be predicated on many factors, including physicians’ pharmaceutical decisions on patients (residents), health plan payor programs, seasonal and severe weather conditions including the effects of extreme low temperatures, hurricanes and tornadoes, earthquakes, current local economic and demographic changes, some of which may not be covered by insurance. Any of these factors could have a material adverse effect on our revenues and volume trends, and many of these factors will not be within the control of our management. These factors may also have an effect on the LTCFs we serve and their ability to continue to operate.

Risks Related to Our Class A Common Stock and this Offering

Upon the completion of the Corporate Reorganization and this offering, the Guardian Founders will be able to exercise significant control over us, including through the election of all of our directors.

Upon the completion of the Corporate Reorganization and this offering, and without giving effect to any purchases of shares of Class A common stock that these persons may make through our directed share program, the Guardian Founders will beneficially own 42,137,748 shares of our Class B common stock, representing approximately 67.9% of the combined voting power of our common stock (assuming the underwriters do not exercise their overallotment option). Pursuant to the terms of the Stockholders’ Agreement, upon the completion of the Corporate Reorganization and this offering, the Guardian Founders will have the ability to elect all of the members of our board of directors and thereby control our management and affairs. In addition, upon the completion of the Corporate Reorganization and this offering, the Guardian Founders will be able to determine the outcome of substantially all matters requiring action by our stockholders, including amendments to our certificate of incorporation and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions even if such actions are not favored by our other stockholders. This concentration of ownership may also prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Upon the anticipated listing of our Class A common stock on the NYSE, we expect to be a “controlled company” within the meaning of the corporate governance standards of NYSE. As a result, we will qualify for exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of the Corporate Reorganization and this offering, and without giving effect to any purchases of shares of Class A common stock that these persons may make through our directed share program, the Guardian Founders will own more than 50% of the total voting power of our outstanding common stock and we will be a “controlled company” under NYSE corporate governance standards. As a controlled company, we will not be required by NYSE, for continued listing of our Class A common stock, to (i) have a majority of our board of directors consist of independent directors, (ii) maintain a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (iii) maintain a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a “controlled company,” we may rely on some or all of these exemptions from NYSE listing requirements. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. As a result, our status as a “controlled company” could make our Class A common stock less attractive to some investors or could otherwise harm our Class A common stock price.

Our future issuance of Class A common stock, Class B common stock, preferred stock or debt securities could dilute our common stockholders and adversely affect the market value of our Class A common stock.

The future issuance of shares of Class A common stock, Class B common stock, preferred stock or debt securities may dilute the economic and voting rights of our stockholders and reduce the market price of the Class A common stock. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock and adversely affect the market price of the Class A common stock.

From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. We also anticipate that we may issue shares of our Class B common stock as consideration in the buyout of minority owners in our future greenfield start-up pharmacies and future acquired pharmacies, as well as in the buyout of minority owners of the Non-Converting Subsidiaries. See “Business—Our Growth Strategy.” The issuance by us of additional shares of our Class A common stock, Class B common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

We will have broad discretion in the use of a significant portion of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant portion of the net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our Class A common stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and NYSE rules, including those promulgated in response to the Sarbanes-Oxley Act. These requirements will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our organization and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status could materially and adversely affect us and our stockholders.

We expect to incur significant additional annual expenses related to these steps associated with, among other things, director fees, reporting requirements, transfer agent fees, additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We also expect that the new rules and regulations that we will be subject to as a result of being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage for such directors and officers. Any of these factors could make it more difficult for us to attract and retain qualified members of our board of directors.

Future sales, or the perception of future sales of Class A common stock, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have outstanding a total of 8,000,000 shares of our Class A common stock (or 9,200,000 shares if the underwriters exercise in full their overallotment option) and 54,094,232 shares of Class B common stock convertible into Class A common stock on a one-to-one basis. Shares of Class A common stock sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale”, and any shares sold pursuant to our directed share program would be subject to a 180-day lock-up as described in “Underwriting—Directed Share Program.”

The 54,094,232 shares of Class B common stock outstanding immediately following this offering will be subject to certain transfer restrictions and conversion terms, including with respect to sales. These transfer restrictions will cease to apply as shares of Class B common stock automatically convert into shares of Class A common stock, which will be occur over the two-year period immediately following the completion of this offering. In addition, our board of directors may accelerate the conversion of Class B common stock into Class A common stock at their discretion. See “Description of Capital Stock—Common Stock—Transfer Restrictions and Conversion of Class B Common Stock.” In addition, in connection with this offering we and all of our directors and executive officers, and certain of our existing equityholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. The underwriters may, in their sole discretion and at any time, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Shares Eligible for Future Sale” and “Underwriting” for a description of these lock-up agreements.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second Annual Report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could decline, and we could also become subject to investigations by the stock exchange on which our Class A common stock is listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We have no operating history as a publicly-traded company, and our inexperience could materially and adversely affect us and our stockholders.

We have no history of operating as a publicly-traded company. Our senior management team lacks experience in operating a public company. As a publicly-traded company, we will be required to develop and implement substantial control systems, policies and procedures in order to satisfy our periodic SEC reporting and NYSE obligations. We cannot guarantee that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status may materially and adversely affect us and our stockholders.

While we currently qualify as an “emerging growth company” under the JOBS Act, taking advantage of the reduced disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors. Once we lose emerging growth company status, the costs and demands placed upon our management are expected to increase.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. As long as we qualify as an emerging growth company, we would be permitted, and we intend to, omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act, as described above. We intend to take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies. We also intend to take advantage of the exemption provided under the JOBS Act from the requirements to submit say-on-pay, say-on-frequency and say-on-golden parachute votes to our stockholders and we will avail ourselves of reduced executive compensation disclosure that is already available to smaller reporting companies.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Until such time that we lose “emerging growth company” status, it is unclear if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile and could cause our stock price to decline.

We may lose emerging growth status within a relatively short period of time on account of our public float exceeding $700 million or our annual gross revenues exceeding $1.235 billion. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we would have to comply with additional disclosure and accounting requirements.

An active market for our Class A common stock may not develop.

We cannot assure you that a regular trading market of our Class A common stock will develop on NYSE or elsewhere or, if developed, that any such trading market will be sustained. Accordingly, we cannot assure you of your ability to sell your Class A common stock when desired, or at all, or the prices that you may obtain for such Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, the Class A common stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock trading volume to decline and our Class A common stock to be less liquid and result in a decline in the stock price of our Class A common stock.

The price of our Class A common stock may be volatile and could decline substantially from the public offering price.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, we could fail to meet the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly.

Volatility in the market price of a company’s securities can result in institution of securities class action litigation against the company. Any such litigation brought against us could result in substantial costs and the diversion of our management’s attention and our resources.

We do not intend to pay any cash dividends on our common stock in the foreseeable future.

Following the completion of this offering, we do not expect to pay any dividends on our common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, capital appreciation in the price of our Class A common stock, if any, may be your only source of gain on an investment in our Class A common stock.

Guardian Inc. will be a holding company with no operations of its own and, accordingly, it will depend on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

Guardian Inc., the issuer of the Class A common stock offered hereby, will be a holding company and will have no material assets other than its ownership of equity interests in its subsidiaries, including Guardian Pharmacy, LLC. As a holding company, Guardian Inc. will have no independent means of generating revenue, and its principal source of cash flow will be distributions from its direct and indirect subsidiaries. Therefore, Guardian Inc.’s ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they will be wholly owned or majority owned and controlled by us following the Corporate Reorganization, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, pay our expenses, service our debt, and pay dividends, if any, could be harmed.

Our certificate of incorporation and bylaws and provisions of Delaware law may discourage or prevent certain strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.

Provisions contained in our certificate of incorporation and bylaws and provisions of the Delaware General Corporation Law (the “DGCL”), could delay or prevent a third party from entering into a strategic transaction with us, even if such a transaction would benefit our stockholders. For example, our certificate of incorporation and bylaws:

•	provide that our board of directors is classified into three classes of directors with staggered three-year terms;

•

authorize the issuance of “blank check” preferred stock that could be issued by our board of directors without further action by our stockholders to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	do not permit stockholders to take action by written consent other than during the period following this offering in which we qualify as a “controlled company” within the meaning of NYSE rules;

•	provide that special meetings of the stockholders may be called only by or at the direction of the chair of our board or a majority of the directors;

•	vacancies on our board of directors will be able to be filled only by our board of directors (subject to the provisions set forth in the Stockholders’ Agreement) and not by stockholders;

•	restrict the forum for certain litigation against us to Delaware; and

•	provide for advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, we are subject to the provisions of Section 203 of the DGCL which limits, subject to certain exceptions, the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.

These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine.

Furthermore, our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a claim arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. We believe this provision would not apply to any action or proceeding asserting a claim under the Exchange Act.

Our certificate of incorporation will further provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described above. However, our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors, officers or employees and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, and may increase the costs associated with bringing a claim, which may disadvantage a stockholder in any such lawsuit. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition and results of operations and result in a diversion of the time, resources and attention of our management.

Investors in this offering will experience immediate and substantial dilution.

Based on the public offering price of $14.00 per share, purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $13.32 per share in the as adjusted net tangible book value per share of common stock from the public offering price, and our as adjusted net tangible book value as of June 30, 2024 after giving effect to this offering would be $0.68 per share. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are all statements other than those of historical fact. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “believes,” “expects,” “may,” “will,” “should,” “would,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “anticipates” and similar expressions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond our control. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, refer to “Risk Factors” and the factors more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Among the factors that could cause actual results to differ materially from those suggested by forward-looking statements are:

•	our ability to effectively execute our business strategies, implement new initiatives and improve efficiency;

•	our ability to effectively market and sell, customer acceptance of, and competition for, our pharmaceutical services in new and existing markets;

•	our relationships with pharmaceutical wholesalers and key manufacturers, LTCFs and health plan payors;

•	our ability to maintain and expand relationships with LTCF operators on favorable terms;

•	the impact of the outbreak of a national emergency, public health crisis or global pandemic, such as COVID-19, on our employees and business and on our supply chain and the LTCFs we serve;

•	continuing government and private efforts to lower pharmaceutical costs, including by limiting pharmacy reimbursements;

•	changes in, and our ability to comply with, healthcare laws, regulations or interpretations;

•	further consolidation of managed care organizations and other health plan payors and changes in the terms of our agreements with these parties;

•	our ability to retain members of our senior management team, our local pharmacy management teams and our pharmacy professionals;

•	our exposure to, and the results of, claims, legal proceedings and governmental inquiries;

•	our ability to maintain the security of our operating and information technology systems and infrastructure (e.g., against cyber-attacks);

•	product liability, product recall, personal injury or other health and safety issues related to the pharmaceuticals we dispense;

•	supply chain and other manufacturing disruptions related to the pharmaceuticals we dispense;

•	the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements, and our ability to raise additional capital, if needed; and

•	the misuse or off-label use, or errors in the dispensing or administration, of the pharmaceuticals we dispense.

New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements. Therefore, we caution you not to place undue reliance on any forward-looking statements or information. Any forward-looking statements only speak as of the date of this prospectus. We undertake no obligation to update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

CORPORATE REORGANIZATION

We currently operate as Guardian Pharmacy, LLC, an Indiana limited liability company. The membership interests of Guardian Pharmacy, LLC currently consist of Common Units and Preferred Units. Guardian Inc., which will issue the shares offered hereby, is currently a direct, wholly owned subsidiary of Guardian Pharmacy, LLC and was recently formed to complete the Corporation Reorganization described below and the offering being made hereby.

Prior to this offering, we have conducted our business through our majority owned and wholly owned subsidiaries. Immediately prior to the completion of this offering, we will complete the following transactions, which we refer to throughout this prospectus as the “Corporate Reorganization”:

•	Pursuant to the operating agreement of Guardian Pharmacy, LLC, all Preferred Units will convert into Common Units, resulting in Guardian Pharmacy, LLC having only Common Units outstanding;

•

The membership interests held by members other than Guardian Pharmacy, LLC of our subsidiaries (other than certain subsidiaries that will not be parties to the Corporate Reorganization, as discussed below) will convert into Common Units of Guardian Pharmacy, LLC. The subsidiaries participating in the Corporate Reorganization are referred to as the “Converting Subsidiaries”; and

•

Guardian Merger Corp., an Indiana corporation and wholly owned subsidiary of Guardian Inc. (“Merger Sub”), will merge with and into Guardian Pharmacy, LLC, with Guardian Pharmacy, LLC surviving the merger as a wholly owned subsidiary of Guardian Inc., which will become a holding company for all of our operations. Pursuant to the merger, each Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Inc. and (ii) the right to receive $1.02 in cash, without interest (collectively, the “Merger Consideration”). We intend to use $55.2 million of the net proceeds from this offering to fund the aggregate cash portion of the Merger Consideration. See “Use of Proceeds.”

As a result of the Corporate Reorganization, Guardian Inc. will be a holding company and the sole manager of Guardian Pharmacy, LLC, with no material assets other than its 100% interest in Guardian Pharmacy, LLC; and Guardian Pharmacy, LLC will wholly own and be the sole member of each of the Converting Subsidiaries. In addition, Guardian Pharmacy, LLC will continue to be the majority owner of each of the Non-Converting Subsidiaries.

Giving effect to the Corporate Reorganization and this offering (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), the diagram below reflects our simplified corporate structure.

Class A Stockholders(1)
Class B Stockholders(2)
13%
87%
Guardian Pharmacy Services, Inc.
100%
Guardian Pharmacy, LLC
100%
>70%
Converting Subsidiaries(3)
Non-Converting Subsidiaries(3)

(1)	Class A stockholders will initially consist of investors purchasing shares of Class A common stock in this offering.
(2)

Class B stockholders will initially consist of the legacy unitholders of Guardian Pharmacy, LLC prior to the Corporate Reorganization and the former members of our Converting Subsidiaries other than Guardian Pharmacy, LLC.

(3)	After the Corporate Reorganization, Guardian Inc. will operate its business through Guardian Pharmacy, LLC, its wholly owned Converting Subsidiaries and the majority-owned Non-Converting Subsidiaries.

The Non-Converting Subsidiaries collectively own nine pharmacies that are (i) greenfield start-up pharmacies in various stages of development and integration with Guardian and do not currently have material operations or (ii) pharmacies that we recently acquired. After a period of time sufficient to allow such pharmacies to adopt our operating practices and experience meaningful growth in residents served and earnings, we expect to acquire the minority membership interests of such Non-Converting Subsidiaries. Upon such acquisition, these subsidiaries will become wholly owned by us. The consideration paid for the equity we acquire will be determined by reference to the subsidiary’s value using a multiple of its earnings, and we anticipate that the acquisitions would occur within three to five years from the completion of this offering.

While the shares of Class A common stock offered hereby are being registered with the SEC and are expected to trade on the NYSE, our shares of Class B common stock will not be registered or traded on the NYSE. The certificate of incorporation of Guardian Inc. will provide that shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock over a two-year period. With respect to each holder being issued shares of Class B common stock in the Corporate Reorganization, 25% of such holder’s shares of Class B common stock will convert into shares of Class A common stock on each of the following dates: (i) the date that is 6 months after the date of the closing of this offering (the “closing date”); (ii) the date of the one-year anniversary of the closing date; (iii) the date that is 18 months after the closing date; and (iv) the date of the two-year anniversary of the closing date. See “Description of Capital Stock—Common Stock—Transfer Restrictions and Conversion of Class B Common Stock” for more information.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our Class A common stock in this offering will be approximately $99.7 million, based on the public offering price of $14.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the net proceeds from this offering will be approximately $115.3 million.

In connection with the Corporate Reorganization, each outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Inc. and (ii) the right to receive $1.02 in cash (without interest), which we collectively refer to as the Merger Consideration. See “Corporate Reorganization.” We intend to use $55.2 million of the net proceeds from this offering to fund the aggregate cash portion of the Merger Consideration and $20.0 million to repay certain borrowings on the line of credit under our existing credit facility. We intend to use the balance of the net proceeds for general corporate purposes and working capital.

The line of credit under our existing credit facility bears interest at a rate equal to the one-month Secured Overnight Financing Rate plus an additional rate of 1.80% to 2.80% based on certain financial ratios maintained by the Company. The maturity date of the credit facility is April 23, 2027. As of June 30, 2024, we had $9.0 million in borrowings outstanding under the line of credit. Subsequent to June 30, 2024 and prior to the completion of this offering, we expect to borrow additional amounts under the line of credit primarily to fund the payment of attorney’s fees, settlement costs and other expenses associated with certain legal proceedings, which constitute the amounts that will be repaid using a portion of the net proceeds from this offering.

Pending the use of proceeds from this offering, we may invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our common stock. Any determination to declare dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, legal requirements, restrictions in the agreements governing any indebtedness we may enter into and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, long-term debt and capitalization as of June 30, 2024:

•	for Guardian Pharmacy, LLC, on an actual basis;

•	for Guardian Inc., on a pro forma basis to give effect to the Corporate Reorganization, as if such event had occurred on June 30, 2024; and

•

for Guardian Inc., on a pro forma and as-adjusted basis to reflect (i) the Corporate Reorganization, (ii) our receipt of estimated net proceeds from the sale of 8,000,000 shares of our Class A common stock in this offering at the initial public offering price of $14.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and (iii) the application of $55.2 million of the net proceeds from this offering to fund the aggregate cash portion of the Merger Consideration and $20.0 million of the net proceeds from this offering to repay certain borrowings on the line of credit under our existing credit facility (as described in “Corporate Reorganization” and “Use of Proceeds”), in each case as if such events had occurred on June 30, 2024.

The information below is illustrative only. You should read this table together with the sections of this prospectus titled “Summary Historical Consolidated Financial and Other Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(in thousands, except share and per share data)	As of June 30, 2024
	Actual (unaudited)		Pro forma (unaudited)		Pro forma and as- adjusted (unaudited)
Cash and cash equivalents	$1,538		$1,538		$26,072	(1)

Long-term debt	$51,964	(2)	$51,964	(2)	$51,964	(3)

Members’ equity:
Members’ equity	$17,877		$—		$—
Members’ preferred return	$—		$—		$—

Total Guardian Pharmacy, LLC equity	$17,877		$—		$—
Stockholders’ equity:
Class A common stock, $0.001 par value per share: no shares authorized, issued and outstanding, actual; 700,000,000 shares authorized, no shares issued and outstanding, pro forma; and 700,000,000 shares authorized, 8,000,000 shares issued and outstanding, pro forma and as-adjusted	$—		$—		$8
Class B common stock, $0.001 par value per share: no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, 54,094,232 shares issued and outstanding, pro forma; and 100,000,000 shares authorized, 54,094,232 shares issued and outstanding, pro forma and as-adjusted	$—		$54		$54
Additional paid-in capital	$—		$(4,316	)(4)	$101,636	(5)
Retained earnings (deficits)	$—		$70,733	(6)	$15,557	(7)

Non-controlling interest(8)	$39,336		$6,235	(9)	$6,235	(9)

Total members’/stockholders’ equity	$57,213		$72,706		$123,490

Total capitalization	$109,177		$124,670		$175,454

(1)	Represents pro forma cash and cash equivalents plus $99.7 million in net proceeds less $55.2 million of Merger Consideration and $20.0 million repayment on the line of credit.
(2)	Consists of $5,428 of long-term debt-current; $3,891 of finance leases-current; $30,027 of long-term debt-non-current; $3,618 of finance leases-non-current; and line of credit of $9,000.
(3)

Consists of $5,428 of long-term debt-current; $3,891 of finance leases-current; $30,027 of long-term debt-non-current; $3,618 of finance leases-non-current; and line of credit of $9,000. Gives effect to the application of $20.0 million in net proceeds from this offering that will be applied at closing to repay $20.0 million of additional amounts borrowed under the line of credit subsequent to June 30, 2024 primarily to fund the payment of attorney’s fees, settlement costs and other expenses associated with certain legal proceedings.

(4)

Reflects reclassification of $155.2 million deficit from members’ equity and a $4.7 million decrease from deferred tax liabilities created in the conversion from a limited liability company to a C-corporation, offset by increases from incremental share-based compensation expense of $102.3 million arising from the Corporate Reorganization, $33.1 million in non-controlling interest attributable to Converting Subsidiaries whose interests will convert to Class B common stock as part of the Corporate reorganization, and a $20.2 million reclassification from liability-classified to equity-classified share-based payments.

(5)

Reflects pro forma additional paid-in capital plus $99.7 million in net offering proceeds less $7.5 million in capitalized offering costs and an increase of $13.8 million for deferred tax assets arising from the Merger Consideration payment.

(6)	Reflects the reclassification of $173.0 million of retained earnings from members’ equity and incremental share-based compensation expense of $102.3 million arising from the Corporate Reorganization.
(7)	Reflects pro forma retained earnings, adjusted for the payment of $55.2 million in Merger Consideration.
(8)

Non-controlling interest reflects minority membership interests in our subsidiaries. Such minority membership interests in the Converting Subsidiaries (but not in the Non-Converting Subsidiaries) will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization. The income attributable to non-controlling interests of Non-Converting Subsidiaries for all periods presented is immaterial to the consolidated financial statements.

(9)

Pro forma and pro forma and as-adjusted non-controlling interest represents actual non-controlling interest less $33.1 million in non-controlling interest attributable to Converting Subsidiaries whose interests will convert to Class B common stock as part of the Corporate Reorganization.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma and as-adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section is derived from our balance sheet as of June 30, 2024 and is presented on a pro forma basis after giving effect to the Corporate Reorganization. The pro forma net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to the Corporate Reorganization. Our pro forma net tangible book value as of June 30, 2024 was $(8.8) million, or $(0.16) per share.

After giving effect to our receipt of the estimated net proceeds from our sale of Class A common stock in this offering, based on the public offering price of $14.00 per share and after deducting the underwriting discount and other estimated offering expenses payable by us, our pro forma and as-adjusted net tangible book value as of June 30, 2024 would have been $42.0 million, or $0.68 per share. This represents an immediate dilution to new investors in this offering of $13.32 per share. The following table illustrates this per share dilution:

Public offering price per share		$14.00

Pro forma net tangible book value per share as of June 30, 2024	$(0.16)

Increase in net tangible book value per share attributable to new investors	$0.84

Pro forma and as-adjusted net tangible book value per share after this offering		$0.68

Dilution per share to new investors		$13.32

If the underwriters fully exercise their option to purchase additional shares, pro forma and as-adjusted net tangible book value after this offering would increase by approximately $0.23 per share, and there would be an immediate dilution of approximately $(0.23) per share to new investors.

The following table presents, on a pro forma as-adjusted basis, as described above, the differences between the Class B stockholders on a pro forma basis and the purchasers of shares of Class A common stock in this offering with respect to the number of shares of Class A common stock purchased from us, the total consideration paid, and the average price paid per share at the public offering price of $14.00 per share:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
	(in thousands, except per share data)

Class B stockholders on a pro forma basis	54,094	87%	$682,465	86%	$12.62
New investors	8,000	13%	112,000	14%	14.00

Total	62,094	100%	$794,465	100%	$12.79

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in further dilution to holders of our Class A common stock.

To the extent that any equity awards are issued under our incentive plan, investors participating in this offering will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions, that are based on the beliefs of our management. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading, highly differentiated pharmacy services company that provides an extensive suite of technology-enabled services designed to help residents of LTCFs adhere to their appropriate drug regimen, which in turn helps reduce the cost of care and improve clinical outcomes. We enter into contracts directly with LTCFs to serve as the principal pharmacy provider for their residents. In this capacity, we offer high-touch, individualized clinical, drug dispensing and administration capabilities that are tailored to serve the needs of residents in historically lower acuity LTCFs, such as ALFs and BHFs. Additionally, our robust capabilities enable us to serve residents in all types of LTCFs. Our services include prescription intake and adjudication management, packaging drugs into unit dose and/or multi-dose compliance packaging that are organized by date and time of administration, and electronically tracking each drug from delivery through administration to LTCF residents. We also offer training to caregivers and conduct mock audits to ensure compliance with pharmacy administration requirements, billing claims processing, government regulation and other matters. As of June 30, 2024, our 48 operating pharmacies served approximately 174,000 residents in approximately 6,700 LTCFs across 36 states. Additionally, we currently have two greenfield pharmacies that we expect to become operational during 2024.

While our national competitors have primarily focused on SNFs, we believe we enjoy a strong competitive position as a large and purpose-built provider of pharmacy services to ALFs and BHFs. More than two-thirds of our annual revenue for each of the past three years has been generated from residents of ALFs and BHFs, while the remainder has been generated primarily from residents of SNFs. LTCF industry trends, including aging demographics, increases in the number of assisted living residents, improving life expectancies and enhanced quality of care, have resulted in ALF and BHF resident populations that require assistance with their increasingly acute and complex healthcare needs. Through our value-added capabilities and local management model, we have been able to pass on to residents, LTCFs and health plan payors the benefits of our scale without compromising on the high-touch, localized customer service traditionally associated with an independent pharmacy. For this reason, we are well positioned to continue to serve ALFs and BHFs, which we believe to be the most attractive and highest growth sector of the LTCF market.

Our core growth strategy focuses on increasing the number of residents we serve through a combination of organic and acquired growth. Acquired growth represents growth in the number of residents served resulting from acquiring an operating pharmacy, which we measure using the number of residents served by the acquired pharmacy as of the acquisition date. Organic growth represents the increase in the number of residents served at existing pharmacies, our greenfield pharmacies, and acquired pharmacies subsequent to the acquisition date. We have generated organic growth through new and expanded LTCF relationships as well as increased resident adoption of our services in the facilities we already serve.

Prior to this offering, our local pharmacy operators have historically maintained minority membership interests in the Company’s subsidiary limited liability companies. In connection with this offering, we will complete the Corporate Reorganization, pursuant to which, among other things, the membership interests in the Converting Subsidiaries and in Guardian Pharmacy, LLC will be converted into shares of Class B common stock of Guardian Inc., and as a result, these minority interests (other than those in the Non-Converting Subsidiaries) will be eliminated.

Acquisitions

The Company’s growth strategy involves periodically acquiring institutional pharmacies servicing LTCFs and their residents as well as residents in other care settings. The Company’s strategy includes the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally less significant in size, which are combined with existing pharmacy operations to augment internal growth.

During April 2024, the Company completed the acquisition of four operating pharmacy locations (collectively, the “Acquisitions”). The operating results of the Acquisitions were a contributing factor in certain changes in the results of operations for the three and six months ended June 30, 2024 compared to the corresponding periods in 2023.

Seasonality

We generally do not experience significant seasonality in our business results.

Components of Results of Operations

Revenue. We recognize revenue at the time of delivery of prescriptions and other pharmacy services to the LTCF, at which time control has been transferred. Revenue recognized reflects the consideration we expect to receive in exchange for these goods and services.

Cost of goods sold. Cost of goods sold consists primarily of expenses associated with the fulfillment and delivery of the prescription. Cost of goods sold also includes associated pharmacy personnel-related expenses, including salaries and benefits, delivery charges and other supporting overhead costs (such as rent and depreciation and amortization of assets used in the fulfillment and delivery of the prescription).

Selling, general, and administrative. Selling, general, and administrative consists primarily of personnel-related expenses, including share-based compensation, salaries and benefits, for our employees at the pharmacies and support services engaged in other pharmacy related activities including sales and marketing, finance, legal, human resources, purchasing and other administrative functions. Selling, general, and administrative also includes facilities-related expenses, software expenses, sales and marketing expenses, insurance premiums, professional services expenses, including for outside legal and accounting services, and other overhead costs. This also includes changes in the fair value of contingent payments related to acquisitions, depreciation related to long lived assets, and amortization of intangible assets.

Share-based compensation expense (income) primarily represents non-cash recognition of changes in the value of units. These units contain a cash settlement feature and are accounted for as a liability in accordance with GAAP. These units remain in place until they are (a) forfeited

(which occurs when the employee leaves before the units are fully vested), (b) paid out (we purchase the units at a calculated value upon termination of employment) or (c) converted into shares as a result of a major capital event such as a sale or public offering. These units vest in their entirety on the third anniversary of their grant date. The value of the units is recognized ratably over the vesting period and is remeasured and reported at the end of each quarter based on the change in calculated value pursuant to our Restricted Interest Purchase Agreements. The primary inputs used to value the units include the accumulated vesting status of the issued units, the trailing four quarters of our adjusted earnings, inclusive of share-based compensation expense (income), and our outstanding capital and debt obligations as of the quarterly measurement date. The liability and corresponding expense are adjusted on a quarterly basis.

Based on the number of participants and units outstanding, trailing earnings, forfeitures and other factors, we have experienced volatility in our share-based compensation liability. This calculation has in turn had a significant impact on our net income for the periods presented. In connection with the Corporate Reorganization and this offering, all outstanding Restricted Interest Units, other than those issued by Non-Converting Subsidiaries, will be converted into shares of Class B common stock and will no longer be considered a liability. We do anticipate, however, that new subsidiaries formed to acquire or open new pharmacies after this offering, which will be majority but not wholly owned by us, will issue units from time to time, and those interests will remain outstanding until we acquire the minority interests of those subsidiaries. See “Business—Our Growth Strategy.” As to all of our management and support employees not associated with a particular pharmacy and all employees of our wholly owned subsidiaries (which will be the majority of our subsidiaries after this offering), we will issue stock-based equity incentive compensation awards under a new long-term incentive plan. Awards issued under this plan are currently expected to be accounted for as equity awards under GAAP, having no requirement to revalue and recognize the granted awards at their fair value each quarterly period. See “Executive Compensation—2024 Equity and Incentive Compensation Plan.” As a result of these anticipated changes, we expect the volatility in net income we have previously experienced from changes in this equity-based liability will be substantially lessened following this offering.

Interest expense. Interest expense consists of interest on our long-term debt and line of credit under our credit facility and finance leases.

Other expense, net. Other expense, net consists primarily of franchise tax payments for the states in which we operate and gain (loss) on asset disposals.

Adjusted EBITDA. We define Adjusted EBITDA as net income before interest expense and depreciation and amortization, as adjusted to exclude the impact of items and amounts that we view as not indicative of our core operating performance, including share-based compensation, acquisition accounting adjustments, and certain legal and regulatory items. Adjusted EBITDA does not have a definition under GAAP, and our definition of Adjusted EBITDA may not be the same as, or comparable to, similarly titled measures used by other companies. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Adjusted EBITDA and Other Non-GAAP Financial Measures” for more information.

Financial and Operational Highlights for the Three and Six Months Ended June 30, 2024

For the three and six months ended June 30, 2024, we generated revenue of $300.0 million and $575.4 million, compared to $253.4 million and $502.4 million for the same periods in 2023, representing year-over-year growth of 18.4% and 14.5%, respectively. The increases were primarily due to the organic growth of our business, coupled with revenues from the Acquisitions. For the three and six months ended June 30, 2024, we generated net income of $15.8 million and

$22.9 million, compared to net income of $24.4 million and $30.2 million for the same periods in 2023, respectively. The decreases in net income were primarily due to share-based compensation expense (income) for the three and six months ended June 30, 2024, compared to the corresponding periods in 2023. Adjusted EBITDA was $21.7 million and $41.9 million for the three and six months ended June 30, 2024, compared to $18.1 million and $37.2 million for the same periods in 2023, respectively.

During June 2024, we served approximately 174,000 residents, compared to approximately 156,000 residents during June 2023, representing year-over-year growth of 11.5%. For the three and six months ended June 30, 2024, we also dispensed 6.2 million and 12.0 million prescriptions, compared to 5.4 million and 10.7 million prescriptions for the same periods in 2023, representing year-over-year growth of 14.8% and 12.1%, respectively. The increases were primarily due to increasing resident adoption and new facility contracts, which are fundamental drivers of organic growth in our business, and the Acquisitions.

Financial and Operational Highlights for the Year Ended December 31, 2023

For the year ended December 31, 2023, we generated revenue of $1.046 billion, compared to $908.9 million for the year ended December 31, 2022, representing year-over-year growth of 15.1%. The increase was primarily due to the organic growth of our business. For the year ended December 31, 2023, we generated net income of $37.7 million, compared to net income of $49.7 million for the year ended December 31, 2022, representing a year-over-year decrease of 24.1%. The decrease in net income was primarily due to the impact of non-recurring attorneys’ fees, settlement costs and other expenses associated with certain legal proceedings accounted for in 2023 when compared to the year ended December 31, 2022. Adjusted EBITDA was $76.2 million for the year ended December 31, 2023, compared to $65.7 million for the year ended December 31, 2022.

During December 2023, we served approximately 163,000 residents, compared to approximately 151,000 residents during December 2022, representing a year-over-year increase of 7.9%. For the year ended December 31, 2023, we also dispensed approximately 22.2 million prescriptions, compared to approximately 20.2 million prescriptions for the same period in 2022, representing year-over-year growth of 9.9%. The increases were primarily due to increasing resident adoption and new facility contracts, which are fundamental drivers of organic growth in our business.

Results of Operations for the Three and Six Months Ended June 30, 2023 and 2024

The following table sets forth our consolidated statements of income data for the three and six months ended June 30, 2023 and 2024, respectively. The year-over-year comparison of results of operations is not necessarily indicative of results for future periods.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2023	2024	2023	2024

Revenues	$253,439	$300,037	$502,385	$575,447

Cost of goods sold	203,117	238,749	400,845	459,058

Gross profit	50,322	61,288	101,540	116,389

Selling, general, and administrative(1)	25,027	44,283	69,788	91,451

Operating income	25,295	17,005	31,752	24,938

Other expenses:

Interest expense	702	1,066	1,404	1,831

Other expense, net	151	91	192	164

Total other expense	853	1,157	1,596	1,995

Net income	24,442	15,848	30,156	22,943

Less: net income attributable to non-controlling interest(2)	(2,972)	(5,224)	(6,982)	(9,533)

Net income attributable to Guardian Pharmacy, LLC	$21,470	$10,624	$23,174	$13,410

Adjusted EBITDA(3)	$18,129	$21,676	$37,155	$41,931

(1)

Included in selling, general, and administrative expenses is share-based compensation expense (income) of ($11,997) and ($272) during the three months ended June 30, 2023 and 2024, respectively, and ($4,068) and $5,673 during the six months ended June 30, 2023 and 2024, respectively. This share-based compensation expense and income primarily represents non-cash recognition of changes in the value of units, and has historically been recorded as a liability using a cash settlement methodology as calculated on a quarterly basis. In connection with the completion of this offering, we will implement a new equity plan that is expected to be accounted for as equity awards under GAAP. As a result, we expect volatility in net income from material changes in the liability associated with units will be substantially lessened following this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Selling, general, and administrative” and “Executive Compensation—2024 Equity and Incentive Compensation Plan.”

(2)

These figures reflect minority membership interests in our subsidiaries. Such minority membership interests in the Converting Subsidiaries (but not in the Non-Converting Subsidiaries) will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization. The income attributable to non-controlling interests of Non-Converting Subsidiaries for all periods presented is immaterial to the consolidated financial statements.

(3)

See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Adjusted EBITDA and Other Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Revenue

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2023	2024		2023	2024
	(in thousands)			(in thousands)

Revenue	$253,439	$300,037	18.4%	$502,385	$575,447	14.5%

Revenue for the three months ended June 30, 2024 increased by $46.6 million or 18.4% compared to the three months ended June 30, 2023. $15.9 million of the increase was attributable to revenue from the Acquisitions, with the remaining $30.7 million of the increase attributable to the organic growth of our business. Further, the increase was attributable to increases in the number of residents served from 156,000 residents during June 2023 to 174,000 residents during June 2024 and prescriptions dispensed from 5.4 million during the three months ended June 30, 2023 to 6.2 million during the three months ended June 30, 2024, as well as annual drug price inflation.

Revenue for the six months ended June 30, 2024 increased by $73.1 million or 14.5% compared to the six months ended June 30, 2023. $15.9 million of the increase was attributable to revenue from the Acquisitions, with the remaining $57.2 million of the increase attributable to the organic growth of our business. Further, the increase was attributable to increases in the number of residents served from 156,000 residents during June 2023 to 174,000 residents during June 2024 and prescriptions dispensed from 10.7 million during the six months ended June 30, 2023 to 12.0 million during the six months ended June 30, 2024, as well as annual drug price inflation.

Cost of goods sold

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2023	2024		2023	2024
	(in thousands)			(in thousands)

Cost of goods sold	$203,117	$238,749	17.5%	$400,845	$459,058	14.5%

Percentage of revenue	80.1%	79.6%		79.8%	79.8%

Cost of goods sold for the three months ended June 30, 2024 increased by $35.6 million or 17.5% compared to the three months ended June 30, 2023. $13.9 million of the increase was attributable to the Acquisitions, with the remaining $21.7 million of the increase attributable to the organic growth of our business. Cost of goods sold as a percentage of revenue decreased from 80.1% to 79.6% during the three months ended June 30, 2024.

Cost of goods sold for the six months ended June 30, 2024 increased by $58.2 million or 14.5% compared to the six months ended June 30, 2023. $13.9 million of the increase was attributable to the Acquisitions, with the remaining $44.3 million increase attributable to the organic growth of our business. Cost of goods sold as a percentage of revenue remained consistent, at 79.8% for both periods.

Selling, general, and administrative

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2023	2024		2023	2024
	(in thousands)			(in thousands)

Selling, general, and administrative	$25,027	$44,283	76.9%	$69,788	$91,451	31.0%

Percentage of revenue	9.9%	14.8%		13.9%	15.9%

Selling, general and administrative expenses increased $19.3 million or 76.9% for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The increase was primarily due to share-based compensation expense (income), which was an income of ($0.3) million for the three months ended June 30, 2024, compared to ($12.0) million for the three months ended June 30, 2023. Additionally, $7.6 million of the increase in selling, general, and administrative expenses was driven by an increase in average employee headcount, with $5.6 million resulting from organic growth and $2.0 million resulting from the Acquisitions. Selling, general and administrative expense as a percentage of revenue increased from 9.9% to 14.8% based primarily on decreases to share-based compensation income described above.

Selling, general and administrative expenses increased $21.7 million or 31.0% for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase was primarily due to share-based compensation expense (income), which was an expense of $5.7 million for the six months ended June 30, 2024, compared to an income of ($4.1) million for the six months ended June 30, 2023. Additionally, $11.9 million of the increase in selling, general, and administrative expenses was driven by an increase in average employee headcount, with $9.9 million resulting from organic growth and $2.0 million resulting from the Acquisitions. Selling, general, and administrative expense as a percentage of revenue increased from 13.9% to 15.9% based primarily on increases in share-based compensation expense described above.

Interest expense

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2023	2024		2023	2024
	(in thousands)			(in thousands)

Interest expense	$702	$1,066	51.9%	$1,404	$1,831	30.4%

Interest expense increased $0.4 million or 51.9% for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The increase was primarily due to increased utilization of the Credit Facility (see Liquidity and Capital Resources below), coupled with higher interest rates on the Company’s outstanding indebtedness.

Interest expense increased $0.4 million or 30.4% for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase was primarily due to increased utilization of the Credit Facility (see Liquidity and Capital Resources below), coupled with higher interest rates on the Company’s outstanding indebtedness.

Net income and Adjusted EBITDA

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2023	2024		2023	2024
	(in thousands)			(in thousands)

Net income	$24,442	$15,848	(35.2)%	$30,156	$22,943	(23.9)%

Percentage of revenue	9.6%	5.3%		6.0%	4.0%

Adjusted EBITDA	$18,129	$21,676	19.6%	$37,155	$41,931	12.9%

Percentage of revenue	7.2%	7.2%		7.4%	7.3%

Net income for the three and six months ended June 30, 2024 was $15.8 million and $22.9 million, respectively, compared to net income of $24.4 million and net income of $30.2 million for the three and six months ended June 30, 2023, respectively, and Adjusted EBITDA for the three and six months ended June 30, 2024 was $21.7 million and $41.9 million, respectively, compared to $18.1 million and $37.2 million for the three and six months ended June 30, 2023, respectively, due to the factors described above. For the three months ended June 30, 2024 and 2023, net income as a percentage of revenue decreased from 9.6% to 5.3%. For the six months ended June 30, 2024 and 2023, net income as a percentage of revenue decreased from 6.0% to 4.0%. For the three months ended June 30, 2024 and 2023, Adjusted EBITDA as a percentage of revenue remained consistent at 7.2%. For the six months ended June 30, 2024 and 2023, Adjusted EBITDA as a percentage of revenue decreased from 7.4% to 7.3%. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Adjusted EBITDA and Other Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Results of Operations for the Years Ended December 31, 2022 and 2023

The following table sets forth our consolidated statements of income data for the years ended December 31, 2022 and 2023, respectively. The year-over-year comparison of results of operations is not necessarily indicative of results for future periods.

(in thousands)	Year Ended December 31,
	2022	2023

Revenue	$908,909	$1,046,193

Cost of goods sold	723,043	837,883

Gross profit	185,866	208,310

Selling, general, and administrative(1)	133,876	167,364

Operating income	51,990	40,946

Other expense:

Interest expense	1,926	2,859

Other expense, net	403	367

Total other expense	2,329	3,226

Net income	49,661	37,720

Less net income attributable to non-controlling interest(2)	(14,240)	(13,818)

Net income attributable to Guardian Pharmacy, LLC	$35,421	$23,902

Adjusted EBITDA(3)	$65,714	$76,175

(1)

Included in Selling, general, and administrative expenses is share-based compensation expense (income) of ($3,381) and ($6,090) during the year ended December 31, 2022 and 2023, respectively. This share-based compensation income primarily represents non-cash recognition of changes in the value of units, which has historically been recorded as a liability using a cash settlement methodology as calculated on a quarterly basis. In connection with the completion of this offering, we will implement a new equity plan that is expected to be accounted for as equity awards under GAAP. As a result, we expect volatility in net income from material changes in the liability associated with units will be substantially lessened following this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Selling, general, and administrative and “Executive Compensation—2024 Equity and Incentive Compensation Plan.”

(2)

These figures reflect minority membership interests in our subsidiaries. Such minority membership interests in the Converting Subsidiaries (but not in the Non-Converting Subsidiaries) will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization. The income attributable to non-controlling interests of Non-Converting Subsidiaries for all periods presented is immaterial to the consolidated financial statements.

(3)

See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Adjusted EBITDA and Other Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Revenue

	Year Ended December 31,		% Change
	2022	2023
	(in thousands)

Revenue	$908,909	$1,046,193	15.1%

Revenue for the year ended December 31, 2023 increased by $137.3 million or 15.1% compared to the year ended December 31, 2022. The increase was primarily due to the organic growth of our business, including an increase in the number of residents served from 151,000 residents during December 2022 to 163,000 residents during December 2023, prescriptions dispensed from 20.2 million during 2022 to 22.2 million during 2023 and annual drug price inflation.

Cost of goods sold

	Year Ended December 31,		% Change
	2022	2023
	(in thousands)

Cost of goods sold	$723,043	$837,883	15.9%

Percentage of revenue	79.6%	80.1%

Cost of goods sold for the year ended December 31, 2023 increased by $114.8 million or 15.9% compared to the year ended December 31, 2022. The increase was primarily due to the organic growth of our business and higher personnel and delivery costs related to the effects of economic inflation in 2023. As a percentage of revenue, costs of goods sold was 80.1% in the year ended December 31, 2023 compared to 79.6% for the year ended December 31, 2022. Costs outpaced the revenue increase primarily as a result of prescription cost and labor inflationary pressure not fully realized in price increases, however, we were able to manage our pharmacy based labor and overhead cost to achieve only moderate increases in costs of goods sold in relation to revenue.

Selling, general, and administrative

	Year Ended December 31,		% Change
	2022	2023
	(in thousands)

Selling, general, and administrative	$133,876	$167,364	25.0%
Percentage of revenue	14.7%	16.0%

Selling, general, and administrative expenses increased $33.5 million or 25.0% for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was primarily due to recognition in 2023 of $23.5 million in non-recurring attorneys’ fees, settlement costs and other expenses associated with certain legal proceedings compared to $3.6 million in 2022. Additionally, increases in 2023 of $16.3 million relate to the organic growth of our business and economic inflation, which drove higher operating expenses (including costs associated with increased sales activity, travel, and facility-related expenses). These increases in 2023 were offset by share-based compensation expense (income) of ($6.1) million, compared to share-based compensation expense (income) in 2022 of ($3.4) million. As a percentage of revenue, selling, general and administrative expenses increased from 14.7% in 2022 to 16.0% in 2023, respectively, which is primarily a result of the non-recurring legal expenses described above.

Interest expense

	Year Ended December 31,		% Change
	2022	2023
	(in thousands)

Interest expense	$1,926	$2,859	48.4%

Interest expense increased $0.9 million or 48.4% for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was primarily due to higher interest rates on the Company’s outstanding indebtedness.

Net income and Adjusted EBITDA

	Year Ended December 31,		% Change
	2022	2023
	(in thousands)

Net income	$49,661	$37,720	(24.0)%

% of revenue	5.5%	3.6%

Adjusted EBITDA	$65,714	$76,175	15.9%

% of revenue	7.2%	7.3%

Net income for the year ended December 31, 2023 was $37.7 million, compared to $49.7 million for the year ended December 31, 2022, and Adjusted EBITDA for the year ended December 31, 2023 was $76.2 million compared to $65.7 million for the year ended December 31, 2022, due to the factors described above. As a percentage of revenue, net income decreased from 5.5% to 3.6% and Adjusted EBITDA increased from 7.2% to 7.3%. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Adjusted EBITDA and Other Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Liquidity and Capital Resources

We have historically financed our business and acquisitions primarily through cash from operations and borrowings under our credit facility. We use cash in the ordinary course of our operations primarily for prescription drug acquisition costs, capital expenditures, and personnel costs. As of June 30, 2024, we had $1.5 million in cash and cash equivalents. Our cash primarily consists of demand deposits held with a large regional financial institution.

On May 13, 2024, the Company entered into the Sixth Amendment to the Third Amended and Restated Loan and Security Agreement (the “2024 Amendment”) to the existing credit facility with Regions Bank (the “Credit Facility”). The Credit Facility provides for term loans (the “Term Loan”) and a line of credit. The 2024 Amendment extended the maturity date of the Credit Facility from April 23, 2025 to April 23, 2027. The line of credit under the Credit Facility bears an interest rate equal to the one-month Secured Overnight Financing Rate (“SOFR”) plus an additional rate of 1.80% to 2.80% based on certain financial ratios maintained by the Company. Additionally, the 2024 Amendment added a new term loan of $15.0 million to the Credit Facility. The interest rate of the Term Loan bears an interest rate equal to the one-month SOFR plus an additional rate of 1.80% to 2.80% based on certain financial ratios maintained by the Company. The Term Loan is payable in quarterly installments of $1.4 million through March 31, 2027, with the remaining balance of the Term Loan due in a final lump sum payment at maturity on April 23, 2027.

As of June 30, 2024, we had $35.6 million in principal outstanding under the Term Loan and $9.0 million borrowings outstanding under the line of credit.

In connection with completing the Corporate Reorganization and the offering made hereby, Guardian Pharmacy, LLC and the Converting Subsidiaries will make certain final distributions to their respective members relating to time periods ending before or upon the closing of the Corporate Reorganization. We estimate that the total amount of such final distributions by Guardian to its members subsequent to June 30, 2024 (including those made before and expected to be made after the date of this prospectus) will be approximately $20.0 million. All of such distributions are made in ordinary course related to operating distributions and are expected to be paid from cash that is available to us prior to this offering. See “Corporate Reorganization.”

We believe our existing cash and cash equivalents and the amounts available under our Credit Facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future.

Net Cash Flows

For the years ended December 31, 2022 and 2023, and for the six months ended June 30, 2023 and 2024, respectively, our net cash flows were as follows:

Net cash provided by (used in):
	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	(in thousands)
Operating activities	$48,522	$70,819	$41,454	$37,787
Investing activities	$(17,899)	$(13,441)	$(7,582)	$(16,702)
Financing activities	$(45,028)	$(57,233)	$(33,810)	$(20,299)

Operating Activities

Cash flows provided by operating activities consist of our net income principally adjusted for certain non-cash items, such as depreciation and amortization, provision for losses on accounts receivable, and share-based compensation expense (income). Cash flows used in operating activities consist primarily of changes in our operating assets and liabilities.

Net cash provided by operating activities for the year ended December 31, 2023 increased by $22.3 million compared to the year ended December 31, 2022. The increase was primarily due to decreases in inventory and increases in accrued compensation and other liabilities when compared to 2022, offset by decreases in net income and increases in other current assets when compared to 2022.

Net cash provided by operating activities for the six months ended June 30, 2024 decreased by $3.7 million compared to the corresponding period in 2023. The decrease was primarily due to increases in receivables and inventories, offset by increases in accounts payable and other operating liabilities when compared to the corresponding period in 2023.

Investing Activities

Cash flows provided by investing activities consist primarily of proceeds from disposition of property and equipment and proceeds from disposition of business. Cash flows used in investing activities consist primarily of capital expenditures relating to our new and existing pharmacy locations and payments related to acquisitions.

Net cash used in investing activities for the year ended December 31, 2023 decreased by $4.5 million compared to the year ended December 31, 2022. The decrease was primarily due to lower capital expenditures of $2.2 million in the year ended December 31, 2023 compared to the year ended December 31, 2022, and lower payments of $1.0 million relating to acquisitions in the year ended December 31, 2023, compared to the year ended December 31, 2022.

Net cash used in investing activities for the six months ended June 30, 2024 increased by $9.1 million compared to the corresponding period in 2023. The increase was primarily due to the cash paid for the Acquisitions of $10.2 million offset by $0.8 million less of capital expenditures when compared to the corresponding period in 2023.

Financing Activities

Cash flows provided by financing activities consist primarily of borrowings from the term loan (recorded as borrowings from notes payable) and the line of credit. Cash flows used in financing activities consist primarily of distributions to our equityholders (inclusive of non-controlling interests), which have mostly consisted of distributions to fund tax liabilities and operational distributions, as well as return of capital and repayment of borrowings from the term loan (recorded as repayment of notes payable) and the line of credit.

Net cash used in financing activities for the year ended December 31, 2023 increased by $12.2 million compared to the year ended December 31, 2022. The increase was primarily due to an increase in distributions to equityholders of $12.3 million in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Net cash used in financing activities for the six months ended June 30, 2024 decreased by $13.5 million compared to the corresponding period in 2023. The decrease is primarily due to the 2024 Amendment resulting in $15.0 million being added to the Credit Facility offset by $1.9 million increase in distributions to equityholders when compared to the corresponding period in 2023.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP. Preparing our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as related disclosures. Because these estimates and judgments may change from period to period, actual results could differ materially, which may negatively affect our financial condition or results of operations. We base our estimates and judgments on historical experience and various other assumptions that we consider reasonable, and we evaluate these estimates and judgments on an ongoing basis. We refer to such estimates and judgments, discussed further below, as critical accounting policies and estimates.

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for further information on our significant accounting policies.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Each prescription claim represents a separate performance obligation by us, separate and distinct from other prescription claims under customer arrangements.

A significant portion of our revenues from sales of pharmaceutical and medical products is subject to reimbursement by federal Medicare (i.e., Part A, B, D) programs and state Medicaid programs. The total net sales and receivables reported on our consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Billing functions for a portion of our revenue systems are largely computerized, submitting claims for online adjudication electronically, with simultaneous feedback of the amount to be received at the time of sale to determine and record net revenues.

Resident co-payments are billed to the resident as part of our normal billing procedures. Additionally, we bill certain long-term care facilities for the sale of pharmaceuticals. These billings are subject to our normal accounts receivable collections procedures.

Allowance for Credit Losses

We adopted Accounting Standards Codification (“ASC”) 326, effective as of January 1, 2023, utilizing the modified retrospective method of adoption. Accordingly, the consolidated financial statements for the fiscal year ended December 31, 2022 are presented under ASC Topic 310, Receivables, and the consolidated financial statements for the year ended December 31, 2023 and the six months ended June 30, 2023 and 2024 are presented under ASC 326.

Collection of trade accounts receivable from customers is our primary source of operating cash flow and is critical to our operating performance and financial condition. The primary collection risk relates to facility and private pay customers, as billings to these customers can be complex and may lead to payment disputes or delays. We establish an allowance for trade accounts receivable considered to be at increased risk of becoming uncollectible to reduce the carrying value of such receivables to their estimated net realizable value.

When establishing this allowance for credit losses, we consider such factors as historical collection experience (i.e., payment history and credit losses) and creditworthiness, specifically identified credit risks, aging of accounts receivable, current and expected economic conditions, and other relevant factors. Using this information, the Company estimates future expected credit losses. The allowance for credit losses is regularly reviewed for appropriateness. Judgment is used to assess the collectability of account balances and the economic ability of customers to pay. At such time when a balance is definitively deemed to be uncollectible, the balance is written off against the allowance for credit losses.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of identifiable net assets acquired in business combinations accounted for under the acquisition method of accounting. We test our goodwill annually during the fourth quarter of the fiscal year or when events and circumstances indicate that impairment may have occurred and requires an impairment charge to be recognized based on the difference between the carrying amount of the reporting unit and its fair value up to the amount of goodwill assigned to the reporting unit. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment). Prior to performing the quantitative impairment test, we may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. Our annual impairment testing date is October 1.

Recent Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for accounting pronouncements adopted and recent accounting pronouncements not yet adopted as of the date of this prospectus.

JOBS Act Accounting Election

The JOBS Act permits EGCs to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period for complying with certain new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange

Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents of $1.5 million and $0.7 million as of June 30, 2024 and June 30, 2023, respectively, which primarily consist of demand deposits held with financial institutions. Changes in interest rates affect the interest income we earn on our cash and cash equivalents and the fair value of our cash equivalents. Historical fluctuations in interest rates have not had a significant impact on our financial condition or results of operations, and a hypothetical 100 basis point increase or decrease in interest rates would not have a material impact on the value of our cash and cash equivalents or on our future financial condition or results of operations.

BUSINESS

Overview

We are a leading, highly differentiated pharmacy services company that provides an extensive suite of technology-enabled services designed to help residents of LTCFs adhere to their appropriate drug regimen, which in turn helps reduce the cost of care and improve clinical outcomes. We emphasize high-touch, individualized clinical, drug dispensing and administration capabilities that are tailored to serve the needs of residents in historically lower acuity LTCFs, such as ALFs, and BHFs. More than two-thirds of our annual revenue for each of the past three years has been generated from residents of ALFs and BHFs, which are our target markets, while the remainder has been generated primarily from residents of SNFs. Additionally, our robust suite of capabilities enables us to serve residents in all types of LTCFs. We are a trusted partner to residents, LTCFs and health plan payors because we help reduce errors in drug administration, manage and ensure adherence to drug regimens, and lower overall healthcare costs. As of June 30, 2024, our 50 pharmacies served approximately 174,000 residents in approximately 6,700 LTCFs across 36 states.

Within the U.S. LTCF market, we believe the ALF and BHF sectors present the most attractive opportunity and have the highest growth potential for our business. Certain characteristics of ALFs and BHFs, which are not typical of SNFs, create additional challenges and complexities for pharmacy service providers that Guardian is well suited to address. First, residents at ALFs are typically on a variety of different pharmacy benefit plans, each with a distinct formulary and reimbursement process, covering their complex drug regimens. Second, ALFs often lack staff with formal clinical training and usually do not have an on-site medical director or full-time nurse. Because residents of ALFs rely on off-site physicians to oversee and monitor their health conditions, there is an increased need for coordination among ALF operators, each resident’s physicians and pharmacy service providers. Third, residents in these facilities have the right to choose their own pharmacy, which often leads to multiple pharmacy service providers serving a single ALF. These characteristics are also typical of most BHFs.

We believe that we enjoy a strong competitive position as a large and purpose-built provider of pharmacy services to ALFs and BHFs. Guardian offers a variety of services that we believe address the challenges that ALFs and BHFs face, and differentiate us from our competitors, providing residents, LTCFs and health plan payors with a compelling value proposition. Our centralized corporate support capabilities empower our local pharmacy operators to offer an extensive suite of high-touch, individualized, consultative pharmacy services, using a portfolio of proprietary data analytics systems and technology designed to help ensure that the right dose of the right medication is provided to the right resident at the right time. Examples of our specialized services include:

•	Assisting residents in optimizing pharmacy benefit plan coverage of their medication by coordinating formulary interchanges with residents’ physicians;

•	Proactively analyzing potential adverse drug interactions and managing potential risks in medication administration;

•	Providing robotic dispensing and customized compliance solutions, organized by resident and time of administration;

•	Integrating a resident’s drug regimen with the LTCF’s EMARs to help ensure adherence;

•	Providing training for LTCF caregivers to help them administer medications to residents more safely, efficiently and cost-effectively;

•

Partnering with LTCF operators to increase the number of residents using our services at each facility we serve, which we refer to as “resident adoption,” in order to streamline drug administration and minimize medication management risk;

•	Conducting mock audits of LTCFs to monitor compliance with drug administration and government regulation; and

•	Reviewing periodically the drug regimen for each resident by consulting pharmacists.

We are a trusted partner to:

•

Residents. We help monitor resident drug regimens and coordinate with each resident’s prescribing physicians to confirm clinical appropriateness and to help maximize coverage under the resident’s pharmacy benefit plan. We also partner with each facility to achieve adherence to a resident’s drug regimen. We believe that these services help improve clinical outcomes and reduce hospitalizations and out-of-pocket costs for the resident.

•

LTCFs / Caregivers. We help caregivers deliver high quality resident care by streamlining the intricacies associated with drug administration and compliance with related regulatory requirements. We accomplish this through the information available from our technology-enabled, proprietary data warehouse, our compliance packaging of the prescriptions we fill and the clinical training we offer to caregivers.

•

Health Plan Payors. Our services help facilitate proper management of residents’ drug regimens and reduce errors in drug administration, which we believe ultimately results in better clinical outcomes and thereby lowers overall health care costs for health insurance payors.

Our Solution and Value Proposition

We believe that we have purpose-built our capabilities and associated technology tools to address the growing challenges that are specific to our end markets. In addition to the services we provide to LTCFs generally, we provide ALFs and BHFs with tailored services that enhance their abilities as caregivers to their residents. We offer a suite of high-touch consultative pharmacy services, as illustrated in the following chart, using a portfolio of proprietary data analytics systems and technology, to assist our local pharmacies in optimally serving facilities and their residents.

Through our extensive suite of pharmacy services and our service-focused approach, we believe that we offer a compelling value proposition to residents, LTCFs and their respective caregivers, particularly in ALFs and BHFs, and to health plan payors.

Our Workflow Lifecycle and Pharmacy Support

Through our locally-based pharmacies, we utilize a complex, technology-enabled platform to manage the dispensing and administration of prescriptions to residents of LTCFs over the full prescription lifecycle in order to manage medication risk.

We believe our business model and strategic approach are built upon several key strengths of Guardian, as further described below.

We utilize a high-touch, resident-centric, superior customer service model to help drive drug regimen adherence and improved clinical outcomes, while managing overall costs.

We work closely with the LTCFs we serve to deliver a pharmacy solution that strives to maximize resident drug adherence while minimizing the incidence of adverse drug events. We manage the adjudication process for every prescription, which we believe instills confidence on the part of both the residents and LTCFs we serve that adverse drug events will be minimized and proper insurance eligibility will be in place. We also assist residents in confirming appropriate pharmacy benefit plan coverage of their medication by coordinating formulary interchanges with residents’ physicians.

To further enhance the quality of pharmacy administration, we customize technology and dispensing solutions to produce compliance packaging specific to each LTCF and each individual resident. In combination with the training we provide to caregivers, this dispensing solution is designed to help ensure that the right dose of the right medication is provided to the right resident at the right time.

We also offer training and continuing education programs to LTCF staff for a fee to educate caregivers on the proper administration of drugs to residents in accordance with the resident’s drug regimen. Additionally, we conduct mock audits for LTCFs to assist in compliance with state and federal regulations and deliver other pharmacy consulting services, including resident drug therapy evaluations.

We service LTCFs typically within a radius of 200 miles or less of our pharmacy locations, depending on the metropolitan area. We typically deliver medications to these facilities at a minimum once each day. We provide 24-hour, seven-days a week, on-call pharmacist services for emergency dispensing, delivery, and/or consultation with the facility’s staff or the resident’s attending physician.

We believe that our high-touch model contributes to fewer instances of adverse drug events, decreases in resident hospitalizations and increases in overall drug regimen adherence, which collectively keep residents healthier at a lower cost to their insurers.

We use our technological tools to enhance our ability to serve LTCFs and drive operational efficiencies.

The scale of our business has enabled us to make significant investments to equip our pharmacies with dynamic technologies designed to drive superior operational efficiencies in pharmacy workflow management. Key areas of investment include logistics management, revenue cycle management, automated robotic dispensing technology, compliance packaging, pharmacy workflow software, EMAR integration capabilities, cybersecurity infrastructure and disaster recovery business continuity.

Automated Robotic Dispensing Technology

We have invested more than $20 million in advanced pharmacy automation technologies over the past 10 years. The use of automation within our pharmacies leverages our size and distinguishes us from many of our competitors. It increases our dispensing accuracy and speed of pharmaceutical distribution, in addition to providing significant cost benefits. Specifically, we currently have over 100 automated dispensing machines deployed across our network.

Automation reduces the need for human involvement and improves the efficiency of operations and increases accuracy with respect to drug dispensing. It also leverages artificial intelligence and barcode scanning software to detect the correct National Drug Code number (or NDC) and size, shape, and color of pills in order to help flag problems for our pharmacies. It also enables rapid scaling of volumes as new residents are added. Further, our barcoded delivery system facilitates compliance with pharmacy benefit plan requirements by creating an electronic record of delivery.

Compliance Packaging

We offer a compliance packaging service, through which we repackage and dispense prescription and non-prescription pharmaceuticals in accordance with physician orders and deliver the medications to LTCFs for administration to individual residents. This service organizes each resident’s medications into individual unit dose or multi-unit dose packaging in accordance with specific “Med Passes,” or drug distribution rounds that occur at LTCFs at specific times throughout the day. The packaging of drugs for each resident indicates specific drug administration instructions. LTCFs prefer the individual- or multi-unit dose delivery system over the bulk delivery system employed by retail pharmacies because it improves control over the storage and ordering of drugs and reduces errors in drug administration in healthcare facilities. Nurses or caregivers at LTCFs then distribute medications to residents in accordance with physician orders at each Med Pass.

Pharmacy Workflow Software

The pharmacy workflow software we use helps to manage and track drug dispensing via a structured and scalable workflow process, including the use of barcode technology. In addition, the software increases labor productivity and enables our local pharmacies to focus their time and resources on delivering care to residents, which improves overall resident safety. This system improves efficiencies in nursing time, reduces drug waste, and helps to improve resident outcomes, thereby lowering costs for pharmacy benefit plans.

EMAR Integration Capabilities

Our ability to interface with facilities’ EMARs makes documentation and drug administration more efficient. At the time of drug administration, the nurse or caregiver must scan the barcode associated with each resident at the time of drug delivery, which creates a notation on the EMAR system. This helps us ensure the safe and effective delivery of medications to each resident at each Med Pass and helps LTCFs to manage their regulatory requirements.

Cybersecurity, Infrastructure, Disaster Recovery and Business Continuity

We employ multiple levels of protection to minimize the risks associated with cybersecurity, ransomware and data breaches, including firewalls, cloud-based backups, multifactor authentication, encryption software, intrusion testing and SIEM networking monitoring to ensure the integrity of our data and systems. In addition, we maintain recovery and other business continuity procedures, including cloud-based backups, electrical generators, critical systems housed at hardened data centers and geographic redundancy, intended to minimize disruptions to our operations in the event of disaster or other interruptions to our information systems.

We believe that our business model promoting local management autonomy, combined with our centralized corporate support, results in superior service to LTCFs and their residents.

We believe that our pharmacy management model offers local and tailored support to LTCFs and their residents, and enables us to adapt our technology and dispensing capabilities to customer needs in each local market. We provide centralized corporate support to our local pharmacy operators, including data analytics, IT operations, financial oversight and analysis, capital management, leadership support and training, purchasing power, legal/regulatory support, and HR/recruiting assistance. We believe this approach allows us to benefit from local touch and customer-centric decision making thereby enhancing our ability to manage local, regional and national account relationships, improve resident adoption rates in individual facilities and improve drug regimen adherence and compliance.

Specifically, at the pharmacy level, each pharmacy is run by a President, who directly oversees three directors:

As we acquire or organically open new pharmacies, we offer the following support services and training to each of these directors and their local pharmacy management teams:

•	purchasing strategy and tools
•	health plan payor negotiations
•	revenue cycle management
•	business intelligence and analytics
•	human capital management
•	treasury, business services and financial accounting
•	business development
•	operational and regulatory
•	sales and marketing
•	information technology

We believe this local approach that capitalizes on our national scale distinguishes us from our competitors by eliminating a “one size fits all” approach that may create inefficiencies in a particular local market.

Leveraging Our Data Warehouse to Deliver Insights

Our business model is supported by our proprietary centralized data warehouse, which facilitates the delivery of our technology-enabled services to LTCFs and their residents. Our data warehouse collects and consolidates extensive data related to pharmacy operating systems, purchasing and inventory management, finance and business planning, pharmacy benefit plan reimbursement, sales and customer relationship management, human resources and payroll, and banking. Information is analyzed and interpreted on a daily or real-time basis and reports, dashboards and analytics are available to team members throughout Guardian. We use these analytics and associated metrics to proactively plan and manage our business.

Specifically, our Guardian Compass platform offers insights to enhance efficiencies for our pharmacies, including proprietary real-time operational dashboards and metrics. Our suite of

GuardianShield products offers customer and clinical services that benefit both the residents we serve and their caregivers.

Guardian Compass

Guardian Compass includes dashboards created using data from our data warehouse to help our local pharmacies plan, track and optimize their business operations. The data and metric-driven approach enhances our ability to make decisions regarding labor productivity, capacity planning, and sales forecasting. Guardian Compass also provides tools that improve our local pharmacies’ ability to purchase pharmaceuticals effectively. Detailed assessments regarding the aggregate cost of dispensing drugs and the cost per prescription further assist our pharmacies in improving operations.

We track various individual pharmacy-based operating metrics including financial revenue per Rx, labor per Rx, resident count trends and adoption rate trends per facility among others.

GuardianShield Programs

GuardianShield offers a suite of specialized services, enhanced by actionable analytics, that drive accuracy, efficiency, safety, and savings for LTCFs and create benefits for both residents and LTCF staff. It is comprised of 10 programs, eight of which are currently in use, and two of which are in the development phase, all of which are made possible through the data warehouse. The eight active programs are: the Insurance Optimizer Program, the Antibiotic Stewardship Program, the Psychotropic Medication Reduction Program, the Therapeutic Interchange Program, the Medication Spend Analyzer Program, the Adoption Rate Tracker Program, the Clinical Intervention Tracker Program and the Order Entry QA Analyzer. The two programs in development are: the Falls Risk Management Program and Disease State Management. The data analytics tools and customer service we are able to offer through GuardianShield have downstream benefits for LTCFs and pharmacy benefit plans that we believe are unmatched in the industry.

The Insurance Optimizer Program provides information to help residents choose their pharmacy benefit plans, and helps get essential, non-covered medications covered on a pharmacy benefit plan’s formulary. This program also provides analytics reports to residents in the facilities we serve to quantify their savings. Such data helps with pharmacy adoption, which in turn eases the challenges associated with ALFs and BHFs having to coordinate with multiple pharmacies to supply drugs to residents.

The Antibiotic Stewardship Program combines the extensive clinical experience of our consultant pharmacists with advanced reporting and data analytics to offer a robust antibiotic therapy management program. This helps prevent overuse of antibiotics and other medications, helping pharmacy benefit plans and the facilities we serve.

The Psychotropic Medication Reduction Program capitalizes on our pharmacists’ clinical knowledge and our advanced data analytics capabilities to promote the appropriate use of psychotropic medications (including antipsychotics, anxiolytics, antidepressants, and hypnotics) for the benefit of residents we serve. In understanding the frequency with which such drugs are prescribed to each resident, we are able to help the facilities we serve comply with government regulations pertaining to psychotropic medications.

The Therapeutic Interchange Program allows drug substitutions to therapeutically equivalent drugs to lower costs for SNFs. In addition to the savings generated, this program offers extensive reporting capabilities to track and highlight savings and missed opportunities.

We also offer a Medication Spend Analyzer to break down the monthly drug spending for each of the LTCFs we work with. This assists LTCFs with crucial cost management functions and makes us a valued partner in the process of serving their residents.

For the ALF communities we serve, we seek to maximize the number of residents in those communities who use us for their medication needs, and resident adoption rate is a key metric we use to gauge our effectiveness. Our Adoption Rate Tracker provides information to our pharmacies and ALF communities to help them understand the current opportunity and increase the number of residents we serve in those communities. Higher resident adoption rates mean higher organic growth for us and improved safety and efficiency for the communities and residents.

As a LTCF pharmacy, we use our Clinical Intervention Program to take extra steps to process prescriptions. Whether it is a full medication reconciliation, duplicate therapy resolution, or clinical issue resolution we take measures to help improve resident outcomes and save money. This program has analytics reports to show the frequency of these interactions and thus demonstrate the value we bring our residents, communities, and third-party payors.

Finally, we offer an Order Entry QA Analyzer, which is designed to utilize real-time rules- engine technology to examine prescriptions and detect omissions and/or errors before they become a customer service problem. This service adds substantial value for the LTCFs and pharmacy benefit plans we work with, and ultimately, the residents we serve, as we help residents avoid adverse drug reactions and complications resulting from, and the additional costs associated with, the improper dosage or incorrect administration to residents.

Below are select examples of the insights and analytics we are able to produce from our GuardianShield platform for the six months ended June 30, 2024 on a Company-wide basis.

Advances to GuardianShield

We continuously strive to advance the capabilities of GuardianShield, and are actively developing new predictive tools to assist LTCFs and our pharmacies. Chief among these advancements are the Falls Risk Management Program and Disease State Management services.

The Falls Risk Management Program is being designed to review each resident’s medications and medical history, demographic information, functional status, and cognition to identify those residents with the highest risk of falling. The program will then pinpoint the highest probability causative factors related thereto, which will help enable those residents to receive the medications and/or treatment necessary to help minimize this risk. This program is designed to help optimize residents’ health while lowering health care costs for pharmacy benefit plans.

The Disease State Management Program is being designed to use data to identify residents at LTCFs who are on sub-optimal medication regimens. These regimens will then be subject to a targeted review by our consultant pharmacists, who will work to optimize the drugs each resident takes. This program is expected to improve the overall health of the residents we serve and lower health care costs for the pharmacy benefit plans with whom we work.

GuardianShield University

To increase the effectiveness and reach of GuardianShield, we created GuardianShield University through which we train Guardian Pharmacy staff how to use and get the most out of the GuardianShield services and programs. The university has a robust curriculum offered on rotating semester schedule, and includes lectures, quizzes, and homework assignments. Participants start out at the beginner level and work toward the expert level designation that requires a dissertation style final project to earn that coveted level.

Our Market Opportunity

We believe we have an attractive market opportunity for continued growth. Based on prescription volume information reported by NIC MAP for ALF/MC, we believe we are the largest LTCF pharmacy in the United States in terms of market share serving ALF/MC, with an approximate 12.2% market share nationally. IBISWorld, an independent publisher of industry research reports, estimated as of July 2024 that U.S. institutional pharmacy market revenues would be approximately $24.8 billion in 2024. The U.S. institutional pharmacy market is comprised of pharmacies that provide a range of distribution and drug administration services to residents of nursing homes and other healthcare environments that do not have on-site pharmacies. CMS mandates 10 rules and service capabilities to qualify for participation as a Part D NLTCP provider, as differentiated from traditional Part D and commercial reimbursement. CMS designates an institutional level of care as a “distinct pharmacy setting” and requires payors to compensate designated long-term care pharmacies for the specific services they are required to provide to LTCF residents. In addition, CMS requires that payors maintain network adequacy to serve LTCF residents. This LTCF institutional pharmacy market is currently served by Guardian, two national pharmacy services providers historically focused on serving the needs of SNFs, several regional providers, and over 1,200 independent pharmacies.

We believe that in long-term care settings, proper coordination of drug administration is critical to managing the overall health and wellbeing of residents. Residents of LTCFs can be at high risk for adverse drug events given the complex mix of medications prescribed by the various physicians responsible for their care. Lapses in care or incorrect drug administration can result in serious adverse drug events, which can in turn result in hospitalization and have significant implications on both quality and duration of life, in addition to the overall cost of healthcare.

In comparison to historically higher acuity settings such as SNFs, ALFs in particular face challenges in the pharmacy administration lifecycle. ALFs were initially conceived of as senior living facilities providing stimulation, hospitality and community for elderly individuals who no longer desired, or were capable of, independent living. However, over time, these facilities have expanded their services to increasingly address the health needs of an ever-growing number of older and higher acuity residents who need assistance with medical care and activities of daily living.

With ever increasing levels of acuity, ALF residents today require greater assistance in maintaining their drug regimens, and consistency and accuracy in drug administration is now a key service that ALFs provide to their residents. There are several specific ongoing industry trends that we believe will continue to drive the increased need for ALFs, as well as BHFs, to act as caregivers, and in turn help drive demand for the associated and critical pharmacy services that we provide:

Aging Demographics and Increases in the Number of Assisted Living Residents

The aging of the U.S. population has been well documented, with Census projections for significant growth in the U.S. elderly population. Specifically, by 2050, the 65+ age group is projected to grow to 82 million people, which represents a greater than 47% increase over the same population group in 2022. During this same time period, the cohort of U.S. residents aged 85 and older is projected to nearly triple from 6.7 million people in 2020 to 19.0 million people by 2060. Even as soon as 2030, it is projected that roughly one in five U.S. residents will be 65 and older, which represents the fastest growing cohort as a percentage of the overall U.S. population. The increase in the elderly population is expected to result in significant increases in move-ins to ALFs and, accordingly, drive increases in the number of prescriptions that are fulfilled by institutional pharmacies.

Increasing Median Ages of ALF Residents, Requiring Greater Emphasis on Healthcare Delivery and Associated Coordination of Complex Drug Regimens

Coupled with the significant increases in move-ins to ALFs generally are the increases in the number of more elderly and frail individuals that are moving into and residing in ALFs. Of the more than 800,000 U.S. residents residing in ALFs in 2024, more than half are above 85 years old, with an additional 31% aged between 75 to 84. These increases in the age demographics of ALF residents have been driven by both later average initial admission age for residents and significant increases in overall life expectancy. As a result of these trends, the resident ALF population tends to have more complex medical needs than in previous generations. Chief among these needs is the coordination and effective management of pharmacy services that are fundamental to the effective treatment and overall cost management of medical care for these individuals.

Increasingly Complex Medication Regimens

In general, older residents face more critical health conditions, including chronic illness, increased disability and multiple medical diagnoses—for a longer period of time. As a result, there is an increasingly growing demand for not only long-term care facilities, but also for caregivers who are able to help navigate the complex medication regimens of this elderly population. In turn, these caregivers require more sophisticated pharmacy capabilities and require an extensive range of pharmacy workflow services to ensure proper medication adherence and delivery of care.

Highly Fragile Population of Individuals with Behavioral Health Needs at BHFs

Similarly, BHFs serve as caretakers for a highly fragile population of individuals with behavioral health needs. Oftentimes, these residents are suffering from intellectual and developmental disorders or mental health challenges such as schizophrenia, depression, and anxiety-related afflictions. Pharmaceutical drugs are often first line therapies for these individuals, and the proper administration of and compliance with drug regimens is essential to maintaining their health. The overall mental fragility of BHF residents puts them at high risk for hospitalization or other acute episodes of care that present significant costs to health plan payors. Lapses in the proper administration of their drugs only add to this risk.

Increases in ALF and BHF Desire to Contract with Value-Added Scaled Pharmacy Providers

Though ALF and BHF residents are entitled to a choice in their pharmacy provider, ALF and BHF providers and especially large multi-facility LTCF operators have recognized the enhanced value in having scaled and integrated pharmacy networks service the needs of their caregivers and residents. Often, in the absence of a sophisticated provider, pharmaceuticals are simply delivered to residential settings without an associated suite of services to help ensure successful drug administration (e.g., resident compliance, documentation, data collection, ALF and BHF staff training, etc.). LTCFs and residents are seeking assistance to help monitor and ensure ongoing adherence with their increasingly complex medication regimens.

Extension of Drug Coverage via Medicare Part D Helps Drive the Need for Pharmacy Services Companies

Medicare Part D legislation has significantly changed the way in which prescription drugs are financed and reimbursed, thereby directly impacting the performance of pharmacies serving LTCFs. The number of Medicare Part D beneficiaries has more than doubled since 2006, growing from 22 million people in 2006 to 53 million people in 2024, with Part D enrollment as a percentage of total Medicare enrollment growing from 51% of total Medicare enrollment to 80%, respectively.

Part D created significant changes for assisted living residents who are dually eligible for both Medicare and Medicaid (“dual-eligibles”), given the new benefit shifting their drug coverage from Medicaid to Medicare and requiring enrollment in private health care plans. This expands the pharmaceutical drug coverage of these residents, which they would not have previously had or which Medicaid would have had to pay, and yields more favorable reimbursement rates for pharmacy services companies.

Financial and Administrative Impact of Medicare Part D

Medicare Part D has also resulted in the increased variation around formularies and drug management processes for residents and providers. The complex nature of the Medicare Part D program and the confusion residents have around coverage directly impacts the ability of ALFs and group homes to run operations. The numerous administrative burdens associated with the transition takes time away from resident care, poses regulatory threats to providers and makes it more difficult to ensure optimal drug therapy for residents.

Industry research indicates that revenues in our target market, the U.S. ALF industry are projected to have a CAGR of more than 5% from 2023 to 2030. Of the more than 800,000 residents residing in ALFs in the United States in 2024, we serve approximately 115,000, with the remainder of the residents we serve residing in other types of LTCFs. We believe that our existing market share, the size of our market opportunity, our strategic approach to high-touch, individualized services and favorable market dynamics provides us with a significant opportunity for future growth.

While our national competitors have primarily focused on SNFs, we believe we enjoy a strong competitive position as a large and purpose-built provider of pharmacy services to ALFs and BHFs. The following chart outlines the key differences in the characteristics of ALFs, BHFs and SNFs and illustrates some of the challenges specific to these facilities.

Key Characteristics of LTCFs

	ALFs and BHFs	SNFs
Resident Ability to Choose Pharmacy Provider	Each ALF resident has the right to choose his or her own pharmacy benefit plan and provider	Most SNFs encourage their residents to select the SNF’s contracted pharmacy provider

Level of Staff Experience	Typically, minimal clinical training for caregivers / staff members	Experienced staff members, including an on-site medical director and a registered nurse (RN), as well as a licensed practical nurse (LPN) or certified nursing assistant (CNA) required to administer medications

Access to a Medical Provider	Most ALF residents maintain their physician relationships, with office visits	Each SNF contracts with a medical director that is regularly on site

Our Growth Strategy

Our core growth strategy is focused on increasing the number of residents we serve. Historically, this has been driven by both organic growth and acquired growth. Organic growth represents the increase in the number of residents served at existing locations, start-up greenfield locations and acquired locations subsequent to the acquisition date. Residents served increased from 52,000 as of December 31, 2014 to 174,000 as of June 30, 2024, with 77,000 residents through organic growth and 45,000 residents through acquired growth.

Our organic and acquired growth in residents served was negatively impacted by the COVID-19 pandemic as our resident count decreased from 132,000 to 123,000 during the nine-month period ended December 31, 2020. From December 31, 2020 to June 30, 2024, we increased our number of residents served from 123,000 to 174,000, with 40,000 residents through organic growth and 11,000 residents through acquired growth.

The three key pillars that we expect to continue to drive our growth are:

•	Increase regional and large ALF accounts.

Our sales teams actively engage in marketing efforts to build relationships with local, regional and national ALFs and BHFs. Our local ALF target customers typically operate a single ALF or a small number of ALFs but are generally characterized by their focus on a specific local area. Conversely, large multi-location ALFs operate with a regional or national footprint. We currently serve facilities operated by Brookdale Senior Living, Life Care Services, Sunrise Senior Living and numerous other regional and national providers. We believe that our customer-oriented business model, which is able to serve large numbers of residents across geographic regions, provides a competitive advantage as we continue to develop and expand relationships with ALF operators. In particular, we believe there are significant opportunities to expand our business serving local, regional and national ALF accounts.

Our ability to contract with new, and grow our business with existing, large, multi-location accounts is illustrated by our more than doubling the number of residents we served at large, multi-location accounts from approximately 15,000 residents beginning in 2018 to approximately 37,000 residents during the month ended June 30, 2024. As we continue to build out our national footprint, we believe we are an increasingly attractive provider to ALF operators that value our services and approach, but prefer a vendor with a broad geographic reach.

•	Increase resident adoption of our services in ALF accounts.

We measure, analyze and track resident adoption rates at each ALF we serve. Each of our pharmacies has a dedicated management team focused on increasing our resident adoption through targeted marketing efforts, leveraging internally generated data, and demonstrating our value proposition to ALFs, residents and caregivers. Through our direct marketing efforts to ALFs and residents, we have achieved a resident adoption rate of 88% at ALFs we serve as of June 30, 2024. We believe our success in increasing resident adoption is one of our key strengths.

•	Ongoing geographic expansion.

For both our acquisition program and our greenfield initiatives, we focus on expanding our market share and increasing profitability through strategic evaluation and implementation of opportunities to acquire and build out new pharmacies in existing and underserved markets.

Our geographic expansion to date has relied on a two-pronged business development strategy comprised of (1) finding qualified local pharmacy operators to partner with and (2) growing with our existing pharmacy operators into new markets. Once we have identified a new partner, we seek to either acquire their pharmacy or develop a startup pharmacy with them. In addition, we seek to grow into new markets with our existing pharmacy partners through acquisitions or startups.

The following graphic illustrates how our network of 50 pharmacies has come together through our growth strategy.

Our Business Development Strategy: Find Qualified Operators and Grow Together

Note: 50 pharmacies currently open with two greenfield pharmacies scheduled to open in 2H 2024.

Additionally, we have a robust M&A function with a demonstrated track record of both successful identification of integration of superior qualified pharmacies that are compatible with our platform. Specifically, we seek to partner with pharmacies that are customer-focused, are located in attractive markets (including those close to our large, multi-location ALF accounts) and are led by skilled clinical operators with a growth mindset. Following acquisition, we embark on a standardized multi-year integration process that begins with centralizing pharmacy operations and ultimately transforms core functions and sets the foundation for superior growth and profitability.

Guardian M&A Integration Timeline

Upon acquisition, we are typically able to significantly enhance the profitability and margin of the acquired pharmacy by implementing our IT services and leveraging our purchasing, revenue cycle management and national sales capabilities. These synergies are often substantially realized over a 36-month period from acquisition and represent a substantial opportunity for us and our acquired pharmacy partners. We have completed 30 acquisitions since inception.

In the future, we anticipate that we will structure our acquisitions and greenfield start-ups in a manner similar to our business development strategy prior to this offering. Prior owners of the pharmacies we acquire and the local pharmacy operators we partner with to open greenfield start-up pharmacies will hold minority equity interests in these businesses. A portion of the consideration in an acquisition of an existing pharmacy may be paid in shares of our Class B common stock. Further, employees of the pharmacies may be issued incentive equity interests in that pharmacy. After a period of time sufficient to allow the subsidiary pharmacy to adopt our operating practices and integrate within our business, we would expect to purchase those minority equity interests. Upon such purchases, these pharmacies would become our wholly-owned subsidiaries. In each case, the purchase price for the buyout would be formula-based and we expect that such buyout would be within three to five years after the initial acquisition or greenfield start-up. We also expect that a portion of the consideration for such purchases would be paid in shares of our Class B common stock.

We believe our business development model provides us with a material advantage in attracting and completing acquisitions, particularly when pharmacy owners have multiple competitive sale alternatives. Our post-closing minority ownership structure and the autonomy that comes with our local management model promote continued seller participation in the growth of the business in a meaningful way. We believe the same holds true in our greenfield start-up pharmacy initiatives. The structure incentivizes our new pharmacy operators, and the subsidiary pharmacy’s employees to whom subsidiary equity is issued, to promote the subsidiary’s growth and adoption of our proven operating strategies as we complete full integration and ownership of the pharmacy. By empowering local management, we believe this structure also fosters entrepreneurial practices consistent with those that have contributed to our successful organic growth.

Of our 39 pharmacies that have been operating for at least four years, and based on NIC MAP prescription volume data, 32 Guardian pharmacies have achieved market share leadership in the MSAs that they serve, 35 have achieved a 20% or greater ALF/MC market share, and 13 have achieved a 30% or greater ALF/MC market share. In addition, we believe we currently have in excess of 10% ALF/MC market share in 22 states and in excess of 25% ALF/MC market share in 11 states. We believe our growth strategy and operational focus position us to capture additional market share and believe that our total addressable market gives us the opportunity for significant further growth.

Our Experienced Management Team

We have an exceptional leadership team, both at the corporate and local levels, with a proven history of industry leadership and operational excellence.

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Highly experienced and entrepreneurial executive leadership. We are led by highly experienced and entrepreneurial executive officers, each of whom has more than 30 years of experience founding and leading successful companies in the pharmacy industry. Prior to our inception, Fred Burke, our President and Chief Executive Officer, David Morris, our Executive Vice President and Chief Financial Officer, and Kendall Forbes, our Executive Vice President of Sales & Operations, began working together in 1993 on a previous pharmacy venture that was acquired by Bindley Western in 1999.

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Experienced local pharmacy leadership teams. We have strong management teams in place at the local level, with the majority of local pharmacy presidents having been in their positions for over a decade. The importance and strength of our local leadership was highlighted during the COVID-19 pandemic as local management teams were empowered to make decisions in real-time that were specific to the evolving pandemic-driven conditions and regulations in their markets, in order to maintain our high service levels for our customers and residents.

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Strong corporate support group. We are supported by a team of more than 100 corporate employees who collectively bring deep experience in relevant areas such as technology, pharmacy operations, supply chain, data analytics, legal, regulatory/compliance, revenue cycle management and network contracting, purchasing, sales and marketing, real estate, human resources, leadership development and finance.

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Support from a sophisticated group of investors. We have been primarily capitalized by Bindley Capital Partners, LLC, a private investment firm led by William Bindley, who serves as our Chairman of the Board and has provided significant strategic leadership. Mr. Bindley, a pioneer in the healthcare services industry, was the founder, chairman and chief executive officer of Bindley Western, a pharmaceutical distribution and services company acquired by Cardinal Health, Inc. for $2.1 billion in 2001. He also served as an executive and the chairman of Priority Healthcare Corporation, a specialty pharmacy services company that was spun-off from Bindley Western in 1998 and acquired by Express

Scripts, Inc. for $1.3 billion in 2005. In addition, Cardinal Equity Partners, along with Fred Burke, David Morris and Kendall Forbes, have made significant capital investments in Guardian. Collectively, this group of investors has extensive experience and expertise in the healthcare services industry.

Servicing New Areas of Care

We believe our investments in human capital, technology, and services capabilities position us to continue to pursue rapid innovation and potentially expand our business as a health care service provider in the post-acute care sector. While to date we have primarily focused on serving the LTCF markets, we recognize the continued evolution of healthcare delivery in which alternate sites of care are increasingly relevant. For example, we believe that our core capabilities and value proposition is applicable to the large and expanding IDD, hospice and PACE end markets. We have test initiatives ongoing in these adjacent markets. Such initiatives are in the nascent stages and have generated only immaterial revenues to date.

Customers

Our customers are LTCFs and their residents. For the month ended June 30, 2024, we provided pharmacy services to approximately 174,000 residents at 6,700 LTCFs across 36 states. We have established relationships with both local and large multi-facility LTCF operators, and we are generally the primary source of pharmaceuticals for the residents of the facilities we serve.

Our customers depend on pharmacies like ours to provide the necessary pharmacy products and services and to play an integral role in monitoring resident medication regimens and safety. We dispense pharmaceuticals in resident-specific packaging in accordance with physician instructions.

No single customer comprised more than 10% of our consolidated revenues in the last five fiscal years.

Customer Relationships

Our relationships with SNFs are memorialized in written agreements between Guardian and the owner of the respective facility. These contracts generally range from one to three years in duration and typically renew automatically for subsequent renewal terms. The SNF contracts can be terminated by either party generally upon 60 days’ notice. Similarly, our relationships with ALFs and BHFs are generally memorialized in written agreements between Guardian and the owner of the respective community that designate Guardian as the “preferred provider” of that community owner. Unlike a SNF contract where virtually all of the residents in the skilled facility would be served by us, the ALF and BHF contract does not automatically grant us the right to serve those residents. Instead, our sales team must still market our pharmacy services to the individual residents in that community, each of whom has the right of choice to their pharmacy provider. These contracts generally range from one to three years in duration and typically renew automatically for subsequent renewal terms. These contracts can be terminated by either party generally upon 30 days’ notice. Most LTCF contracts specify certain facility-wide services that we may provide for a fee, including EMAR support, consulting services and training. These contracts all generally have similar provisions surrounding compliance with HIPAA, obligations upon termination, limitation of liability and other standard contractual terms.

Payor Mix and Reimbursement

We derive revenues from multiple government and commercial payor sources, which we believe have a generally stable reimbursement profile. In particular, for the six months ended June 30, 2024, approximately 68% of our revenue was derived from Medicare Part D. CMS mandates 10 rules and service capabilities to qualify for participation as a Part D Network LTC Pharmacy provider, as differentiated from traditional Part D and commercial reimbursement. These required capabilities involve extended drug control and distribution systems that include items such short-cycle dispensing, compliance packaging, 24/7 support and delivery, medication regimen review, maintaining a comprehensive inventory of Part D drugs, maintaining emergency kits and retrospective billing for patient copays and coverage gaps, known as the “donut hole.” CMS designates an institutional level of care as a “distinct pharmacy setting” and requires payors to compensate designated long-term care pharmacies for the specific services they are required to provide LTCF residents. In addition, CMS requires that payors maintain network adequacy to serve LTCF residents. We believe Medicare Part D payors recognize the value that LTCF pharmacies like Guardian provide, including helping to ensure that residents adhere to the right drug regimens, which helps improve clinical outcomes and reduce the overall cost of care. We believe that, consequently, Medicare Part D plans generally offer more favorable and stable contract terms for LTCF pharmacies relative to commercial plans that are offered to retail pharmacies.

*	Percentages represent Guardian revenue by payor for the six months ended June 30, 2024.

Suppliers, Inventory, and Supplier and Manufacturer Rebates

We believe our purchasing scale creates a cost advantage over smaller competitors within our industry. Historically, we have purchased most of the brand name and generic pharmaceuticals we dispense from wholesale distributors with whom we have prime vendor agreements at discounted prices based on contracts negotiated by us directly; and in some cases, based upon prices accessed through group purchasing organization contracts. Our primary wholesale distributor relationships currently include Cardinal Health, Inc., McKesson Corporation, Smith Drug Company, and Morris and Dickson Co. L.L.C., in addition to various generic drug manufacturers. Additionally, we purchase some generic pharmaceuticals directly from their manufacturers. We have a longstanding relationship with a third-party logistics provider, Excel Inc. d/b/a DHL Supply Chain (USA), which stores drugs we purchase directly from manufacturers in its warehouse before they are distributed to our pharmacies as necessary. We seek to maintain an on-site inventory of pharmaceuticals and supplies at our local pharmacies to ensure prompt delivery to the facilities we serve.

Guardian receives a modest amount of rebates from pharmaceutical manufacturers and distributors of pharmaceutical products associated with dispensing their products. Rebates are designed to prefer, protect, or maintain a manufacturer’s products that are dispensed by the pharmacy under its formulary.

Government Regulation

Our pharmacies and the LTCFs we serve are subject to numerous federal, state and local regulations. These regulations encompass many areas, including licensing requirements, quality control, drug dispensing, day-to-day operations and reimbursement, and in many cases apply differently depending on the type of LTCF in question. ALFs offer assisted living services for people who need help with daily care. This includes access to prepared meals, assistance with personal care, drug administration, housekeeping, laundry, and social and recreational activities. They generally are not heavily regulated by the federal government but may be regulated at the state or local level. In contrast, SNFs, which are licensed healthcare residences for individuals who require a higher level of medical care than can be provided in an ALF, provide medical care—including drug administration and rehabilitation services such as physical, occupational, and speech therapy—through registered nurses, licensed practical nurses, and certified nurse’s assistants. Consequently, SNFs are heavily regulated by the federal government and by certain state governments. BHFs provide medical and personal care to residents with complex medical needs, including those with intellectual and developmental disabilities and, like ALFs, are not heavily regulated by the federal government but may be regulated at the state or local level. We regularly monitor and assess the impact on our operations of new or proposed regulations and changes in the interpretation or application of existing regulations. As a pharmacy provider for LTCFs, we focus our attention on both regulations applicable to our pharmacy business as well as regulations that pertain to the institutions we serve.

Regulations That Affect Guardian Directly

Licensure

Operation of a pharmacy within a state requires licensure by the respective state’s board of pharmacy. As of June 30, 2024, we had pharmacy licenses for each pharmacy we operate, and to our knowledge, all issued licenses remain valid and in good standing. In addition, states regulate out-of-state pharmacies that fill prescriptions for in-state patients (including residents). Where applicable, our pharmacies hold the requisite licenses to deliver to out-of-state patients (including residents). Our pharmacies are also registered with the appropriate state and federal authorities, such as the DEA, pursuant to statutes governing the regulation of controlled substances.

Federal and State Laws Affecting the Repackaging, Labeling and Interstate Shipping of Drugs

In November 2013, the federal government enacted the Drug Quality and Security Act (“DQSA”), which, in pertinent part, was designed to facilitate drug tracing throughout the pharmaceutical supply chain. Specifically, Title II of the DQSA, the Drug Supply Chain Security Act (“DSCSA”) requires us and other supply chain stakeholders to participate in an electronic, secure interoperable system beginning in November 2024, that will identify and trace certain prescription drug products as they are distributed within the United States. DSCSA also established federal standards with which pharmacies must comply that require drugs to be labeled and tracked at the lot level. These standards preempt state and local requirements related to tracing drugs through the distribution system. While the full requirements of DSCSA were intended to be phased in over a ten-year period and certain elements have not yet been fully implemented, we are subject to certain requirements that have already taken effect: product tracing requirements for dispensers of prescription drugs, including lot level tracing and receipt, storage, and provision of transaction information, history, and statement; and obligations to implement systems to identify potential “suspect” or “illegitimate” products.

In addition, under the Comprehensive Drug Abuse Prevention and Control Act of 1970, as a dispenser of controlled substances, we must register with the DEA, file reports of inventories and transactions and provide adequate security measures. In addition, we are required to comply with all the relevant requirements of the Controlled Substances Act for the transfer and shipment of pharmaceuticals.

Supply chain laws and regulations such as the DQSA and DSCSA could increase the overall regulatory burden and costs associated with our dispensing business. Although we believe we are in compliance with applicable federal and state regulations currently in effect, these regulations may be interpreted or applied in the future in a manner inconsistent with our business practices, which could adversely affect our results of operations, cash flows, and financial condition.

The DEA, the FDA, and various state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. We have received all necessary regulatory approvals and believe that our pharmacy operations are in substantial compliance with applicable federal and state dispensing requirements. Any changes to the current regulatory and legal paradigm could increase the overall regulatory burden and costs associated with our business.

CMS Regulations Affecting Guardian’s Provision of Pharmacy Services for Certain LTCF Customers

We are subject to a rule issued by CMS and set forth in 81 Fed. Reg. 68,688, entitled “Medicare and Medicaid Programs, Reform of Requirements for Long-Term Care Facilities,” that, among other things, revised the requirements for LTCF participation in the Medicare and Medicaid programs. The rule imposes several requirements that are specific to the provision of pharmacy services within certain LTCFs, that directly impact our business. Specifically, in addition to the requirement that a pharmacist perform a drug regimen review at least once a month, the pharmacist must also review the resident’s medical record in certain instances. Additionally, the pharmacist must document and report any irregularities, including use of unnecessary drugs, to the attending physician, the facility medical director, and the director of nursing. The rule also imposes certain requirements upon LTCFs themselves, which are more fully described in “Government Regulation—Regulations That Affect Our Customers” below.

Laws Affecting Referrals and Business Practices

We are subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients (including residents) to, or the recommendation of, a particular product and/or service.

For example, the federal AKS, set forth in 42 U.S.C. § 1320a-7b(b), prohibits knowingly or willfully soliciting, receiving, offering or paying remuneration “including any kickback, bribe or rebate” directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare, Medicaid or other Federal Health Care Program (as that term is defined in 42 U.S.C. § 1320a-7b(f)).

The OIG has enacted safe harbor regulations that outline practices that, although they potentially may implicate the AKS, are not treated as offenses under the AKS. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the AKS but may subject the arrangement to greater scrutiny by the government. In addition, the OIG issues a variety of guidance including Special Fraud Alerts, Special Advisory Bulletins, Advisory Opinions, and other compliance guidance documents to assist healthcare providers with complying with the AKS. This guidance does not have the force of law, but rather identifies specific facts of arrangements that may pose risk of potentially violating the AKS or other federal healthcare laws. While we believe our practices comply with the AKS, we cannot assure our practices, to the extent they are deemed outside of a safe harbor protection, will not be found to potentially violate the AKS.

Other federal laws and state equivalents authorize the imposition of penalties, including criminal and civil fines, damages, and exclusion from participation in Medicare, Medicaid and other Federal Health Care Programs for false claims, improper billing and other offenses. These laws include but are not limited to the federal False Claims Act, set forth in 31 U.S.C. §§ 3729 et seq. under which private parties have the right to bring a qui tam, also known as a whistleblower complaint, against companies that submit or cause to be submitted false claims for payments to the government. From time to time we are subject to whistleblower complaints. Changes to the False Claims Act and court decisions may make whistleblower or qui tam litigation more common.

In addition to federal law, many states have enacted statutes similar to the AKS and the False Claims Act. Violations of these laws may result in fines, imprisonment, denial of payment for services and exclusion from the Medicare and Medicaid programs and other state-funded programs.

Laws Affecting Interactions with Patients / Beneficiaries

Federal laws also impact how healthcare entities may interact with patients, including residents. The federal CMP Law, as set forth in 42 U.S.C. § 1320a-7a, prohibits offering or providing remuneration to Medicare and Medicaid beneficiaries that the person providing the remuneration knows or should know is likely to influence the beneficiaries to order or receive healthcare items or services from a particular provider, practitioner, or supplier of healthcare items or services. Similar to the federal AKS, the OIG promulgates regulations that affect the scope of the CMP Law. For example, on December 7, 2016, the OIG issued a final rule, set forth in 81 Fed. Reg. 88,368, that amended the AKS and the CMP Law. Some of the amendments to the CMP Law may impact our business, such as allowing certain statutory exceptions to the definition of “remuneration” to exclude certain remuneration that poses a low risk of harm and promotes access to care for patients (including residents) and certain remuneration to financially needy individuals. On December 2, 2020, the OIG published a final rule, set forth in 85 Fed. Reg. 77, 684, that provides additional protections to inducements offered to patients for patient engagement and support arrangements to improve quality of care, health outcomes, and efficiency.

The CMP Law, as well as similar state laws, impact how we may interact with LTCFs and residents and thus the operation of our business. We must monitor carefully the services we provide to LTCFs and the consideration received for these services to avoid allegations that we are inappropriately encouraging referrals of or services to residents.

Investigations and Audits

In the ordinary course of business, we may from time to time be subject to inquiries, investigations and audits by federal and state agencies, as well as by pharmacy benefit managers (“PBMs”), that oversee applicable healthcare program participation, pharmacy operations, including environmental and employee health and safety requirements, and payment regulations. In this industry generally, federal and state governmental agencies conduct survey, audit and enforcement efforts resulting in a significant number of inspections, citations for regulatory deficiencies and other administrative sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, suspensions of Medicare and Medicaid payments, and monetary penalties or other types of fines, penalties and orders. If imposed, such sanctions could have a material adverse effect on our financial condition, results of operation and liquidity.

We believe our contract arrangements with healthcare providers and our pharmaceutical suppliers, as well as our pharmacy practices and operations, are in substantial compliance with applicable federal and state laws. These laws may, however, be interpreted in the future in a manner inconsistent with our interpretation and application which could then expose us to sanctions, fines and penalties.

Other State Laws Affecting Access to Services

Certain states have a “freedom of choice” requirement as part of their state Medicaid programs or in separate legislation that enable a patient (or resident) to select his/her provider. These laws may prevent a LTCF from requiring its residents to purchase pharmacy services or supplies from particular providers that have a supplier relationship with the LTCF. Such “freedom of choice” requirements may increase the competition we face in providing services to LTCF residents.

HIPAA

Pursuant to HIPAA, the Department of Health and Human Services (“HHS”) adopted national standards for electronic healthcare transactions and code sets, unique health identifiers, and privacy and security of individually identifiable health information. HIPAA regulations that standardize transactions and code sets require standard formatting for healthcare providers, like us, that submit claims electronically.

The HIPAA privacy regulations apply to PHI, which is individually identifiable health information that relates to an individual’s physical or mental health, the provision of healthcare to an individual, or the payment for the provision of healthcare to an individual. The Privacy Rule under HIPAA limits the use and disclosure of PHI, and HIPAA provides for the imposition of civil or criminal penalties if PHI is improperly used or disclosed.

HIPAA’s Security Rule requires appropriate administrative, physical and technical safeguards to protect the confidentiality, integrity, and security of electronic PHI (“e-PHI”). In practice, the Security Rule requires us to facilitate ensuring the confidentiality, integrity and availability of all e-PHI we create, receive, maintain or transmit, including protecting against unauthorized use or disclosure of e-PHI.

In addition to HIPAA, we may be subject to state privacy laws and other state privacy or health information requirements not preempted by HIPAA, including those which may furnish greater privacy protection for individuals than HIPAA.

Our operations involve PHI, and the nature of our operations is complex. Although we believe that our contract arrangements with health plan payors and providers and our business practices are in compliance with applicable federal and state privacy and security laws, the requirements of these laws, including HIPAA, are complicated and are subject to interpretation and modification. Failure to comply with HIPAA or state equivalent laws could subject us to loss of customers, denial of the right to conduct business, civil damages, fines, criminal penalties and other enforcement actions.

HITECH was enacted as part of the American Recovery and Reinvestment Act of 2009, changed several aspects of HIPAA including, without limitation, the following: (i) imposing certain liability on business associates of covered entities, for example, with respect to impermissible uses and disclosures of PHI and Security Rule obligations; (ii) requires a data breach notification in the event of certain unauthorized uses or disclosures of unsecured PHI; (iii) allows individuals to obtain their PHI in electronic format if the provider has implemented an electronic health record system; (iv) requires HHS to conduct periodic audits of covered entities and business associates; and (v) strengthens enforcement activities and increases penalties. Due to our operations involving PHI, the changes under the HITECH Act, especially the increased enforcement, routine audits, and breach notification obligations may affect our business operations should there be deemed a potential violation of HIPAA and/or the HITECH Act.

COVID-19 Relief Funds

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in March 2020. The CARES Act allocated billions of dollars in funding to HHS, which eventually became the “Provider Relief Fund.” In April 2020, HHS began distributing the funds to health care providers and hospitals in the United States. Providers were to use Provider Relief Fund monies for health care-related expenses or lost revenue due to COVID-19. We received Provider Relief Fund distributions totaling $10.4 million. Subsequently, we continued to consider the updated eligibility guidelines issued by the HHS. Based on management’s assessment of the likelihood of meeting the applicable terms and conditions for receiving such funds and due to uncertainty regarding long-term care pharmacy eligibility, we made the decision to return all the funds to HHS. All funds were returned in 2020.

Additionally, the CARES Act provided for deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. Our deferred payment of the employer portion of social security taxes related to wages earned as of December 31, 2020 was $5.3 million. All such amounts were paid prior to December 31, 2022.

Environmental, Health and Safety Matters

Our facilities are subject to certain federal, state, and local environmental, health and safety statutes, regulations and ordinances and implementing guidance. As discussed under Investigations and Audits above, multiple governmental agencies have regulatory enforcement power over environmental, health and safety matters at our facilities, including inspection, auditing and administrative, and civil and criminal enforcement authority. While environmental laws govern water, air, waste and other media, regulations applicable to our facilities primarily concern management of waste materials (including waste product and equipment cleaning materials) and unused pharmaceuticals and other products generated or otherwise managed in the course of routine business operations. For example, in certain instances where we receive returned, unused medications, regulations require that we properly dispose of these materials when they become waste, which can trigger complex waste management requirements. In operating our facilities, historically we have not encountered any material difficulties effecting compliance with applicable environmental, health and safety laws. While we cannot predict the effect that any future legislation, regulations or interpretations may have upon our operations, we do not anticipate that any pending changes regarding environmental, health and safety laws would have a material adverse impact on us.

Regulations to which Guardian is Subject from Health Plan Payors

Medicare, as set forth in the Social Security Act Section XVIII, is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over and to certain disabled persons. Medicaid, as set forth in the Social Security Act Section XIX, is a medical assistance program administered by each state that provides healthcare benefits to certain indigent patients. Within the Medicare and Medicaid statutory framework, there are numerous areas subject to administrative rulings, interpretations, and discretion that may affect reimbursement under Medicare and Medicaid.

We receive reimbursement for the drugs we dispense and our related services from our customer institutional healthcare providers, government reimbursement programs, such as Medicare and Medicaid, and other non-government sources, such as commercial insurance companies, health maintenance organizations, preferred provider organizations, and contracted providers.

Medicare

The Medicare program consists of four parts: (i) Medicare Part A, which covers, among other things, in-patient hospital, SNFs, home healthcare, and certain other types of healthcare services; (ii) Medicare Part B, which covers physicians’ services, outpatient services, durable medical equipment, and certain other types of items and healthcare services; (iii) Medicare Part C, also known as Medicare Advantage, which is a managed care option for beneficiaries who are entitled to Medicare Part A and enrolled in Medicare Part B; and (iv) Medicare Part D, which provides coverage for prescription drugs that are not otherwise covered under Medicare Part A or Part B for those beneficiaries that enroll.

Part A

The Balanced Budget Act of 1997 (the “BBA”) mandated the Prospective Payment System (“PPS”) for Medicare-eligible enrolled residents in SNFs. Under PPS, Medicare pays SNFs a per diem rate per patient for extended care services to patients, covering substantially all items and services furnished during such enrollee’s stay, including routine, ancillary, and capital-related. Such services and items include certain pharmacy services and prescription drugs.

In July 2018, CMS announced the Skilled Nursing Facility Prospective Payment System (“SNF PPS”) final rule, which became effective October 1, 2019. This rule finalized the implementation of the Patient Driven Payment Model (“PDPM”) for fiscal year 2020 Medicare Part A services. The PDPM is a new case-mix classification system for classifying SNF residents in a Medicare Part A covered stay into payment groups under the SNF PPS. Effective beginning October 1, 2019, the PDPM replaced the prior case-mix classification system, the Resource Utilization Groups, Version IV (“RUG-IV”). The new model shifts the focus to value-based care and bases reimbursement on clinical complexity and the resident’s conditions and care needs. Specifically, to account more accurately for the variability in patient (or resident) costs over the course of a stay, under PDPM, an adjustment factor is applied (for certain components) and changes the per diem rate over the course of the stay. In July 2023, CMS issued the Fiscal Year (FY) 2024 Skilled Nursing Facility Prospective Payment System Final Rule, which finalized a PDPM parity adjustment factor to reduce SNF PPS payment rates.

Notwithstanding the recent developments with PDPM, we continue to bill SNFs based upon a negotiated fee schedule and are paid based on contractual relationships with the SNFs. We do not receive direct payment from Medicare for residents covered under the Medicare Part A benefit.

Part B

Medicare Part B provides coverage for durable medical equipment prosthetics, orthotics, and supplies (“DME” or “DMEPOS”), certain classes of prescription drugs, and certain preventive health services such as the influenza vaccine, among other things. Common examples of DME include nebulizers, infusion pumps, and diabetic test strips. Prescription drugs covered under Medicare Part B include immunosuppressive drugs, oral anti-emetic drugs, oral anti-cancer drugs, and drugs self-administered through any piece of DME (e.g., respiratory or inhalation drugs administered via nebulizer or drugs administered with a Medicare-covered infusion pump).

A DMEPOS supplier typically must obtain DMEPOS accreditation to enroll and bill directly under Medicare Part B. Guardian pharmacies supply DME products and thus are enrolled in Part B to do so. Some Guardian pharmacies are also accredited under Part B DMEPOS to dispense DME supplies. Additionally, all Guardian pharmacies are enrolled in Part B as a mass immunizer to administer and receive reimbursement for administering the influenza vaccine.

Recent Changes Impacting Part B DME Infusion Drugs

The 21st Century Cures Act (the “Cures Act”), enacted in December 2016, among other things implemented Average Sales Price pricing for Part B DME infusion drugs in January 2017. The Medicare home infusion therapy (“HIT”) benefit is for coverage of home infusion therapy-associated professional services for certain drugs and biologicals administered intravenously, or subcutaneously through a pump that is an item of DME. The HIT benefit had a temporary transitional payment period from 2019-2020, prior to becoming permanently effective on January 1, 2021. In October 2019, CMS issued a final rule with comment period updating the temporary transitional payment rates for home infusion therapy services for calendar year 2020. This final rule also finalized beneficiary eligibility requirements and payment provisions related to the HIT benefit to be implemented permanently beginning in Contract Year 2021, as required by the Cures Act. In November 2020, CMS issued another final rule, which summarized the HIT benefit policies that were previously codified in the October 2019 final rule, and finalized the exclusion of home infusion therapy services from coverage under the Medicare home health benefit, as required by the Cures Act. In particular, this November 2020 final rule confirmed that “home infusion drugs” are defined as “parenteral drugs and biologicals administered intravenously, or subcutaneously for an administration period of 15 minutes or more, in the home of an individual through a pump that is an item of DME covered under the Medicare Part B DME benefit.” Such term does not include insulin pump systems or self-administered drugs or biologicals on a self-administered drug exclusion list.

Part D

Medicare Part D provides coverage for most outpatient prescription drugs that are FDA-approved and for which coverage is not otherwise available under Medicare Part A or Part B. Under Medicare Part D, beneficiaries who are entitled to Medicare benefits under Part A or who are enrolled in Medicare Part B may enroll in prescription drug plans offered by private commercial insurers who contract with CMS, including stand-alone prescription drug plans and Medicare Advantage plans with prescription drug coverage (collectively, “Part D Plans”). Medicare beneficiaries generally have to pay a premium to enroll in a Part D Plan and have to pay cost-sharing amounts, with amounts varying from one Part D Plan to another. CMS provides various federal subsidies to Part D Plans to reduce the cost to beneficiaries.

Most Part D Plans have a list of covered drugs, called a formulary. Part D Plan formularies must include drug categories and classes that cover disease states consistent with Part D program requirements, and Part D Plans generally must cover at least two drugs per category. CMS reviews the formularies of Part D Plans and requires these formularies to include the types of drugs most commonly used by Medicare beneficiaries, as well as those enrollees who reside in long-term care facilities. For example, it is CMS’s expectation that Part D Plans provide coverage of dosage forms of drugs that are widely utilized in the long-term care setting. Dually-eligible residents in nursing centers may be entitled to have their prescription drug costs covered by a Part D Plan, provided that the prescription drugs which they are taking are either on the Part D Plan’s formulary or an exception to the Part D Plan’s formulary is granted. We obtain reimbursement for drugs we provide to enrollees of the given Part D Plan in accordance with the terms of agreements negotiated between us and the Part D Plan.

Medicare Part D does not alter federal reimbursement for residents of nursing centers whose stay at the nursing center is covered under Medicare Part A. Accordingly, Medicare’s per diem payments to nursing centers may include a portion attributable to the expected cost of drugs provided to such residents. We will, therefore, continue to receive reimbursement for drugs provided to such residents from the nursing center in accordance with the terms of our agreements with each nursing center.

Recent Medicare Part D Changes

In an April 16, 2018 final rule published at 83 Fed. Reg. 16,440 and entitled “Medicare Program; Contract Year 2019 Policy and Technical Changes to the Medicare Advantage, Medicare Cost Plan, Medicare Fee-for-Service, the Medicare Prescription Drug Benefit Programs, and the PACE Program,” CMS rescinded regulatory provisions that require prescribers of Part D drugs to enroll in Medicare in order for the Part D drug to be covered. As a replacement, effective April 1, 2019, a Part D Plan is required to reject, or require its pharmacy benefit manager to reject, a pharmacy claim for a Part D drug if the individual who prescribed the drug is included on the “preclusion list.” The preclusion list consists of certain individuals and entities that are currently revoked from the Medicare program under 42 C.F.R. § 424.535 and are under an active reenrollment bar, or have engaged in behavior for which CMS could have revoked the individual or entity to the extent applicable if they had been enrolled in Medicare, and CMS determines that the underlying conduct that led, or would have led, to the revocation is detrimental to the best interests of the Medicare program. CMS made further revisions to the Part D preclusion list regulations—relating to the appeals process for individuals and entities on the preclusion list, claim denials and beneficiary notifications, and beneficiary appeals—in an April 16, 2019 Final Rule published at 84 Fed. Reg. 15,680.

In a January 19, 2021 final rule published at 86 Fed. Reg. 5,864 and entitled “Medicare and Medicaid Programs; Contract Year 2022 Policy and Technical Changes to the Medicare Advantage Program, Medicare Prescription Drug Benefit Program, Medicaid Program, Medicare Cost Plan Program, and Programs of All-Inclusive Care for the Elderly,” CMS aimed to add transparency to the Part D program, and lowering prescription drug prices. As such, this final rule requires Part D plans to offer a real-time benefit comparison tool starting January 1, 2023, so that enrollees can obtain information about lower-cost alternative therapies under their prescription drug benefit plan.

In August 2022, Congress passed the Inflation Reduction Act, which, among other provisions, introduced significant drug pricing reforms aimed to reduce federal government and beneficiary spending for Medicare Part B and Part D drugs. Key provisions in this legislation include limited authority for regulators to negotiate prices for certain Medicare drugs, caps on beneficiary cost share and maximum out-of-pocket spending, and rebates on manufacturers where drug prices exceed inflation. CMS has released initial guidance related to the implementation of this program, which will begin in phases starting in September 2023.

In December 2023, CMS issued the “Medicare Part D Drug Inflation Rebates Paid by Manufacturers: Revised Guidance” revising initial guidance issued in February 2023, with respect to identification of Part D rebatable drugs and exclusions, calculation of the Part D inflation rebate amount, ensuring integrity of inflation rebates, enforcement of rebate amount payments by manufacturers, and adding example formulas to illustrate how CMS will calculate Part D drug inflation rebate amounts. Beginning in 2024, certain enrollees will have their out-of-pocket drug costs capped when reaching a certain threshold.

Rebates

Guardian receives a modest amount of rebates from pharmaceutical manufacturers and distributors of pharmaceutical products associated with dispensing their products. CMS appears to continue to question whether institutional pharmacies should be permitted to receive these access/performance rebates from manufacturers with respect to prescriptions covered under Medicare Part D, but has not prohibited the receipt of such rebates.

Medicaid

The reimbursement rate for pharmacy services under Medicaid is determined on a state-by-state basis subject to review by CMS and applicable federal law. Although Medicaid programs vary from state to state, most state Medicaid programs provide for the payment of certain pharmacy services, up to established limits, at rates determined in accordance with each state’s regulations. The federal Medicaid statute specifies a variety of requirements that a state plan must meet, including requirements related to eligibility, coverage for services, payment, and admissions. For residents that are eligible for Medicaid only, and are not dually eligible for Medicare and Medicaid, we bill the individual state Medicaid program or in certain circumstances the state’s designated managed care or other similar organizations for covered prescription drugs.

Federal regulations and the regulations of certain states establish federal “upper limits” for reimbursement of certain prescription drugs under Medicaid (these upper limits being the “FUL”). The Patient Protection and Affordable Care Act and the reconciliation law known as Health Care and Education Affordability Reconciliation Act (combined we refer to both Acts as the “Affordable Care Act”), enacted in March 2010, provided for the gradual modification to the calculation of the FUL for drug prices and the definition of Average Manufacturer’s Price (“AMP”).

Specifically, the Affordable Care Act and CMS’s Covered Outpatient Drugs final rule, published at 81 Fed. Reg. 5,170, changed the definition of the FUL by requiring the calculation of the FUL as no less than 175% of the weighted average, based on utilization, of the most recently reported monthly AMP for pharmaceutically and therapeutically equivalent multi-source drugs available through retail community pharmacies nationally. As an exception, however, if the AMP-based FUL is lower than the National Average Drug Acquisition Cost (“NADAC”), the FULs will be set at the drug’s NADAC. CMS updates the FULs on a monthly basis and the FULs become effective on the first date of the month following their publication. States have thirty (30) days after the effective date of the monthly updates to implement the new FULs.

In addition, the definition of AMP changed to reflect net sales only to drug wholesalers that distribute to retail community pharmacies and to retail community pharmacies that directly purchase from drug manufacturers. Further, the Affordable Care Act continued the current statutory exclusion of prompt pay discounts offered to wholesalers and added three other exclusions to the AMP definition: (i) bona fide services fees; (ii) reimbursement for unsalable returned goods (recalled, expired, damaged, etc.); and (iii) payments from and rebates/discounts to certain entities not conducting business as a wholesaler or retail community pharmacy.

The Covered Outpatient Drugs final rule also changed how states reimburse pharmacies. The final rule required states to pay pharmacies based on the actual acquisition cost of the drug, as opposed to the estimated acquisition cost. Moreover, it required states to consider the sufficiency of both the ingredient cost reimbursement and dispensing fee reimbursement when proposing changes to either of these components of reimbursement for Medicaid covered drugs.

Over the last several years, state Medicaid programs have undertaken efforts to control prescription drug costs and have seemingly aimed to lower reimbursement through a variety of mechanisms.

Regulations That Affect Our Customers

As previously noted in this prospectus, the LTCFs we serve are subject to numerous federal, state and local regulations.

Specifically, most LTCFs are required to be licensed in the states in which they operate. In addition, for SNFs and other LTCFs serving Medicaid or Medicare residents, such facilities must be certified to be in compliance with applicable requirements for participation set forth in 42 C.F.R. Part 483 (subpart B). Certain customer LTCFs may also be subject to the Nursing Home Reform Act, part of the Omnibus Budget Reconciliation Act of 1987, as amended, which imposes strict compliance standards relating to quality of care for facility operations, including increased documentation and reporting requirements, unannounced surveys and related enforcement processes, and residents’ bill of rights.

In the Final Rule, set forth in 81 Fed. Reg. 68,688 and entitled “Medicare and Medicaid Programs, Reform of Requirements for Long-Term Care Facilities,” referenced previously in this prospectus (see Government Regulation—Regulations That Affect Guardian Directly—CMS Regulations Affecting Guardian’s Provision of Pharmacy Services for Certain LTCF Customers), LTCFs participating in the Medicare and Medicaid programs must develop and maintain policies and procedures, including to address the steps the pharmacist must take when the pharmacist identifies an irregularity that requires urgent action. Moreover, LTCFs must have an effective quality assurance and performance improvement program, person-centered care planning, an infection preventionist, a compliance and ethics program, a means to call for staff assistance from the bedside, and effective staff training, among other requirements. Finally, LTCFs must focus on reducing or eliminating the inappropriate use of psychotropic drugs. In May 2024, CMS published a Final Rule, set forth in 89 Fed. Reg. 40,876 entitled “Medicare and Medicaid Programs; Minimum Staffing Standards for Long-Term Care Facilities and Medicaid Institutional Payment Transparency Reporting” requiring certain minimum nurse staffing requirements.

Our LTCF customers may also be directly subject to many of the laws and regulations to which Guardian is subject, as described in detail earlier in this Prospectus (see Government Regulation—Regulations That Affect Guardian Directly and Government Regulation—Regulations to which Guardian is Subject from Health Plan Payors). For example, our LTCF customers may be subject to laws affecting referrals and business practices, such as the AKS, and laws affecting interactions with residents and beneficiaries, such as the CMP Law. Our LTCF customers may from time to time be subject to inquiries, investigations and audits by federal and state agencies that oversee applicable healthcare program participation and LTCF operations. LTCF customers may also have direct obligations under HIPAA. Finally, LTCF residents may be covered by (and LTCF customers may receive reimbursement for services provided to residents under) Medicare Part A, Part B and Part D Plans, Medicaid, commercial insurance, and other private health plan payors (including managed care).

Human Capital Management

Our success is directly linked to the commitment, engagement and performance of its employees. It is important that we not only attract and retain the best and brightest diverse talent, but also ensure they remain engaged and can thrive in an environment that is committed to helping them grow, succeed and contribute directly to achieving our purpose. We embrace diversity and equal opportunity in our workforce. We are committed to building a team that represents a variety of backgrounds, perspectives and skills. The more inclusive we are, the better our work will be.

As of June 30, 2024, we employed approximately 3,200 persons, all of whom are located within the United States. Our workforce includes over 500 pharmacists and over 70 nurses, in addition to more than 100 employees who work in the Atlanta office to support our local pharmacies nationwide.

We consider the intellectual capital of our employees to be an essential driver of our business and key to future prospects. To attract and retain a high-quality, experienced workforce, we offer a competitive mix of compensation and insurance benefits for our employees, as well as participation in equity programs for certain employees. We offer a wide range of health insurance benefits packages that are customizable to suit the individual needs of each member of our workforce, which is an important factor in our recruitment efforts. We are committed to helping our colleagues reach their full potential by rewarding both their performance and leadership skills and by providing opportunities for growth and development.

Full-time employees are eligible to participate in our medical, dental, vision, Health Savings Account, Flexible Spending Account, accident insurance, critical illness insurance, life insurance and disability plans. We offer employees a 401(k)-retirement plan with a company match. Finally, certain employees also participate in an annual bonus plan. None of our employees are represented by a labor union. We consider our employee relations to be good.

Intellectual Property

We use a number of trademarks and service marks. All of the principal trademarks and service marks used in the course of our business have been registered in the United States or are the subject of pending applications for registration. The Company’s registered trademarks are perpetual in duration.

We have various proprietary products, processes and other intellectual property that are used either to facilitate the conduct of our business or that are made available as products or services to the facilities we work with. We generally seek to protect such intellectual property through a combination of trade secret and patent laws and through confidentiality and other contractually imposed protections.

Although we believe that our products and processes do not infringe upon the intellectual property rights of any third parties, third parties may assert infringement claims against us from time to time.

Competition

The business of providing pharmacy services to LTCF residents is highly competitive, and we face competition from multiple sources. There are national, regional and local institutional pharmacies, as well as and numerous local retail pharmacies, that provide pharmaceutical distribution services comparable to those that we offer. Many of these pharmacies have strong relationships with the LTCFs they serve and their residents. In addition, some of our competitors have greater financial resources than we do and may be more established in the markets they serve than we are, making our ability to compete more difficult. Some of our larger competitors have indicated that they plan to focus more on the ALF market, which could further increase the competition we face.

While we do not believe any single competitor offers a comparably robust, integrated pharmacy services solution, our primary competitors in the ALF and BHF space are large national providers including Omnicare, Inc. and PharMerica Corporation, in addition to local and regional pharmacies in each of our markets, including Remedi SeniorCare, PharmCareUSA and Polaris Pharmacy Services. We believe we are the market leader for providing pharmacy services to ALFs and BHFs. We believe we compete favorably in all areas, including SNFs, based on the following competitive factors:

•	the value and comprehensiveness of the pharmacy services solution we offer and the superior outcomes for residents and reduced health care costs for pharmacy benefit plans;

•	the strength of our business model, which focuses on local autonomy as opposed to a hub and spoke model;

•	the superiority of our data analytics capabilities;

•	the variety of clinical services we offer to improve the quality of care for residents at ALFs and BHFs; and

•	our significant investment in automation at each local pharmacy.

Sales and Marketing

We sell our services to LTCFs through each local pharmacy’s sales organization and, in many cases, we leverage our relationships with top national and regional LTCFs to establish relationships with residents. Our sales team has broad experience in the long-term care pharmacy services industry and with LTCF executives. The sales teams at each of our local pharmacies have their own structures that are tailored to their market and the LTCFs located therein and are responsible for identifying sales opportunities and managing the overall sales process. The effectiveness of our sales teams are evidenced by the approximately 400 new ALFs and BHFs our local pharmacies added in 2023.

We generate leads, accelerate sales opportunities, and build brand awareness through our marketing programs. Our marketing programs target LTCF executives, caregivers and residents. Our principal marketing programs include learning opportunities for residents, field marketing events, integrated marketing campaigns, lead generation and participation in industry events, trade shows, and conferences. We also benefit from the expansion of our large, multi-location LTCF accounts, as well as from the strength of our brand in local and regional markets.

Properties

Our corporate headquarters occupy approximately 25,000 square feet in Atlanta, Georgia, under a lease that expires on October 31, 2030. We use this space for administration, sales, marketing, data analytics, and customer support. We have 55 additional leases in place for our local pharmacies, totaling approximately 690,000 square feet.

We also lease approximately 8,100 square feet at a third-party logistics provider’s warehouse in Vonore, Tennessee. We warehouse pharmaceuticals that we purchase from certain manufacturers at the leased space and contract with the third-party logistics provider for its distribution services.

Legal Proceedings

From time to time, we and our pharmacies are involved and will continue to be involved in various claims relating to, and arising out of, our business and our operations. In June 2019, Guardian Pharmacy, LLC learned of a federal False Claims Act claim regarding Guardian Pharmacy, LLC and one of its subsidiaries, Guardian Pharmacy of Atlanta, LLC, after being contacted by the United States Attorney’s Office for the Northern District of Georgia. The allegations underlying the claim were set forth in a qui tam complaint filed by a relator asserting claims for alleged violations of the False Claims Act. The civil action was styled Heller v. Guardian Pharmacy, LLC, et al., Civil Action No. 1:18-cv-03728-SDG, and was brought in the United States District Court for the Northern District of Georgia. The complaint alleged that Guardian Pharmacy of Atlanta, LLC submitted false claims for prescription drugs to government payors, including Medicare Part D and Tricare, for claims resulting from referrals induced by violations of the AKS and sought recovery on behalf of the United States of treble damages incurred by the United States and related civil penalties. The U.S. Department of Justice declined to intervene in the case on November 18, 2019, but the relator elected to proceed with the litigation. Guardian Pharmacy, LLC and Guardian Pharmacy of Atlanta, LLC filed motions to dismiss the relator’s complaint, and the court granted Guardian Pharmacy, LLC’s motion and denied Guardian Pharmacy of Atlanta, LLC’s motion. Accordingly, Guardian Pharmacy, LLC was dismissed from the case on February 10, 2021. On September 30, 2023, the Court denied the relator’s and Guardian Pharmacy of Atlanta, LLC’s cross motions for summary judgment. On May 21, 2024, the parties entered into a confidential resolution of the civil action. On May 23, 2024, the relator and Guardian Pharmacy of Atlanta, LLC filed a stipulation dismissing the claims with prejudice as to the relator and without prejudice as to the United States. Subsequently, on June 10, 2024, the United States filed its notice of consent to the dismissal of the relator’s qui tam claims on the same terms. Accordingly, the matter has been resolved.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages (as of September 1, 2024) and positions of our executive officers and individuals who are expected to serve as our directors following the completion of this offering.

Name	Age	Position(s)
Executive Officers
Fred Burke	75	President and Chief Executive Officer and Class III Director
David Morris	61	Executive Vice President and Chief Financial Officer and Class I Director
Kendall Forbes	68	Executive Vice President of Sales & Operations

Non-Employee Directors
William Bindley	83	Chairman of the Board of Directors and Class III Director
John Ackerman	66	Class II Director
Steve Cosler	69	Class III Director
Randall Lewis	62	Class II Director
Mary Sue Patchett	61	Class I Director
Thomas Salentine, Jr.	55	Class I Director

In connection with the Corporate Reorganization and this offering, the Company will enter into the Stockholders’ Agreement with the Guardian Founders, consisting of Bindley Capital Partners I, LLC (“Bindley Capital”), Pharmacy Investors, LLC (“Pharmacy Investors”), Cardinal Equity Fund LP (“Cardinal” and, collectively with Pharmacy Investors, the “Cardinal Stockholders”), Fred Burke, David Morris and Kendall Forbes. The Stockholders’ Agreement will provide that the size of our board of directors will initially be eight directors, effective as of the consummation of this offering. The Stockholders’ Agreement will also provide for, among other things, certain director nomination rights with respect to our board of directors and certain voting agreements among the Guardian Founders. Pursuant to the terms and conditions of the Stockholders’ Agreement, Bindley Capital will have the right to designate two nominees for election to our board of directors, the Cardinal Stockholders will have the right to designate one nominee for election to our board of directors, and each of Mr. Burke and Mr. Morris will be nominees for election to our board of directors. The three remaining nominees for election to our board of directors will be selected by our board of directors, each of whom must qualify as independent pursuant to NYSE listing standards. Furthermore, the Guardian Founders will agree to vote in favor of the election of all of the foregoing nominees.

Accordingly, we expect that Mr. Bindley and Mr. Salentine will serve on our board of directors as nominees of Bindley Capital, Mr. Ackerman will serve on our board of directors as the nominee of the Cardinal Stockholders, and Mr. Burke and Mr. Morris will serve on our board of directors in furtherance of their nomination rights. In addition, we expect that Mr. Cosler, Mr. Lewis and Ms. Patchett will serve on our board of directors as the independent director nominees. See “Management—Stockholders’ Agreement and Controlled Company Exemption.”

More detailed information about each of the individuals expected to serve as our directors following the completion of this offering is provided below.

Fred Burke has served as our President and Chief Executive Officer and a member of our board of directors since our formation. Prior to co-founding Guardian, Mr. Burke was a co-founder and president of two start-up companies in Atlanta, Georgia: Central Pharmacy Services, Inc. (“Central Pharmacy”), which was founded in 1992 and ultimately acquired by Cardinal Health in

2001, and Sales Technologies, Inc., which was founded in 1983 and acquired by Dun & Bradstreet Corporation in 1989. Mr. Burke also previously served as a brand manager at Procter & Gamble, a consultant and engagement manager at McKinsey & Company, and as an officer in the United States Air Force, leading a combat communications unit. Mr. Burke received a B.S., Engineering from Mississippi State University, and an M.S., Industrial Management from the Krannert School of Management at Purdue University. We believe that Mr. Burke is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, and his extensive experience in the pharmacy industry.

David Morris has served as our Executive Vice President and Chief Financial Officer and a member of our board of directors since our formation. Prior to co-founding Guardian, Mr. Morris served as Chief Financial Officer at Central Pharmacy from 1993 to 2001. Mr. Morris previously served as President of the PBM Division at Complete Health from 1991 to 1993 and served as a Certified Public Accountant at Ernst & Young LLP from 1985 to 1991. Mr. Morris received a B.S., Accounting from the University of Alabama. We believe that Mr. Morris is qualified to serve as a director because of his operational and historical expertise gained from serving as our Executive Vice President and Chief Financial Officer, his extensive experience in the pharmacy industry and his expertise in financial management.

Kendall Forbes has served as our Executive Vice President of Sales & Operations since July 2004. Prior to co-founding Guardian, Mr. Forbes was a co-founder and the Executive Vice President of Operations of Central Pharmacy from 1993 to July 2004. Mr. Forbes previously owned the Baton Rouge Central Pharmacy from 1985 to 1993 and served as a Pharmacy Manager at Nuclear Pharmacy, Inc., a predecessor of Syncor Nuclear Pharmacy, from 1982 to 1985. Mr. Forbes received a B.S. from the University of Louisiana Monroe School of Pharmacy and completed his graduate fellowship in Radiopharmacy at the University of New Mexico.

William Bindley has served as Chairman of our board of directors since our formation. Mr. Bindley has served as Chairman of Bindley Capital Partners, LLC, a private investment firm, since 2001. Mr. Bindley also founded Priority Healthcare Corporation (“Priority”), a national provider of bio-pharmaceuticals and complex therapies for chronic disease states, and served as their Chairman from 1995 to 2005 and Chief Executive Officer from 1994 to 1997. Mr. Bindley was also the Chairman, President, Chief Executive Officer and founder of Bindley Western Industries, Inc., a national pharmaceutical distributor and nuclear pharmacy operator that was acquired by Cardinal Health, Inc. in 2001. He previously served as a trustee at Kite Realty Group Trust from August 2004 to May 2024 and has also served on the boards of directors of Cardinal Health, Inc., Key Bank, NA, Bindley Western Industries, Priority and Shoe Carnival, Inc. Mr. Bindley received his B.S. in Industrial Economics and Doctor of Management from Purdue University and completed the Wholesale Management Program at the Stanford Graduate School of Business. We believe that Mr. Bindley is qualified to serve as a director because of his extensive experience in leading healthcare focused companies, as well as his significant public company leadership experience.

John Ackerman has served as a member of our board of directors since our formation. Mr. Ackerman is a co-founder of Cardinal Equity Partners, a private equity firm focused on middle-market investments, and has served as President since 1994. Mr. Ackerman currently serves on the board of directors of four of Cardinal Equity Partners’ portfolio companies, as well as on the board of directors of AAA Hoosier Motor Club. Until their respective sales in 2020, Mr. Ackerman was a board member of Hulman & Company, a wholesale foods supplier, The Indianapolis Motor Speedway and Clabber Girl Corporation, a baking powder producer. Prior to entering private equity, Mr. Ackerman spent ten years with the Quaker Oats Company, where he managed a variety of the company’s brands. Mr. Ackerman has a bachelor’s degree in business from the University of Michigan and a M.S., Management from the Kellogg School of Business at Northwestern University. We believe Mr. Ackerman is qualified to serve as a director because of his extensive strategic and managerial experience in our industry.

Steve Cosler is expected to join our board of directors prior to the completion of this offering. Mr. Cosler has served as an Operating Partner at Water Street Healthcare Partners, LLC (“Water Street”), a Chicago-based private equity firm focused on the healthcare industry, since 2006. Prior to Water Street, he served as the President and Chief Executive Officer of Priority, a Fortune 1000 company that distributed and managed biopharmaceutical therapies. At Priority, Mr. Cosler lead the company’s successful initial public offering, as well as strategic initiatives that contributed to its growth and ultimate sale to Express Scripts, Inc. Mr. Cosler serves on the board of directors of Imagine360, LLC, Liviniti, LLC and Eversana Life Science Services LLC, all of which are Water Street portfolio companies, as well as MedShorts LLC. Mr. Cosler also serves as a director and the Chairman of NNN REIT, Inc. (f/k/a National Retail Properties, Inc.). Previously, Mr. Cosler served on the board of directors of Cima Labs Inc. and Priority, and served as the lead independent director at Catamaran Corporation, both of which are former public companies. Mr. Cosler has also served on the Board of Trustees for two closed-end funds of Claymore Securities Inc. Mr. Cosler received a M.S., Industrial Management from the Krannert School of Management at Purdue University. We believe Mr. Cosler is qualified to serve as a director because of his unique combination of senior management and operational experience in specialty pharmacy, specialty distribution, outsourced payer services and technology.

Randall Lewis is expected to join our board of directors prior to the completion of this offering. Mr. Lewis is the Managing Partner for Cleveland Avenue, LLC (“Cleveland Avenue”), a venture capital investment firm that invests in agrifood and beverage, related technologies, and life-style related technology investments. He joined Cleveland Avenue in 2020 and is responsible for leading transaction sourcing, due diligence, financial evaluation, and portfolio management of the firm’s portfolio investments. Mr. Lewis has served on the board of directors of Simon Property Group, Inc. since March 2023. Prior to joining Cleveland Avenue, Mr. Lewis served his alma mater, Purdue University, as Executive Director for the Krannert Professional Development Center from 2013 to 2020. He has over 35 years of finance, risk management, and operations experience. This includes his years with General Electric, Wells Fargo and Elevance Health, Inc. (formerly Anthem, Inc.). While working for these Fortune 500 companies, he held various senior executive roles, including Executive Vice President and Chief Compliance Officer, Executive Vice President and Chief Auditor, Managing Director of Corporate Development, and Chief Executive Officer for a start-up logistics firm. Mr. Lewis obtained his B.S. in General Management/Accounting and M.B.A. in Finance from the Krannert School of Management at Purdue University. Mr. Lewis is also a Certified Public Accountant. We believe Mr. Lewis is qualified to serve as a director because of his deep financial and operational experience and public company board experience.

Mary Sue Patchett is expected to join our board of directors prior to the completion of this offering. Ms. Patchett held various senior leadership positions at Brookdale Senior Living Inc. (“Brookdale”), the nation’s largest operator of senior housing facilities, from 2011 to 2021. Ms. Patchett served as the Executive Vice President of Strategic Operations at Brookdale from March 2020 to June 2021, where in addition to her strategic planning, market/competitive positioning and government affairs responsibilities, she served as commander of Brookdale’s COVID-19 emergency response center, leading a team of internal experts and external consultants to develop and execute pandemic protocols. Ms. Patchett also served as the Executive Vice President of Community and Field Operations at Brookdale, and before that, was President of the Southeast Division. Ms. Patchett earned her B.S. in business from George Mason University. We believe Ms. Patchett is qualified to serve as a director because of her substantial managerial experience in the healthcare sector and longstanding involvement in the senior care industry.

Thomas Salentine, Jr. has served as a member of our board of directors since our formation. Mr. Salentine has served as President at Bindley Capital Partners, LLC, a private investment firm, since 2001. He was previously a principal at Frontenac Company, a private equity firm, from 1996 to 2001. Prior to that, Mr. Salentine worked in investment banking at Bear Stearns Companies, Inc. from 1990 to 1993. He previously served on the board of directors of Platinum Entertainment, Inc., an integrated music company. Mr. Salentine is a graduate of Harvard College and received his M.B.A. from the Kellogg School of Management at Northwestern University. We believe Mr. Salentine is qualified to serve as a director because of his substantial experience in the investment and financial industries and public company board experience.

There are no family relationships among any of our directors or executive officers.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, we expect our board of directors to initially consist of eight directors, of whom Mr. Cosler, Mr. Lewis and Ms. Patchett will be independent. Each of our directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation, or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our board of directors will be designated as follows:

•	Messrs. Morris and Salentine and Ms. Patchett will be Class I directors, and their terms will expire at the annual meeting of stockholders to be held in 2025;

•	Messrs. Ackerman and Lewis will be Class II directors, and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	Messrs. Bindley, Burke and Cosler will be Class III directors, and their terms will expire at the annual meeting of stockholders to be held in 2027.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law.”

Background and Experience of Directors

Upon completion of this offering, our board of directors will be responsible for reviewing, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the board of directors, in nominating candidates for election (and, in the case of vacancies, appointing), will take into account many factors, including the following:

•	personal and professional integrity;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member of another publicly held company;

•	diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Stockholders’ Agreement and Controlled Company Exemption

After completion of the Corporate Reorganization and this offering, the Guardian Founders will control a majority of our voting power pursuant to the Stockholders’ Agreement. The Stockholders’ Agreement will be among the Company and the Guardian Founders, consisting of Bindley Capital, the Cardinal Stockholders, Fred Burke, David Morris and Kendall Forbes. The Stockholders’ Agreement will provide that the size of our board of directors will initially be eight directors, effective as of the consummation of this offering. Pursuant to the terms and conditions of the Stockholders’ Agreement, Bindley Capital will have the right to designate two nominees for election to our board of directors, the Cardinal Stockholders will have the right to designate one nominee for election to our board of directors, and each of Mr. Burke and Mr. Morris will be nominees for election to our board of directors. The three remaining nominees for election to our board of directors will be selected by our board of directors, each of whom must qualify as independent pursuant to NYSE listing standards. Further, the Guardian Founders will agree to vote in favor of the election of all of the foregoing nominees.

The director nomination rights of Bindley Capital and the Cardinal Stockholders as described above will generally survive for so long as the respective party and its affiliates (i) continue to beneficially own certain specified amounts of our common stock and (ii) refrain from acquiring beneficial ownership of more than 10% of the equity securities of any competitor of the Company. Specifically, if Bindley Capital and its affiliates cease to beneficially own at least 15,211,000 shares of our common stock but continue to beneficially own at least 6,084,400 shares of our common stock, Bindley Capital will thereafter have the right to designate only one director nominee. If Bindley Capital and its affiliates cease to beneficially own at least 6,084,400 shares of our common stock, Bindley Capital will cease to have the right to designate any director nominee. If the Cardinal Stockholders and their affiliates cease to beneficially own at least 6,084,400 shares of our common stock, the Cardinal Stockholders will thereafter cease to have the right to designate any director nominee. In the event that Bindley Capital or the Cardinal Stockholders, together with their respective affiliates, acquire more than 10% of the equity securities of any competitor of the Company, such party will cease to have the right to designate any director nominee. The respective nomination rights in favor of Mr. Burke and Mr. Morris will terminate if such person ceases to serve as an executive officer of the Company.

To the extent that any director nomination rights of the Guardian Founders under the Stockholders’ Agreement terminate, nominations of persons for election to those respective director seats will be made by our board of directors or may be made by a stockholder of the Company who has complied with all applicable requirements under our bylaws.

With respect to any vote other than the election of directors, the Guardian Founders will also agree to vote all of their shares of common stock in the manner determined by the Guardian Founders holding a majority of the votes represented by shares of common stock held by the Guardian Founders.

The Stockholders’ Agreement further provides that, until the seventh anniversary of the Stockholders’ Agreement, each Guardian Founder who, together with its affiliates, beneficially owns 10% or more of the Company’s common stock (a “Significant Stockholder”) will not, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any additional equity securities of the Company not owned by them as of the date of the Stockholders’ Agreement without the prior consent of our board of directors, subject to certain limited exceptions. The Stockholders’ Agreement also generally provides that, until the seventh anniversary of the Stockholders’ Agreement and without the consent of our board of directors, no Significant Stockholder will, or will permit any of its affiliates to, (a) submit a proposal or offer in respect of any transaction or series of transactions that would constitute certain types of going-private transactions, or (b) transfer any equity securities of the Company to any competitor of the Company or any person who, together with its affiliates, would beneficially own 10% or more of the Company’s common stock following such transfer.

The Stockholders’ Agreement will terminate upon the earlier of (a) the 15th anniversary of the date thereof, (b) a sale of the Company and (c) the date on which both (i) the director nomination rights of each Guardian Founder thereunder have terminated and (ii) no Guardian Founder continues to be a Significant Stockholder; provided that the rights and obligations of any Guardian Founder under the Stockholders’ Agreement will terminate on the date on which such Guardian Founder no longer beneficially owns any equity securities of the Company.

As a result of the Stockholders’ Agreement, the Guardian Founders will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders. Because more than 50% of the voting power in the election of our directors will be held by this group, we will be a “controlled company” within the meaning of NYSE listing standards. As a controlled company, we will be exempt from complying with certain NYSE corporate governance requirements, including the requirements that: (1) a majority of our board of directors consists of “independent directors,” as defined under NYSE rules, (2) we have a nominating and governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

For so long as we qualify as a “controlled company,” we may rely on some or all of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Our board of directors will have an audit committee and a compensation committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

As a “controlled company” for purposes of the NYSE listing standards, we may rely on certain exemptions from NYSE listing standards that enable us not to comply with certain NYSE corporate governance requirements. We do not intend at this point to form a stand-alone nominating and governance committee.

Audit Committee

Upon completion of this offering, we expect our audit committee will initially consist of Mr. Cosler, Mr. Lewis and Ms. Patchett, with Mr. Lewis serving as chair. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance, and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	oversight of risk assessment and risk management, including risks related to data protection and cybersecurity;

•	reviewing with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

reviewing and overseeing all transactions between us and a related person for which review or oversight is required by applicable law or that are required to be disclosed in our financial statements or SEC filings, and developing policies and procedures for the committee’s review, approval and ratification of such transactions;

•

establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

NYSE rules will require us to have at least one audit committee member upon the listing of our Class A common stock on NYSE, at least two audit committee members within 90 days of listing, and at least three audit committee members within one year of listing. We expect that Mr. Cosler, Mr. Lewis and Ms. Patchett will each qualify as independent under the NYSE listing standards and the independence requirements of Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that each of Mr. Lewis and Mr. Cosler is an “audit committee financial expert” within the meaning of SEC rules.

Our audit committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of NYSE. Our audit committee’s charter will be available on our website upon the completion of this offering. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of Mr. Cosler, Mr. Lewis and Ms. Patchett, with Mr. Cosler serving as chair. The compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our Chief Executive Officer’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives, and other benefits;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure, once required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity and equity-based compensation plans.

Our compensation committee will operate under a written charter that satisfies the applicable rules of the SEC and the NYSE listing standards. Our compensation committee’s charter will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served,

as a member of the compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors of any entity that has one or more executive officers serving on our compensation committee.

Code of Ethics

We have adopted a Code of Conduct and Business Ethics that applies to all of our officers, directors, and employees, including our principal executive officer, principal financial officer, principal accounting officer, and controller, or persons performing similar functions, which will be posted on our website. Our Code of Conduct and Business Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also is responsible for oversight of data protection and cybersecurity risks and monitors compliance with legal and regulatory requirements. Our board of directors monitors the effectiveness of our governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Compensation of Directors and Officers

Employment Agreements

We expect to enter into employment agreements with our named executive officers that will govern certain terms and conditions of their employment following the offering. The anticipated terms of these employment agreements are described below under “Executive Compensation—Employment Agreements” and “Executive Compensation—Severance and Change in Control Compensation.”

Overview of Prospective Executive Compensation Program

Following the offering, decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of our board of directors (the “Compensation Committee”). The following discussion is based on recent actions and the present expectations as to the compensation of our named executive officers and directors following the offering. The actual compensation of our named executive officers will depend on the judgment of the members of the Compensation Committee and may differ from that set forth in the following discussion. Such compensation will also generally be governed by our executive officers’ employment agreements, as in effect from time to time, including as described below.

We anticipate that compensation for our executive officers will have the following key components: base salary; annual cash incentive opportunities; equity compensation awards; employee benefits; and severance benefits. Base salaries, employee benefits and severance benefits will be designed to attract and retain senior management talent. We will use annual cash incentive awards and stock-based awards to promote the retention of key employees, the achievement of performance objectives, and the alignment of the interests of our named executive officers with those of our stockholders.

Annual Cash Incentives

We expect to provide annual cash incentive award opportunities to our named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the Compensation Committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash incentive awards for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the Compensation Committee would determine the extent to which the performance targets were achieved and the amount of the annual cash incentive award that is payable to each named executive officer.

Stock-Based Awards

In connection with the completion of this offering, we expect to adopt the Guardian Pharmacy Services, Inc. 2024 Equity and Incentive Compensation Plan (the “2024 Plan”) to permit the grant of awards to non-employee directors, officers and other employees of Guardian and its subsidiaries, and certain consultants to Guardian and its subsidiaries, and to provide to such persons incentives and rewards for service and/or performance. The terms of the 2024 Plan are described in more detail below under “Executive Compensation—2024 Equity and Incentive Compensation Plan.”

We expect to use stock-based awards to promote our interests and those of our stockholders by providing executive officers and other key employees with the opportunity to acquire equity interests as an incentive for their remaining in our service and/or achieving performance objectives and aligning such employees’ interests with those of our stockholders.

Other Compensation and Benefits

We expect to provide our named executive officers with a standard suite of employee benefit programs, and may also provide our named executive officers with perquisites and personal benefits that are not generally available to all employees.

We anticipate that the employment agreements with our named executive officers will provide for severance compensation in the event of certain qualifying terminations of employment. See “Executive Compensation—Severance and Change in Control Compensation” below for further information.

Compensation of Our Directors

We refer to our directors who are (1) our employees or officers or (2) affiliated with Bindley Capital Partners or Cardinal Equity Partners as our “Affiliated Directors.” Affiliated Directors will not receive any compensation for their service as our directors. Immediately following the completion of this offering, we expect our Affiliated Directors to consist of Messrs. Burke, Morris, Ackerman, Bindley and Salentine.

Our directors who are not Affiliated Directors (“Non-Affiliated Directors”) are expected to receive cash and equity-based compensation for their service as directors, as further described below under “Director Compensation.” Immediately following the completion of this offering, we expect our Non-Affiliated Directors to consist of Mr. Cosler, Mr. Lewis and Ms. Patchett.

Limitation of Liability and Indemnification of Directors and Officers

Our certificate of incorporation, to be effective upon the completion of this offering, will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, provided that our certificate of incorporation will not limit the liability of:

•	a director or officer for any breach of their duty of loyalty to our company or our stockholders;

•	a director or officer for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	a director for unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL;

•	a director or officer for any transaction from which they derived an improper personal benefit; or

•	an officer in any action by or in the right of the Company.

Our bylaws, which will be effective upon the completion of this offering, will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage will be provided to our directors and officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly compensated executive officers during 2022 and 2023. We refer to these individuals as our named executive officers (“NEOs”). Our NEOs for 2022 and 2023 were:

•	Fred Burke, President and Chief Executive Officer;

•	David Morris, Executive Vice President and Chief Financial Officer; and

•	Kendall Forbes, Executive Vice President, Sales & Operations.

The following discussion also includes forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ from currently planned programs as summarized in this discussion.

2023 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by, or paid to our NEOs for 2023 and 2022.

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Fred Burke President and Chief Executive Officer	2023	$402,750	$—	$212,625	$58,362	$673,737
	2022	$387,000	$—	$186,150	$52,909	$626,059
David Morris Executive Vice President and Chief Financial Officer	2023	$348,625	$—	$184,313	$54,386	$587,324
	2022	$331,500	$—	$165,750	$49,459	$546,709
Kendall Forbes Executive Vice President, Sales & Operations	2023	$348,625	$—	$184,313	$50,687	$583,625
	2022	$331,500	$—	$165,750	$46,116	$543,366

(1)

Effective upon the completion of the offering, we expect that Mr. Burke’s base salary rate will be $450,000 per year, and the base salary rate of each of Messrs. Morris and Forbes will be $400,000 per year, in each case pursuant to the NEO’s employment agreement (as described below).

(2)	Represents annual cash incentive award payouts. See “—2023 Annual Cash Incentive Awards” below for more information.
(3)

The amounts reported for 2023 consist of: (i) for Mr. Burke, a 401(k) employer match in the amount of $11,550 and reimbursement for self-employment taxes in the amount of $46,812; (ii) for Mr. Morris, a 401(k) employer match in the amount of $11,550 and reimbursement for self-employment taxes in the amount of $42,836; and (iii) for Mr. Forbes, a 401(k) employer match in the amount of $11,550 and reimbursement for self-employment taxes in the amount of $39,317.

2023 Annual Cash Incentive Awards

For the 2023 fiscal year, each NEO was granted a target opportunity to receive an annual cash incentive award expressed as a percentage of base salary. The NEOs’ target annual incentive awards for 2023 are shown in the following table:

Name	2023 Target Annual Cash Incentive Award	Target Award as a % of Base Salary

Fred Burke	$212,625	53%

David Morris	$184,313	53%

Kendall Forbes	$184,313	53%

Payouts for these annual cash incentive awards are determined based on achievement with respect to the following metrics for the 2023 fiscal year: (1) Company revenue; (2) Company Adjusted EBITDA; and (3) residents served, which is a measure of the number of residents for which a prescription was filled during December 2023.

In order for the NEOs to earn their target annual incentive awards, the following performance targets were required to be met for 2023:

•	Company revenue of $1.01 billion;

•	Company Adjusted EBITDA of $75.9 million; and

•	168,000 residents served.

In the event performance with respect to one or more of the performance metrics is below the applicable performance target, the compensation committee of our board of managers may, in its discretion, provide for payouts, in amounts as it may determine, with respect to the NEOs’ annual cash incentive award opportunities.

For 2023, we achieved $1.05 billion in revenue, $76.2 million in Adjusted EBITDA, and 163,000 in residents served. As a result of the fact that the revenue and Adjusted EBITDA targets were achieved, the compensation committee determined to pay out the annual incentive awards at 100% of the respective target levels, as set forth in the “Non-Equity Incentive Plan Compensation” column of the 2023 Summary Compensation Table above.

Outstanding Equity Awards at 2023 Fiscal Year-End

There were no outstanding equity awards held by any of our NEOs as of December 31, 2023, and our NEOs did not receive equity compensation awards during fiscal year 2023. However, we expect to offer equity-based compensation to our NEOs and other key employees following the offering under the 2024 Plan. The terms of the 2024 Plan are described below under “—2024 Equity and Incentive Compensation Plan.”

Anticipated 2025 Long-Term Incentive Program Awards

Beginning with 2025, our long-term incentive program is expected to consist of restricted stock unit awards (“RSUs”) for our NEOs and certain other employees. We anticipate that the number of RSUs to be granted to each participant will be determined by the compensation committee based on prior-year company performance and such other factors as the compensation committee may deem appropriate, and that such RSUs will generally vest based on continued employment through the third anniversary of the date of grant. We currently anticipate that the targeted values of the RSU awards for the NEOs, and all other employees as a group, will be as set forth in the following table, except as otherwise determined by the compensation committee prior to the 2025 grants.

RSU Award Value(1)

Fred Burke	$—

David Morris	$240,000

Kendall Forbes	$240,000

All other employees, excluding NEOs	$10,520,000

(1)

We anticipate that the target number of RSUs granted to each grantee will be determined based on the grantee’s actual RSU award value and the compensation committee’s determination of the value of RSUs as of the date of grant. Actual payouts with respect to the RSU awards would be made in shares of our Class A common stock.

Employment Agreements

Prior to the completion of this offering, we expect to enter into employment agreements with Messrs. Burke, Morris and Forbes (the “Employment Agreements”). The Employment Agreements would become effective upon the completion of the offering. The initial term of each Employment Agreement would end on the second anniversary of its effective date, but the term would be automatically extended for additional one-year periods thereafter unless we provide the NEO written notice of non-renewal at least 60 days prior to the end of the applicable term. The Employment Agreements would include the following key compensation terms:

•	Base salary of $450,000 for Mr. Burke, $400,000 for Mr. Morris, and $400,000 for Mr. Forbes, subject to annual review for increase;

•

For each of our fiscal years (beginning with 2025) ending during the term of the NEO’s employment, eligibility for an annual cash incentive award, subject to the terms and conditions (including performance metrics and goals) determined by our board of directors (or an appropriate committee of the board of directors). The target annual cash incentive opportunity for each NEO will be no less than 60% of the NEO’s base salary, and the maximum cash incentive opportunity for each NEO will be no less than 150% of the NEO’s target annual cash incentive opportunity;

•

Eligibility to participate in our long-term incentive program as may be in effect from time to time for our senior executives generally, with such participation occurring in accordance with the approval of our board of directors (or an applicable committee of the board of directors), our policies, and the applicable award agreements and incentive compensation plans under which such awards will be granted; and

•	Eligibility for employee benefit plans, programs and policies as may be in effect for our senior executives generally.

For information regarding the termination and change in control compensation and benefits provided for under the Employment Agreements, see “—Severance and Change in Control Compensation” below.

Retirement Plans

Guardian Pharmacy, LLC offers a tax-qualified 401(k) retirement savings plan to its employees, under which participating employees may contribute a portion of their eligible compensation into their plan accounts. Employer matching contributions are made under the 401(k) plan in an amount equal to 100% of up to 1% of a participant’s eligible compensation, and 50% of up to an additional 5% of a participant’s eligible compensation, subject to applicable Internal Revenue Code limitations. Each of the NEOs was eligible to participate in the 401(k) plan during fiscal year 2023.

Severance and Change in Control Compensation

The Employment Agreements are expected to provide for certain payments and benefits in connection with certain terminations of employment. Pursuant to the Employment Agreements, if (other than as described in the following paragraph) an NEO’s employment is terminated by us other than for “cause,” death or “disability” (including by not renewing the Employment Agreement), or by the NEO for “good reason” (as such terms are defined in the Employment Agreements), the NEO will be entitled to receive: (1) a lump sum cash payment equal to two times the sum of the NEO’s annual base salary plus target annual cash incentive; (2) a lump sum cash payment equal to the NEO’s target annual cash incentive, pro-rated based on the NEO’s period of service during the applicable fiscal year; and (3) reimbursement by us for a portion of health and welfare continuation coverage premiums for up to 24 months.

If, within two years after a “change in control” (as defined in the Employment Agreements) an NEO’s employment is terminated by us other than for “cause,” death or “disability” (including by not renewing the Employment Agreement) or by the NEO for “good reason,” the NEO will be entitled to receive: (1) a lump sum cash payment equal to three times the sum of the NEO’s annual base salary plus target annual cash incentive; (2) a lump sum cash payment equal to the NEO’s target annual cash incentive, pro-rated based on the NEO’s period of service during the applicable fiscal year; (3) reimbursement by us for a portion of health and welfare continuation coverage premiums for up to 36 months; and (4) full vesting of outstanding equity-based awards (with performance-based awards vesting at the greater of target and actual performance as of the date of termination).

In general, receipt of the severance payments described above is subject to the NEO’s execution of a customary release of claims in our favor. In addition, the Employment Agreements include customary non-competition, non-solicitation, and confidentiality provisions.

Clawback Policy

Prior to the completion of this offering, we expect to adopt a compensation recoupment policy that complies with rules recently promulgated by the NYSE and the SEC (the “Clawback Policy”). The Clawback Policy will apply to current and former executive officers, and it will provide for the recovery of certain incentive-based compensation received during a three-year recovery period if we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. The incentive-based compensation recoverable under the Clawback Policy generally includes the amount of incentive-based compensation received (while we have a class of securities listed on a national securities exchange or national securities association) that exceeds the amount that would have been received had it been determined based on the restated amounts (without regard to any taxes paid). The Clawback Policy will not condition clawback on the fault of the executive officer, but the required clawback under the Clawback Policy is subject to certain limited exceptions in accordance with the SEC and NYSE rules.

2024 Equity and Incentive Compensation Plan

In connection with this offering, we expect to adopt the Guardian Pharmacy Services, Inc. 2024 Equity and Incentive Compensation Plan, or the 2024 Plan. The material terms of the 2024 Plan are as follows:

Purpose. The purpose of the 2024 Plan is to permit the grant of awards to non-employee directors, officers and other employees of Guardian and its subsidiaries, and certain consultants to Guardian and its subsidiaries, and to provide to such persons incentives and rewards for service and/or performance.

Administration; Effectiveness. The 2024 Plan will generally be administered by the Compensation Committee. However, at the discretion of our board of directors, the 2024 Plan may be administered by our board of directors, including with respect to the administration of any responsibilities and duties held by the Compensation Committee under the 2024 Plan. The Compensation Committee has the authority to determine eligible participants in the 2024 Plan, and to interpret and make determinations under the 2024 Plan. Any interpretation or determination by the Compensation Committee under the 2024 Plan will be final and conclusive. The Compensation Committee may delegate all or any part of its authority under the 2024 Plan to any subcommittee thereof, and, to the extent permitted by law, may delegate its administrative duties or powers to one or more of our officers, agents or advisors. The 2024 Plan is expected to be effective on the date of completion of this offering. No awards will be made under the 2024 Plan prior to the completion of this offering.

Shares Available for Awards under the 2024 Plan. Subject to adjustment as described in the 2024 Plan and the share counting rules described below, the number of shares of our Class A common stock available for awards under the 2024 Plan shall be, in the aggregate, 2,000,000 shares (the “Overall Share Limit”). The Overall Share Limit will be automatically increased on the first day of each fiscal year, beginning in 2025 and ending in 2034, by an amount equal to the lesser of (a) 1% of the shares of our common stock (including both Class A common stock and Class B common stock) outstanding on the last day of the immediately preceding fiscal year and (b) such smaller number of shares as determined by our board of directors. Such shares may be shares of original issuance or treasury shares or a combination of the two.

Share Counting. The aggregate number of shares of our Class A common stock available to be awarded under the 2024 Plan will be reduced by one share of our Class A common stock for every one share subject to an award granted under the 2024 Plan.

The following shares of our Class A common stock will be added (or added back, as applicable) to the aggregate number of shares available under the 2024 Plan: (1) shares subject to an award that is cancelled or forfeited, expires, is settled for cash, or is unearned (in whole or in part); (2) shares withheld by us, tendered or otherwise used in payment of the exercise price of a stock option granted under the 2024 Plan; (3) shares withheld by us, tendered or otherwise used to satisfy a tax withholding obligation with respect to awards; provided that with respect to restricted stock, this provision will only be in effect until the day immediately prior to the tenth anniversary of the effective date of the 2024 Plan; and (4) shares subject to a share-settled appreciation right granted under the 2024 Plan that are not actually issued in connection with the settlement of such appreciation right. Shares reacquired by us in the open market or otherwise using cash proceeds from the exercise of stock options will not be added (or added back, as applicable) to the aggregate number of shares of Class A common stock available under the 2024 Plan. In addition, if under the 2024 Plan a participant has elected to give up the right to receive cash compensation in exchange for shares of our Class A common stock based on fair market value, such shares will not count against the aggregate number of shares available under the 2024 Plan.

Shares of our Class A common stock issued or transferred pursuant to awards granted under the 2024 Plan in substitution for or in conversion of, or in connection with the assumption of, awards held by awardees of an entity engaging in an acquisition or merger with us or any of our subsidiaries (“Substitute Awards”) will not count against the share limits under the 2024 Plan, except as otherwise provided in the 2024 Plan. Additionally, shares of our Class A common stock available under certain plans that we or our subsidiaries may assume in connection with certain corporate transactions from another entity may be available for certain awards under the 2024 Plan, but will not count against the share limits under the 2024 Plan.

Subject to adjustment as provided in the 2024 Plan, the aggregate number of shares of our Class A common stock actually issued or transferred by us upon the exercise of Incentive Stock Options (as defined below) will not exceed 2,000,000 shares of Class A common stock (the “ISO Limit”).

Non-Employee Director Compensation Limit. No non-employee member of our board of directors in any one calendar year will be granted compensation for such service (including awards granted under the 2024 Plan and any other cash or non-cash compensation) having an aggregate maximum value (measured at the date of grant, as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $500,000.

Types of Awards Under the 2024 Plan. Pursuant to the 2024 Plan, we may grant stock options (including stock options intended to qualify as “incentive stock options” under Section 422 of the Code (“Incentive Stock Options”)), appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash incentive awards, and certain other awards based on or related to shares of our Class A common stock.

Each grant of an award under the 2024 Plan will be evidenced by an agreement, certificate, resolution or other form of writing or other evidence approved by the Compensation Committee (an “Evidence of Award”), which will contain such terms and provisions as the Compensation Committee may determine, consistent with the 2024 Plan. Those terms and provisions include the number of shares of our Class A common stock subject to each award, vesting terms, and provisions that apply upon events such as retirement, death, disability or termination of service of a participant or in the event of a change in control. A brief description of the types of awards which may be granted under the 2024 Plan is set forth below.

Stock Options. Stock options granted under the 2024 Plan may be either Incentive Stock Options or non-qualified stock options. Incentive Stock Options may only be granted to employees. Except with respect to Substitute Awards, stock options must have an exercise price per share that is not less than the fair market value of a share of our Class A common stock on the date of grant. The term of a stock option may not extend more than 10 years after the date of grant. Each grant will specify the form of consideration to be paid in satisfaction of the exercise price. Stock options under the 2024 Plan may not provide for dividends or dividend equivalents.

Appreciation Rights. The 2024 Plan provides for the grant of appreciation rights. An appreciation right is a right to receive from us an amount equal to 100%, or such lesser percentage as the Compensation Committee may determine, of the spread between the base price of the appreciation right and the fair market value of shares of our Class A common stock at the time of exercise. An appreciation right may be paid in cash, shares of our Class A common stock or any combination of the two. Except with respect to Substitute Awards, the base price of an appreciation right may not be less than the fair market value of a share of our Class A common stock on the date of grant. The term of an appreciation right may not extend more than 10 years from the date of grant. Appreciation rights under the 2024 Plan may not provide for dividends or dividend equivalents.

Restricted Stock. Restricted stock constitutes an immediate transfer of the ownership of shares of our Class A common stock to the participant in consideration of the performance of services, entitling such participant to dividend, voting and other ownership rights, subject to the limitations described in the 2024 Plan, and subject to the substantial risk of forfeiture and restrictions on transfer determined by the Compensation Committee for a period of time determined by the Compensation Committee or until certain management objectives specified by the Compensation Committee are achieved. Each such grant or sale of restricted stock may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of our Class A common stock on the date of grant. Any grant of restricted stock may specify the treatment of dividends or distributions paid on restricted stock that remains subject to a substantial risk of forfeiture. However, dividends or other distributions on restricted stock with restrictions that lapse as a result of the achievement of management objectives will be deferred until and paid contingent upon the achievement of the applicable management objectives.

Restricted Stock Units. Restricted stock units awarded under the 2024 Plan constitute an agreement by us to deliver shares of our Class A common stock, cash, or a combination of the two, to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include achievement regarding management objectives) during the restriction period applicable to such restricted stock units as the Compensation Committee may specify. Each grant or sale of restricted stock units may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value of shares of our Class A common stock on the date of grant. During the restriction period applicable to such restricted stock units, the participant will have no right to transfer any rights under the award and will have no rights of ownership in the shares of our Class A common stock underlying the restricted stock units and no right to vote them. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of and on the terms determined by the Compensation Committee. However, dividend equivalents or other distributions on the Class A common stock underlying restricted stock units with restrictions that lapse as a result of the achievement of management objectives will be deferred until and paid contingent upon achievement of the applicable management objectives.

Cash Incentive Awards, Performance Shares, and Performance Units. Performance shares, performance units and cash incentive awards may also be granted to participants under the 2024 Plan. A performance share is a bookkeeping entry that records the equivalent of one share of our Class A common stock, and a performance unit is a bookkeeping entry that records a unit equivalent to $1.00 or such other value as determined by the Compensation Committee. Each grant will specify the number or amount of performance shares or performance units, or the amount payable with respect to cash incentive awards, being awarded, which number or amount may be subject to adjustment to reflect changes in compensation or other factors. These awards, when granted under the 2024 Plan, will specify management objectives regarding the earning of the awards. Each grant will specify the time and manner of payment of cash incentive awards, performance shares or performance units that have been earned. Any grant of performance shares or performance units may provide for the payment of dividend equivalents in cash or in additional shares of our Class A common stock, which dividend equivalents will be subject to deferral and payment on a contingent basis based on the participant’s earning and vesting of the awards with respect to which the dividend equivalents are paid.

Other Awards. The Compensation Committee may grant shares of Class A common stock or such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of our Class A common stock or factors that may influence the value of such shares of our Class A common stock, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our Class A common stock, purchase rights for shares of our Class A common stock, awards with value and payment contingent upon our performance or performance of specified subsidiaries, affiliates or other business units or any other factors designated by the Compensation Committee, and awards valued by reference to the book value of the shares of our Class A common stock or the value of securities of, or the performance of our subsidiaries, affiliates or other business units (which we refer to collectively as “Other Awards”). Cash awards, as an element of or supplement to any other award granted under the 2024 Plan, may also be granted as Other Awards. The Compensation Committee may, at or after the date of grant, authorize the payment of dividends or dividend equivalents on Other Awards on either a current or deferred or contingent basis, either in cash or in additional shares of our Class A common stock. However, dividend equivalents or other distributions on Class A common stock underlying Other Awards with restrictions that lapse as a result of the achievement of management objectives will be deferred until, and paid contingent upon, achievement of the applicable management objectives.

Management Objectives. Awards under the 2024 Plan may be subject to management objectives. The management objectives applicable to an award under the 2024 Plan (if any) will be determined by the Compensation Committee, and may be based on one or more, or a combination, of metrics under the following categories or such other metrics as may be determined by the Compensation Committee (including relative or growth achievement regarding such metrics): (1) Profits (e.g., gross profit, gross profit growth, operating income, earnings before or after deduction for all or any portion of interest, taxes, depreciation or amortization, net income (before or after taxes), EBIT margin, consolidated net income, net earnings, net sales, cost of sales, basic or diluted earnings per share (before or after taxes), residual or economic earnings, net operating profit (before or after taxes), or economic profit); (2) Cash Flow (e.g., actual or adjusted earnings before or after interest, taxes, depreciation and/or amortization (including EBIT and EBITDA), free cash flow, free cash flow with or without specific capital expenditure target or range, including or excluding divestments and/or acquisitions, operating cash flow, total cash flow, cash flow in excess of cost of capital or residual cash flow, or cash flow return on investment); (3) Returns (e.g., profits or cash flow returns on: assets, investment, capital, invested capital, net capital employed, equity, or sales); (4) Working Capital (e.g., working capital targets, working capital divided by sales, days’ sales outstanding, days’ sales inventory, or days’ sales in payables); (5) Profit Margins (e.g., profits divided by revenues or gross margins and material margins divided by revenues); (6) Liquidity Measures (e.g., debt-to-capital, debt-to-EBITDA, or total debt ratio); (7) Sales Growth, Gross Margin Growth, Cost Initiative and Stock Price Metrics (e.g., revenue, net revenue, revenue growth, net revenue growth, revenue growth outside the United States, gross margin and gross margin growth, material margin and material margin growth, stock price appreciation, total return to stockholders, sales and administrative costs divided by sales, or sales and administrative costs divided by profits); and (8) Strategic Initiative Key Deliverable Metrics consisting of one or more of the following: product development, strategic partnering, research and development, vitality index, market penetration, market share, geographic business expansion goals, expense targets or cost reduction goals, general and administrative expense savings, selling, general and administrative expenses, objective measures of client/customer satisfaction, employee satisfaction, employee retention, management of employment practices and employee benefits, supervision of litigation and information technology, productivity ratios, economic value added (or another measure of profitability that considers the cost of capital employed), product quality, sales of new products, or goals relating to acquisitions or divestitures of subsidiaries, affiliates and joint ventures.

If the Compensation Committee determines that a change in our business, operations, corporate structure or capital structure, or the manner in which we conduct our business, or other events or circumstances render the management objectives unsuitable, the Compensation Committee may in its discretion modify such management objectives or the goals or actual levels of achievement regarding the management objectives, in whole or in part, as the Compensation Committee deems appropriate and equitable.

Adjustments; Corporate Transactions. The Compensation Committee will make or provide for such adjustments in the: (1) number and kind of shares of our Class A common stock covered by outstanding stock options, appreciation rights, restricted stock, restricted stock units, performance shares and performance units granted under the 2024 Plan; (2) if applicable, number and kind of shares of our Class A common stock covered by other awards granted pursuant to the 2024 Plan; (3) exercise price or base price provided in outstanding stock options and appreciation rights; (4) cash incentive awards; and (5) other award terms, as the Compensation Committee determines to be equitably required in order to prevent dilution or enlargement of the rights of participants that otherwise would result from (a) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in our capital structure, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing.

In the event of any such transaction or event or in the event of a change in control, the Compensation Committee may provide in substitution for any or all outstanding awards under the 2024 Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each stock option or appreciation right with an exercise price or base price, respectively, greater than the consideration offered in connection with any such transaction or event or change in control, the Compensation Committee may in its discretion elect to cancel such stock option or appreciation right without any payment to the person holding such stock option or appreciation right. The Compensation Committee shall also make or provide for such adjustments in the number of shares available for issuance under the 2024 Plan and the share limits of the 2024 Plan as the Compensation Committee determines is appropriate to reflect any such transaction or event. However, any adjustment to the limit on the number of shares of our Class A common stock that may be issued upon exercise of Incentive Stock Options will be made only if and to the extent such adjustment would not cause any stock option intended to qualify as an Incentive Stock Option to fail to so qualify.

Transferability of Awards. Except as otherwise provided by the Compensation Committee or the terms of the 2024 Plan, no award made under the 2024 Plan may be transferred by a participant except by will or the laws of descent and distribution. In no event will any award granted under the 2024 Plan be transferred for value.

Amendment and Termination of the 2024 Plan. Our board of directors generally may amend the 2024 Plan from time to time in whole or in part. However, if any amendment, for purposes of applicable stock exchange rules and except as permitted under the adjustment provisions of the 2024 Plan, (1) would materially increase the benefits accruing to participants under the 2024 Plan, (2) would materially increase the number of securities which may be issued under the 2024 Plan, (3) would materially modify the requirements for participation in the 2024 Plan, or (4) must otherwise be approved by our stockholders in order to comply with applicable law or the rules of NYSE or the applicable national securities exchange upon which our shares of Class A common stock are traded or quoted, all as determined by our board of directors, then such amendment will be subject to stockholder approval and will not be effective unless and until such approval has been obtained.

Our board of directors may, in its discretion, terminate the 2024 Plan at any time. Termination of the 2024 Plan will not affect the rights of participants or their successors under any awards outstanding and not exercised in full on the date of termination. No grant will be made under the 2024 Plan on or after the tenth anniversary of the effective date of the 2024 Plan, but all grants made prior to such date will continue in effect thereafter subject to their terms and the terms of the 2024 Plan.

DIRECTOR COMPENSATION

2023 Director Compensation

We did not pay any compensation, make any equity awards or non-equity awards, or pay any other compensation to any of our non-employee directors in 2023 or prior to this offering for their service as directors.

For a discussion of the compensation awarded to, earned by, or paid to Messrs. Burke and Morris during 2023, see “Executive Compensation.”

Anticipated Compensation of Our Non-Affiliated Directors Following this Offering

We refer to our directors who are (1) our employees or officers or (2) affiliated with Bindley Capital Partners or Cardinal Equity Partners as our Affiliated Directors. Affiliated Directors will not receive any compensation for their service as our directors. Immediately following the completion of this offering, we expect our Affiliated Directors to consist of Messrs. Burke, Morris, Ackerman, Bindley and Salentine.

Our Non-Affiliated Directors are expected to receive cash and equity-based compensation for their service as directors, as further described below. Immediately following the completion of this offering, we expect our Non-Affiliated Directors to consist of Mr. Cosler, Mr. Lewis and Ms. Patchett.

We expect that, following the offering, our Non-Affiliated Directors will receive compensation for their services as directors as follows:

•	An annual cash retainer of $75,000 for each Non-Affiliated director;

•	An additional annual cash retainer of $25,000 for any lead director; and

•

An annual grant of restricted stock units with a targeted value of $100,000, which grants are expected to be made at the time of each annual meeting of our stockholders and to generally vest on the earlier of the first anniversary of the date of grant and the date of the following annual meeting of stockholders. The initial grants of restricted stock units are expected to be made to our Non-Affiliated Directors shortly after completion of this offering. Such initial grants will have a targeted value of $50,000 and will generally vest on the earlier of six months after the date of grant and the date of any regular annual meeting of stockholders that occurs in 2025.

We do not expect to pay any fees to our directors for attending meetings of the board of directors or its committees. We also do not expect to initially provide for additional retainer fees for chairs of committees of the board of directors, as all members of our initial board of directors who will receive compensation for board service are expected to serve on all such committees. However, we may consider additional compensation for board of directors or committee service in the future.

Non-Employee Director Stock Ownership Guidelines

Our non-employee directors who receive compensation from us for their service on our board of directors will be subject to stock ownership guidelines after the completion of this offering. Under the stock ownership guidelines to be adopted, each of our non-employee directors who receives compensation from us for service on our board of directors will be required to own stock in an amount equal to five times the director’s annual cash retainer. For purposes of this requirement, a non-employee director’s holdings will include shares of our common stock held directly or indirectly, individually or jointly, as well as vested share awards that have been deferred for future delivery. Until a director’s stock ownership requirements (if applicable) have been satisfied, such director will be required to retain 100% of the shares received upon settlement of restricted stock units or other equity-based awards that are granted on or following this offering (net of shares with a value equal to the amount of taxes owed by such non-employee director in respect of such settlement).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for executive officers and directors which are described elsewhere in this prospectus, the following is a summary of transactions since January 1, 2023 in which we participated or will participate, and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of any class of our voting stock, or any immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Corporate Reorganization

In connection with the Corporate Reorganization described elsewhere in this prospectus, and pursuant to the merger of Merger Sub with and into Guardian Pharmacy, LLC, each then-outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Inc. and (ii) the right to receive $1.02 in cash (without interest), which we collectively refer to as the Merger Consideration. Accordingly, all holders of Common Units immediately prior to the Corporate Reorganization, including certain of our executive officers and directors, and securityholders beneficially owning more than five percent of our voting securities, will be entitled to their pro rata portions of the Merger Consideration. For more information, see “Corporate Reorganization.”

Indemnification Arrangements

Our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Directed Share Program

At our request, the underwriters have reserved up to 675,000 of the shares of Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain of our employees and other persons associated with us who have expressed an interest in purchasing shares in the offering. Any purchases made by these persons will reduce the number of shares available for sale to the general public. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. The sales of shares pursuant to the directed share program will be made by Raymond James & Associates, Inc., an underwriter of this offering. See “Underwriting—Directed Share Program.”

Policies and Procedures for Related Party Transactions

Our board of directors expects to adopt a written related party transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” will include our executive officers, directors, director nominees, and their immediate family members, and stockholders owning five percent or more of any class of our outstanding common stock and their immediate family members.

The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, and guarantees of indebtedness of a related person. In reviewing and approving any such transaction, our audit committee is tasked with considering all relevant facts and circumstances, including, without limitation, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction with an unrelated party and the extent of the related person’s interest in the transaction. No related party transaction may be consummated unless our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote regarding approval or ratification of the transaction. Such director may be counted, however, in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of the policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock as of September 1, 2024 for:

•	each person known by us to own beneficially more than 5% of any class of our common stock;

•	each of our named executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership information is presented on the following bases:

•	after giving effect to the Corporate Reorganization (as described under “Corporate Reorganization”), but prior to the completion of this offering;

•	after giving effect to the Corporate Reorganization described above, plus the issuance and sale of 8,000,000 shares of Class A common stock by us in this offering; and

•

after giving effect to the Corporate Reorganization and the issuance and sale described above, plus the issuance and sale of 1,200,000 additional shares of Class A common stock by us pursuant to the underwriters’ option to purchase additional shares in this offering.

The table below does not reflect any shares of Class A common stock that our directors or executive officers may purchase in this offering through the directed share program described under “Underwriting—Directed Share Program.” If any shares of Class A common stock are so purchased by these persons, or their affiliated entities, the number and percentage of shares of our Class A common stock beneficially owned by such persons and the voting power of such persons after this offering will be higher than those figures set forth in the table below.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Accordingly, if an individual or entity is a member of a “group” which has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, such individual or entity is deemed to be the beneficial owner of such securities held by all members of the group. Further, if an individual or entity has or shares the power to vote or dispose of such securities held by another entity, beneficial ownership of such securities held by such entity may be attributed to such other individuals or entities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Guardian Pharmacy Services, Inc., 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia 30339.

	Class A Common Stock(a)						Class B Common Stock(a)						Combined Voting Power(a)
	Shares Before Offering		Shares After Offering		Shares After Offering, Including Full Option Exercise		Shares Before Offering		Shares After Offering		Shares After Offering, Including Full Option Exercise		% of Combined Voting Power Before Offering	% of Combined Voting Power After Offering	% of Combined Voting Power After Offering, Including Full Option Exercise
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders
Bindley Capital Partners I, LLC(b)(c)	—	—	—	—	—	—	24,400,702	45%	24,400,702	45%	24,400,702	45%	45%	39%	39%
Pharmacy Investors, LLC(d)(e)	—	—	—	—	—	—	5,655,758	10%	5,655,758	10%	5,655,758	10%	10%	9%	9%

NEOs and Directors
Fred Burke	—	—	—	—	—	—	5,195,303	10%	5,195,303	10%	5,195,303	10%	10%	8%	8%
David Morris	—	—	—	—	—	—	2,567,477	5%	2,567,477	5%	2,567,477	5%	5%	4%	4%
Kendall Forbes	—	—	—	—	—	—	2,434,280	5%	2,434,280	5%	2,434,280	5%	5%	4%	4%
John Ackerman(d)	—	—	—	—	—	—	7,539,986	14%	7,539,986	14%	7,539,986	14%	14%	12%	12%
William Bindley(b)	—	—	—	—	—	—	24,400,702	45%	24,400,702	45%	24,400,702	45%	45%	39%	39%
Steve Cosler	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Randall Lewis	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mary Sue Patchett	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Thomas Salentine, Jr.(b)	—	—	—	—	—	—	24,400,702	45%	24,400,702	45%	24,400,702	45%	45%	39%	39%

All executive officers and directors as a group (9 persons)	—	—	—	—	—	—	42,137,748	78%	42,137,748	78%	42,137,748	78%	78%	68%	67%

*	Represents less than 1%.
(a)

Our Class A common stock entitles holders thereof to one vote per share, and our Class B common stock entitles holders thereof to one vote per share, voting together as a single class. See “Description of Capital Stock—Common Stock.”

(b)

Mr. Bindley and Mr. Salentine, Jr. share investment power over the shares beneficially owned by Bindley Capital Partners I, LLC by virtue of their positions as members and officers of Bindley Capital Partners, LLC, the manager of Bindley Capital Partners I, LLC.

(c)	Bindley Capital Partners I, LLC’s address is 8909 Purdue Road, Suite 500, Indianapolis, Indiana 46268.
(d)

Mr. Ackerman shares voting and investment power over 1,884,228 shares of Class B common stock and 5,655,758 shares of Class B common stock beneficially owned by Cardinal Equity Fund LP and Pharmacy Investors, LLC, respectively, by virtue of his position as Managing Director of Cardinal Equity Partners LLC, the general partner of Cardinal Equity Fund LP, and as a Manager of Pharmacy Investors, LLC.

(e)	Pharmacy Investors, LLC’s address is 8801 River Crossing Boulevard, Suite 320, Indianapolis, Indiana 46240.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the consummation of this offering, and the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Accordingly, references herein to our certificate of incorporation and bylaws refer to our certificate of incorporation and bylaws as so amended and restated. Because this is only a summary, it may not contain all the information that is important to you. Under “Description of Capital Stock,” “we,” “us,” “our” and the “Company” refer to Guardian Pharmacy Services, Inc. and not to any of its subsidiaries.

General

Upon the consummation of this offering, our authorized capital stock will consist of 700,000,000 shares of Class A common stock, par value $0.001 per share, 100,000,000 shares of Class B common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

After giving effect to the Corporate Reorganization and the issuance of 8,000,000 shares of Class A common stock in this offering and assuming no exercise of the underwriters’ option to purchase additional shares, there will be outstanding:

•	8,000,000 shares of our Class A common stock;

•	54,094,232 shares of our Class B common stock; and

•	no shares of our preferred stock.

Common Stock

We will have two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has one vote per share. The Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except as otherwise required by applicable law and except in connection with amendments to our certificate of incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of either class so as to affect the holders of such shares adversely.

Voting

Holders of shares of our Class A common stock and Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders. The holders of our Class A common stock and Class B common stock do not have cumulative voting rights in the election of directors.

Dividends

Holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. See “Dividend Policy.”

Liquidation

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock and Class B common stock will be entitled to receive ratably our remaining assets available for distribution, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Full Paid and Non-Assessable

All shares of our Class A common stock and Class B common stock that will be outstanding at the time of the consummation of the offering will be fully paid and non-assessable. The Class A common stock and Class B common stock will not be subject to further calls or assessments by us.

Rights and Preferences

Holders of shares of our Class A common stock do not have preemptive, conversion, subscription or redemption rights. Holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. Shares of our Class B common stock are convertible into shares of our Class A common stock as described below under “—Transfer Restrictions and Conversion of Class B Common Stock.”

There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. The rights powers, preferences and privileges of our Class A common stock and Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Transfer Restrictions and Conversion of Class B Common Stock

Shares of Class B common stock may not be transferred by the holder thereof, unless such transfer is a “Permitted Transfer.” We refer to a transferee of shares of Class B common stock received in a Permitted Transfer as a “Permitted Transferee.” In accordance with our certificate of incorporation, a “Permitted Transfer” generally will include any transfer of Class B common stock (i) approved in advance by our board of directors; (ii) to a family member of the holder; (iii) to certain entities owned by the holder or certain trusts (each, a “Permitted Entity”); (iv) upon a holder’s death by will, intestate succession or operation of law; or (v) by a Permitted Entity to a family member of the holder or any other Permitted Entity of the holder.

As provided in our certificate of incorporation, with respect to each holder of Class B common stock (and any subsequent Permitted Transferee) (a “Qualified Stockholder”), such holder’s shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis pursuant to the two-year conversion schedule set forth in our certificate of incorporation. We refer to the date of issuance of the relevant shares of Class B common stock as the “Class B Issuance Date.” With respect to each holder being issued shares of Class B common stock on the Class B Issuance Date, 25% of such holder’s shares of Class B common stock will convert into shares of Class A common stock on each of the following dates: (i) the date that is 6 months after the Class B Issuance Date; (ii) the date of the one-year anniversary of the Class B Issuance Date; (iii) the date that is 18 months after the Class B Issuance Date; and (iv) the date of the two-year anniversary of the Class B Issuance Date.

If the conversion of any shares of Class B common stock would result in the conversion of any fractional share, the number of shares so converted will be rounded down to the nearest whole number. Notwithstanding the foregoing conversion terms, our board of directors may accelerate the conversion of all or any portion of Class B common stock to earlier times, including to permit participation of holders of Class B common stock in underwritten secondary public offerings or for any other reason.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Annual Stockholders Meetings

Our bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation and bylaws will contain, and the DGCL contains, provisions that are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. These provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Guardian by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders. See “Risk Factors—Our certificate of incorporation and bylaws and provisions of Delaware law may discourage or prevent certain strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.”

Authorized but Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations

We will be governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation and bylaws will provide that special meetings of our stockholders may be called at any time only by or at the direction of a majority of the directors or the chairman of the board of directors. Our certificate of incorporation and bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of Guardian.

Stockholder Proposals and Director Nominations

Our bylaws will establish advance notice procedures with respect to stockholder proposals and stockholders’ nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Guardian.

Stockholder Action by Written Consent

Our certificate of incorporation will provide that so long as we are a “controlled company” within the meaning of the rules or regulations of any stock exchange applicable to the Company, any action required or permitted to be taken by our stockholders may be effected by written consent. Our certificate of incorporation will provide that, after we cease to be a “controlled company,” our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. This provision may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Choice of Forum

Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL or our certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

In addition, unless we consent to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, we believe such forum selection provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty or other act or omission as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, to any director for any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, for any transaction from which the director or officer derived an improper personal benefit, or to any officer in any action by or in the right of the corporation.

Our certificate of incorporation will generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions to be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock and Class B common stock will be Computershare Trust Company.

Listing

We have been approved to list our Class A common stock on NYSE under the symbol “GRDN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the anticipation that such sales could occur, could harm the prevailing market price of our Class A common stock.

Upon consummation of this offering and after giving effect to the Corporate Reorganization, we will have outstanding 8,000,000 shares of Class A common stock (or 9,200,000 shares of Class A common stock if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) and 54,094,232 shares of Class B common stock. The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock (i) held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below, or (ii) sold pursuant to our directed share program, which would be subject to a 180-day lock-up. See “Underwriting—Directed Share Program.” In addition, the Class B common stock is subject to transfer restrictions until such shares are converted into Class A common stock at scheduled intervals over the two-year period following the date of issuance thereof. In addition our board of directors may accelerate the conversion of all or any portion of Class B common stock into Class A common stock.

Lock-Up Agreements

Subject to customary exceptions, we and all of our directors, executive officers and certain of our existing securityholders will enter into lock-up agreements pursuant to which we and they will agree with the underwriters, for a period of 180 days after the date of this prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any shares of common stock or any securities, convertible into or exchangeable for shares of common stock, without the prior written consent of Raymond James & Associates, Inc. These agreements also preclude any hedging, collar or other transaction designed or reasonably expected to result in a disposition of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock. Raymond James & Associates, Inc. may, in its sole discretion and at any time, release all or any portion of the securities subject to these agreements. Raymond James & Associates, Inc. does not have any present intent or any understanding to release all or any portion of the securities subject to these agreements. See “Underwriting.”

In addition, each holder of Class B common stock will be subject to certain extended transfer restrictions pursuant to our certificate of incorporation. Shares of Class B common stock may not be transferred by the holder thereof, unless such transfer is a Permitted Transfer. Our certificate of incorporation will further provide that shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock over a two-year period. See “Description of Capital Stock—Common Stock—Transfer Restrictions and Conversion of Class B Common Stock.”

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale, and who has held restricted securities (within the meaning of Rule 144) for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has held restricted securities (within the meaning of Rule 144) for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Equity Plans

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of Class A common stock reserved for issuance in the future pursuant to the 2024 Plan. Subject to Rule 144 volume and manner of sale limitations applicable to affiliates, shares registered under such registration statement will be immediately available for sale in the open market when issued, except to the extent that such shares are subject to lock-up agreements, vesting restrictions with us or other contractual restrictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by a Non-U.S. Holder (as defined below) that holds our Class A common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code, Treasury Department regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements and other relevant applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not address all U.S. federal income tax considerations that may be applicable to Non-U.S. Holders in light of their particular circumstances or Non-U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	regulated investment companies;

•	pension plans;

•	“qualified foreign pension funds,” or entities wholly-owned by a “qualified foreign pension fund”;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who have a functional currency other than the U.S. dollar;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the Class A common stock being taken into account in an applicable financial statement under section 451(b) of the Code;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•	persons holding our Class A common stock as part of a straddle, hedge, conversion or other integrated transaction;

•	persons who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	tax-exempt or governmental organizations.

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax, Medicare contribution tax considerations, the rules regarding qualified small business stock within the meaning of section 1202 of the Code, or any election to apply section 1400Z-2 of the Code to gains recognized with respect to shares of our Class A common stock. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our Class A common stock.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend on the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our Class A common stock.

Distributions on Our Class A Common Stock

As discussed under the section titled “Dividend Policy,” we do not currently anticipate paying cash dividends to our Class A common stockholders. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Cass A common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain from the sale, exchange or other taxable disposition of our Class A common stock, with the tax treatment described below in “—Sale, Exchange or Other Disposition of Our Class A Common Stock.”

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” distributions treated as dividends paid on our Class A common stock to a Non-U.S. Holder will generally be subject to

U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder’s Class A common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Regulations. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Sale, Exchange or Other Disposition of Our Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our Class A common stock unless:

•

such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•

such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are or become a United States real property holding corporation (as defined in section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our Class A common stock.

Although there can be no assurance in this regard, we believe that we are not a USRPHC and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided a Non-U.S. Holder either certifies to such Non-U.S. Holder’s non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or a Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in a Non-U.S. Holder’s country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules maybe allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act Withholding Taxes

Certain rules may require withholding at a rate of 30% on dividends in respect of, and (subject to the proposed Regulations discussed below) the gross proceeds from the sale or other disposition of, our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Regulations discussed below) the gross proceeds from the sale or other disposition of, our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial

United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. The Treasury Department has released proposed Regulations which, if finalized in their present form, would eliminate the application of this regime with respect to payments of gross proceeds (but not dividends). Pursuant to these proposed Regulations, we and any other applicable withholding agent may (but are not required to) rely on this proposed change to Foreign Account Tax Compliance Act withholding until final regulations are issued or until such proposed regulations are rescinded. We will not pay any amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

UNDERWRITING

Raymond James & Associates, Inc. is acting as representative of the underwriters of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of Class A common stock shown opposite its name below:

Underwriter	Number of Shares

Raymond James & Associates, Inc.	4,000,000

Truist Securities, Inc.	2,000,000

Stephens Inc.	2,000,000

Total	8,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the shares of Class A common stock offered by this prospectus are subject to approval by their counsel of certain legal matters and to certain other customary conditions set forth in the underwriting agreement.

The underwriters are obligated to purchase and accept delivery of all of the shares of Class A common stock offered by this prospectus, if any of the shares of Class A common stock are purchased, other than those covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $13.02 per share of Class A common stock. After the public offering of the shares of Class A common stock, the underwriters may change the public offering price and other selling terms. The shares of Class A common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them. The underwriters reserve the right to reject an order for the purchase of the shares of Class A common stock in whole or in part.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,200,000 shares of our Class A common stock from us at the offering price less underwriting discounts and commissions, solely for the purpose of covering overallotments. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.

Discounts and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	Paid by Guardian
	No Exercise	Full Exercise

Per Share(1)	$0.98	$0.98

Total	$7,840,000	$9,016,000

(1)	Includes $0.07 per share being paid to Raymond James & Associates, Inc. as a structuring fee.

The representative has advised us that the underwriters propose to offer the shares of Class A common stock directly to the public at the offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.546 per share.

If all the shares are not sold at the initial public offering price following the initial public offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $4.45 million (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters up to $10,000 for certain of their expenses incurred in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc. and in connection with the Directed Share Program.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Restrictions

Subject to customary exceptions, we and all of our directors, executive officers and certain of our existing securityholders have agreed, for a period of 180 days after the date of this prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any shares or any securities convertible into or exchangeable for shares of our capital stock, without the prior written consent of the representative. Following the expiration of such lock-up restrictions and the conversion of their shares of Class B common stock, our executive officers and directors and certain of our other existing security holders, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their Class A common stock. These lock-up restrictions also preclude any hedging, collar or other transaction designed or reasonably expected to result in a disposition of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock. Raymond James & Associates, Inc. may, in its sole discretion and at any time, release all or any portion of the securities subject to these restrictions. Raymond James & Associates, Inc. does not have any present intent or any understanding to release all or any portion of the securities subject to these restrictions.

In addition, each holder of Class B common stock will be subject to certain extended transfer restrictions pursuant to our certificate of incorporation. Shares of Class B common stock may not be transferred by the holder thereof, unless such transfer is a Permitted Transfer. Our certificate of incorporation will further provide that shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock over a two-year period. See “Description of Capital Stock—Common Stock—Transfer Restrictions and Conversion of Class B Common Stock.”

Offering Price Determination

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was negotiated between Raymond James & Associates, Inc. and us. In determining the initial public offering price of our Class A common stock, Raymond James & Associates, Inc. considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Stabilization, Short Positions Penalty Bid

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase shares of our Class A common stock. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act (“Regulation M”) that are intended to stabilize, maintain or otherwise affect the price of the shares of our Class A common stock. The underwriter may engage in stabilizing transactions, short sales, syndicate covering transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

We have been approved to list our shares of Class A common stock on the NYSE under the symbol “GRDN.”

Stamp Taxes

If you purchase shares of Class A common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking,

financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of Class A common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of Class A common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 675,000 of the shares of Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain of our employees and other persons associated with us who have expressed an interest in purchasing shares in the offering. The sales will be made by Raymond James & Associates, Inc., an underwriter of this offering, through a directed share program. Any purchases made by these persons will reduce the number of shares available for sale to the general public. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Participants in the directed share program shall be subject to a 180-day lock-up with respect to any shares sold to them pursuant to the directed share program. This lock-up will have similar restrictions to the lock-up restrictions described above under “—Lock-Up Restrictions.” We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved pursuant to the directed share program.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant Member State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with Guardian and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than us and will not be responsible to anyone other than us for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares of common stock may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares of common stock shall require the Issuer or any Representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with Guardian and the Representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the Representatives has been obtained to each such proposed offer or resale.

Guardian, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended), and the expression “FSMA” means the Financial Services and Markets Act 2000 (as amended).

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Jones Day, Atlanta, Georgia. Mayer Brown LLP, New York, New York is representing the underwriters in connection with this offering.

EXPERTS

The balance sheets of Guardian Pharmacy Services, Inc. at December 31, 2022 and 2023 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Guardian Pharmacy, LLC and subsidiaries at December 31, 2022 and 2023, and for each of the two years in the period ended December 31, 2023, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).

Upon the completion of the offering, we will become subject to the informational requirements of the Exchange Act, as amended, and will be required to file periodic current reports, proxy statements and other information with the SEC. You will be able to inspect this material without charge at the SEC’s website.

In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website at www.guardianpharmacy.net as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Guardian Pharmacy Services, Inc.

Guardian Pharmacy Services, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Guardian Pharmacy Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Guardian Pharmacy Services, Inc. (the Company) as of December 31, 2022 and 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2023 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Atlanta, Georgia

March 21, 2024

Guardian Pharmacy Services, Inc.

Balance Sheets

	December 31,
	2022	2023

Assets

Receivable from parent	$1	$1

Total assets	$1	$1

Commitments and contingencies (see Note 3)

Stockholders’ equity:

Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	$1	$1

Total stockholders’ equity	$1	$1

See accompanying notes to Balance Sheets.

Guardian Pharmacy Services, Inc.

Notes to Balance Sheets

1.	Business and Basis of Presentation

Guardian Pharmacy Services, Inc. (the “Company’’) was incorporated in the state of Delaware on November 16, 2021. The Company was formed for the purpose of completing an initial public offering of its common stock and related transactions in order to carry on the business of Guardian Pharmacy, LLC as a publicly-traded entity.

The accompanying balance sheets have been prepared in accordance with accounting principles generally accepted in the United States of America. Statements of income, stockholders’ equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation.

2.	Stockholders’ Equity

The Company is authorized to issue 1,000 shares of common stock with the par value of $0.01 per share, 100 of which have been issued and are outstanding as of December 31, 2022 and 2023.

3.	Commitments and Contingencies

The Company may be subject to legal proceedings that arise in the ordinary course of business. There are currently no proceedings to which the Company is a party, nor does the Company have knowledge of any proceedings that are threatened against the Company.

4.	Subsequent Events

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the financial statements.

Guardian Pharmacy Services, Inc.

Balance Sheets

	December 31, 2023	June 30, 2024
		(Unaudited)

Assets

Receivable from parent	$1	$1

Total assets	$1	$1

Commitments and contingencies (see Note 3)

Stockholders’ equity:

Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	$1	$1

Total stockholders’ equity	$1	$1

See accompanying notes to unaudited interim Balance Sheets.

Guardian Pharmacy Services, Inc.

Notes to the Unaudited Interim Balance Sheets

1.	Business and Basis of Presentation

Guardian Pharmacy Services, Inc. (the “Company’’) was incorporated in the state of Delaware on November 16, 2021. The Company was formed for the purpose of completing an initial public offering of its common stock and related transactions in order to carry on the business of Guardian Pharmacy, LLC as a publicly-traded entity.

The accompanying balance sheets have been prepared in accordance with accounting principles generally accepted in the United States of America. Statements of income, stockholders’ equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation.

2.	Stockholders’ Equity

The Company is authorized to issue 1,000 shares of common stock with the par value of $0.01 per share, 100 of which have been issued and are outstanding as of December 31, 2023 and June 30, 2024.

3.	Commitments and Contingencies

The Company may be subject to legal proceedings that arise in the ordinary course of business. There are currently no proceedings to which the Company is a party, nor does the Company have knowledge of any proceedings that are threatened against the Company.

4.	Subsequent Events

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Managers of Guardian Pharmacy, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Guardian Pharmacy, LLC and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Atlanta, Georgia

March 21, 2024

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Balance Sheets

	December 31,
(In thousands)	2022	2023
Assets
Current assets:
Cash and cash equivalents	$607	$752
Accounts receivable, net	67,825	77,262
Inventories	41,443	36,727
Other current assets	10,123	14,864

Total current assets	119,998	129,605

Property and equipment, net	39,632	45,064
Intangible assets, net	14,442	11,979
Goodwill	56,046	56,046
Operating lease right-of-use assets	25,561	28,113
Other assets	435	358

Total assets	$256,114	$271,165

Liabilities and equity
Current liabilities:
Accounts payable	$78,101	$85,603
Accrued compensation	13,947	16,961
Line of credit	4,000	9,000
Notes payable, current portion	3,964	3,977
Operating leases, current portion	5,540	6,229
Other current liabilities	6,453	16,245

Total current liabilities	112,005	138,015

Notes payable, net of current portion	22,969	18,992
Operating leases, net of current portion	20,341	22,803
Other liabilities	24,870	31,496

Total liabilities	180,185	211,306

Commitments and contingencies (see Note 8)

Equity:
Members’ equity	42,729	28,209
Non-controlling interests	33,200	31,650

Total equity	75,929	59,859

Total liabilities and equity	$256,114	$271,165

See accompanying notes to Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Income

	Year Ended December 31,
(In thousands)	2022	2023
Revenues	$908,909	$1,046,193
Cost of goods sold	723,043	837,883

Gross profit	185,866	208,310
Selling, general, and administrative expenses	133,876	167,364

Operating income	51,990	40,946

Other expense:
Interest expense	1,926	2,859
Other expense, net	403	367

Total other expense	2,329	3,226

Net income	49,661	37,720
Less net income attributable to non-controlling interests	(14,240)	(13,818)

Net income attributable to Guardian Pharmacy, LLC	$35,421	$23,902

See accompanying notes to Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(In thousands)	2022	2023
Net income	$49,661	$37,720
Other comprehensive gain:
Net change on cash flow hedge	185	—

Comprehensive income	49,846	37,720
Comprehensive income attributable to non-controlling interests	(14,240)	(13,818)

Comprehensive income attributable to Guardian Pharmacy, LLC	$35,606	$23,902

See accompanying notes to Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Changes in Equity

(In thousands)	Members’ Equity	Non-Controlling Interests	Accumulated Other Comprehensive Loss	Total Equity

Balance, December 31, 2021	$24,112	$29,391	$(185)	$53,318

Contributions	—	771	—	771

Non-cash equity contributions	—	640	—	640

Net income	35,421	14,240	—	49,661
Other comprehensive gain:

Net change on cash flow hedge	—	—	185	185

Distributions	(16,804)	(11,842)	—	(28,646)

Balance, December 31, 2022	42,729	33,200	—	75,929

Contributions	—	889	—	889

Non-cash equity contributions	—	225	—	225

Net income	23,902	13,818	—	37,720

Distributions	(38,422)	(16,482)	—	(54,904)

Balance, December 31, 2023	$28,209	$31,650	$—	$59,859

See accompanying notes to Consolidated Financial Statements

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
(In thousands)	2022	2023
Operating activities
Net income	$49,661	$37,720
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,563	18,234
Share-based compensation expense (income)	(3,381)	(6,090)
Provision for losses on accounts receivable	4,141	5,070
Other	257	283
Changes in operating assets and liabilities:
Accounts receivable	(16,794)	(14,296)
Inventories	(8,123)	4,426
Other current assets	(1,574)	(4,688)
Accounts payable	13,366	6,295
Accrued compensation	(1,148)	3,013
Other operating liabilities	(4,446)	20,852

Net cash provided by operating activities	48,522	70,819

Investing activities
Purchases of property and equipment	(16,770)	(14,556)
Payment for acquisitions	(2,003)	(985)
Other	874	2,100

Net cash used in investing activities	(17,899)	(13,441)

Financing activities
Repayment of notes payable	(3,750)	(4,000)
Borrowings from line of credit	253,000	269,500
Repayment of line of credit	(249,000)	(264,500)
Principal payments on finance lease obligations	(3,052)	(3,893)
Deferred payments related to acquisitions	(281)	(325)
Contributions from non-controlling interests	771	889
Distributions to non-controlling interests	(11,842)	(16,482)
Member distributions	(30,804)	(38,422)
Other	(70)	—

Net cash used in financing activities	(45,028)	(57,233)

Net change in cash and cash equivalents	(14,405)	145
Cash and cash equivalents, beginning of year	15,012	607

Cash and cash equivalents, end of year	$607	$752

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,779	$2,783

Supplemental disclosure of non-cash investing and financing activities
Purchases of property and equipment through finance leases	$4,608	$5,873

See accompanying notes to Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(In Thousands)

1. Description of Business and Summary of Significant Accounting Policies

Guardian Pharmacy, LLC (“Guardian”), an Indiana limited liability company, was formed on July 21, 2003. Guardian Pharmacy, LLC and its subsidiaries (collectively, the “Company”) is a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term care facilities. At December 31, 2023, the Company owned pharmacies operating in 28 states.

All long-lived assets were held in the United States as of December 31, 2022 and 2023. All revenues were generated in the United States during the years ended December 31, 2022 and 2023.

Principles of Consolidation

The Consolidated Financial Statements are prepared in conformity with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The Consolidated Financial Statements include the accounts of Guardian Pharmacy, LLC and all controlled subsidiaries. All intercompany transactions and accounts have been eliminated. Results of operations of the Company’s controlled subsidiaries have been included from the date of acquisition.

The Company has reclassified certain prior period amounts to conform to the current period presentation.

Significant Accounting Policies

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

Fair Value

The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2—Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

•

Level 3—Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs that market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, line of credit and notes payable. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. The Company estimates that the carrying amount of the line of credit and notes payable approximates fair value due to the fluctuation of their variable interest rates with market movement.

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis on the Company’s Consolidated Balance Sheets:

	Level 1	Level 2	Level 3

December 31, 2022

Liabilities:

Contingent consideration obligations(1)	$—	$—	$451

Fair value of financial instruments	$—	$—	$451

	Level 1	Level 2	Level 3

December 31, 2023

Liabilities:

Contingent consideration obligations(1)	$—	$—	$—

Fair value of financial instruments	$—	$—	$—

(1)

The fair value measurement of the contingent consideration obligations arising from acquisitions is based upon Level 3 inputs including, in part, the estimate of future cash flows based upon the likelihood of achieving the various criteria triggering the payment of the obligations. Changes in the fair value of the contingent consideration obligations are recorded within Selling, general and administrative expenses.

The following table provides a reconciliation of the activity for the Level 3 contingent consideration fair value measurements during the years ended December 31, 2022 and 2023:

Balance at December 31, 2021	$492

Current year acquisitions	250

Fair value adjustment	129

Payments	(420)

Balance at December 31, 2022	451

Payments	(451)

Balance at December 31, 2023	$—

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

Cash and Cash Equivalents

Cash consists primarily of demand deposits held with financial institutions. The Company considers all highly liquid investments purchased with an original maturity of three months or less when purchased to be cash equivalents for financial statement presentation.

Accounts Receivable

Accounts receivable consists primarily of amounts due from third parties (e.g., pharmacy benefit managers, insurance companies, governmental agencies, and long-term care facilities) and private pay customers. Accounts receivable are stated at cost less an allowance for credit losses the net of which approximates fair value.

Allowance for Credit Losses

Collection of accounts receivable from customers is the Company’s primary source of operating cash flow and is critical to the operating performance and the financial condition of the Company. The primary collection risk relates to amounts due from long-term care facilities and private pay customers, as billings to these customers can be complex and may lead to payment disputes or delays. The Company establishes an allowance for accounts receivable considered to be at increased risk of becoming uncollectible to reduce the carrying value of such receivables to their estimated net realizable value.

When establishing this allowance for credit losses, the Company considers such factors as historical collection experience (i.e., payment history and credit losses) and creditworthiness, specifically identified credit risks, aging of accounts receivable, current and expected economic conditions, and other relevant factors. The allowance for credit losses is regularly reviewed for appropriateness. Judgment is used to assess the collectability of account balances and the economic ability of customers to pay. At the time a balance is definitively deemed to be uncollectible, the balance is written off against the allowance for credit losses. The charges recorded for credit losses is reported within Selling, general and administrative expenses on the Consolidated Statements of Income. As of December 31, 2022 and 2023, the allowance for credit losses was $5,371 and $6,171, respectively.

The table below outlines the activity for the allowance for credit losses for the years ended December 31, 2022 and 2023:

Balance at December 31, 2021	$4,608

Additions	4,799

Deductions	(4,036)

Balance at December 31, 2022	5,371

Additions	5,718

Deductions	(4,918)

Balance at December 31, 2023	$6,171

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

Rebates

The Company receives rebates, discounts, and other price concessions relating to purchases from its suppliers and vendors. The Company estimates rebates earned and the associated receivable from pharmaceutical wholesalers and manufacturers, group purchasing organizations (“GPOs”) and vendors, based on estimates of the qualifying prescriptions dispensed or the key products purchased and sold. The receivables are recognized at the end of the period in the Consolidated Financial Statements within Accounts receivable and as a reduction to Cost of goods sold and Inventories as appropriate.

Inventories

Inventories consist primarily of purchased pharmaceuticals held for sale to customers. Inventories are recorded at the lower of cost (first-in, first-out method) or net realizable value.

Physical inventory counts are taken quarterly and used to record the inventory balances on hand to ensure the amounts reflected in the accompanying Consolidated Financial Statements are properly stated. Costs include the purchase price of pharmaceuticals, which is reduced for rebates earned associated with inventory remaining at the end of each period, and overhead. There is no significant obsolescence reserve recorded since the Company has not experienced (nor does it expect to experience) significant levels of inventory obsolescence write-offs due to the ability to return unused drugs to its suppliers and vendors for credit.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. See the Property and Equipment Note 2 for more information.

Leases

In accordance with ASC 842, the Company has applied the practical expedient to account for the lease and non-lease components as a single lease component for all leases. The Company also made an accounting policy election to not recognize right-of-use (‘”ROU”) assets and liabilities for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that are reasonably certain to be exercised.

For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of fixed lease payments over the term. Many of the Company’s leases include rental escalation clauses, renewal options and/or termination options that are factored into the Company’s determination of lease payments when appropriate.

As the implicit rate is not readily determinable for the Company’s leases, the Company applies a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information.

Leases that transfer substantially all the benefits and risks of ownership of property to the Company or otherwise meet the criteria for capitalization are accounted for as finance leases. To

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

reflect their purchase and financing, assets acquired under finance leases are recorded on the Consolidated Balance Sheets as Property and equipment, and amounts due under finance leases are recorded as liabilities, including long-term obligations. Depreciation of assets recorded under finance leases is provided on a straight-line basis over the period of their estimated useful lives and is reported on the Consolidated Statements of Income within either Cost of goods sold or Selling, general and administrative expense as determined by the nature of the asset. See the Lease Obligations Note 6 for more information.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, as well as intangible assets with definite lives. Intangible assets with definite lives primarily include customer lists and trademarks that are recognized as a result of acquisitions. Long-lived assets are reviewed for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

The Company groups and evaluates long-lived assets for impairment at the lowest level at which individual cash flows can be identified whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted and without interest charges). If the estimated undiscounted future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s fair value. If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s fair value. The Company concluded there was no impairment of long-lived assets during the years ended December 31, 2022 or 2023.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of identifiable net assets acquired in business combinations accounted for under the acquisition method of accounting. The Company does not amortize goodwill. The Company tests its goodwill annually during the fourth quarter of its fiscal year or when events and circumstances indicate that impairment may have occurred and requires impairment charges to be recognized based on the difference between the carrying amount of the reporting unit and its fair value. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment). Prior to performing the impairment test, the Company may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. The Company’s annual impairment testing date is October 1.

No impairment of goodwill resulted from the Company’s annual impairment testing in 2022 or 2023. See the Goodwill and Intangible Assets Note 4 for more information.

Intangible Assets

The Company’s intangible assets with definite lives primarily include customer lists and trademarks. Intangible assets are stated at fair value less accumulated amortization. These assets

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

are amortized over periods ranging from one to twenty years using a straight-line method. The Company considers the period of expected cash flows and underlying data to be the best estimate in measuring fair value when determining their useful lives.

Contingent Consideration

When an acquisition involves a contingent consideration arrangement, the Company recognizes a liability as of the acquisition date equal to the fair value of expected contingent payments. This liability is remeasured each reporting period and changes in the fair value are reported within Selling, general and administrative expenses on the Consolidated Statements of Income. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing or likelihood of achieving certain revenue or other targets. Payments made up to the fair value of the contingent consideration established at the acquisition date are reported as financing activities on the Consolidated Statements of Cash Flows while payments in excess of such amounts are reported as operating activities on the Consolidated Statements of Cash Flows.

The terms of the contingent consideration arrangement may include certain provisions that the Company contribute additional capital to its subsidiaries to fund payment of the contingent payment when earned. These provisions may also require the Company to issue additional equity in its subsidiaries to non-controlling interest members to avoid dilution of their ownership upon payment of contingent obligations.

Loss Contingencies

The Company may become involved in legal proceedings and other matters that may result in loss contingencies. A liability is established for such matters when it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. Liabilities for loss contingencies are recorded within Other current liabilities and Other liabilities on the Company’s Consolidated Balance Sheets. See the Commitments and Contingencies Note 8 for more information.

Revenue Recognition

Revenue is recognized when control of the promised goods are transferred or services are provided to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements.

A significant portion of the Company’s revenues from sales of pharmaceutical and medical products is subject to reimbursement by federal Medicare (i.e., Part A, B, D) programs and state Medicaid programs. The total net sales and receivables reported on the Company’s Consolidated Financial Statements are recorded at the amount expected to be ultimately received from these payors. Billing functions for a portion of the Company’s revenue systems are largely computerized, submitting claims for online adjudication electronically, with simultaneous feedback of the amount expected to be received at the time of sale to determine and record net revenues.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

Patient co-payments are billed to the patient as part of the Company’s normal billing procedures. Additionally, the Company bills certain long-term care facilities for the sale of pharmaceuticals. These billings are subject to the Company’s normal accounts receivable collections procedures.

No disaggregation of revenue is necessary as the impact of economic factors is comparable due to the similarity in the types of services provided for the long-term care facilities or residents served.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

At times, cash balances at financial institutions are in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance coverage. FDIC insurance covers all deposit accounts, including checking and savings accounts, money market deposit accounts, and certificates of deposit, up to $250 per depositor, per insured bank, for each account ownership category. The Company believes it mitigates any risks by depositing cash with major financial institutions.

Credit risk on accounts receivable is generally diversified due to the number of entities comprising the customer base. The Company generally does not require collateral from its customers in connection with the extension of credit in the form of accounts receivable balances. Management regularly reviews the allowances for credit losses for appropriateness. For the years ended December 31, 2022 and 2023, no single customer accounted for 10% or more of the Company’s revenues.

Delivery Expenses

The Company incurred expenses totaling $30,893 and $35,538 for the years ended December 31, 2022 and 2023, respectively, to deliver products sold to its customers. Delivery expenses are reported within Cost of goods sold on the Consolidated Statements of Income.

Advertising and Marketing Expenses

The Company incurred advertising and marketing expenses totaling $2,897 and $3,384 for the years ended December 31, 2022 and 2023, respectively. Advertising and marketing expenses are expensed as incurred and are reported within Selling, general, and administrative expenses on the Consolidated Statements of Income.

Share-based Compensation

The Company records compensation costs related to the vesting and changes in value of liability-based awards on its Consolidated Statements of Income. See the Share-based Compensation Note 9 for more information.

Members’ Equity (all numbers presented as whole numbers)

Guardian has two classes of members: preferred and common. Generally, 1.0 preferred unit was issued for each $1,000 of capital contributed to the Company prior to March 1, 2007, and

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

0.8338 preferred units were issued for each $1,000 of capital contributed to the Company from March 1, 2007 to February 28, 2011. Subsequent to February 28, 2011, 0.5087 preferred units were issued for each $1,000 contributed to the Company. In addition, preferred unit holders were entitled to a preferred return of 6% annually on their unrecovered capital balance. As of December 31, 2022 and 2023, there was no unrecovered capital or unpaid preferred return outstanding.

Net income and distributions are allocated to the preferred and common unit holders in accordance with the Company’s Operating Agreement. In the case of certain events, the preferred units may be converted into common units on a one-to-one basis. Additionally, common units in the Company may be issued in exchange for minority interests owned in a subsidiary.

As of December 31, 2022 and 2023, there were 27,407 (issued in the amount of $31,645,099) Series A Preferred Units issued and outstanding. As of December 31, 2022 and 2023, there were 5,048 (issued in the amount of $9,000,000) Series B Preferred Units issued and outstanding. In general, Series B Preferred has distribution priority over Series A Preferred.

Income Taxes

The Company is organized as a limited liability company that is treated as a partnership for U.S. federal and state income tax purposes in most jurisdictions. Partnerships generally do not pay income tax, nor recognize income tax expenses, but pass their taxable attributes to the partners who pay income tax at the partner level. Therefore, no provision for income taxes has been made on the Consolidated Financial Statements.

Debt Issuance Costs

Debt issuance costs are amortized to interest expense, using the effective interest method, based on forecasted principal payments, over the estimated life of the related debt instrument. The Company presents debt issuance costs related to notes payable as a direct reduction of Notes payable on the Consolidated Balance Sheets. Debt issuance costs related to the line of credit are presented as Other current assets.

Segment Reporting

During 2023, the Company modified its internal management reporting including the information regularly used by the chief operating decision maker (“CODM”) to assess performance and allocate resources. As a result, the Company re-evaluated its operating segment conclusions and determined that it has a single operating segment. Changes to the Company’s operating segment conclusions have no impact on historical consolidated results of operations, financial position, or cash flows. The Company will not be required to provide recast financial information as the Company previously aggregated operating segments into one reportable segment.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

New Accounting Pronouncements

The following table provides a description of recent accounting pronouncements that are applicable to the Company’s Consolidated Financial Statements:

New Accounting Standards Adopted
ASU Number and Name	Description	Date of Adoption	Effect on the Consolidated Financial Statements upon adoption
2020-04, 2021-01, 2022-06, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting	ASU 2020-04 and its subsequent corresponding updates provided optional guidance to companies to ease the potential burden associated with reference rate reform. Specifically, the guidance provides optional expedients and exceptions to apply generally accepted accounting principles to contract modifications and hedging relationships, subject to certain criteria, that reference LIBOR or another reference rate expected to be discontinued.	January 1, 2022	Prior to April 22, 2022, the Company had LIBOR-based borrowings. Effective April 22, 2022 the Company amended its agreements and transitioned to the Term Secured Overnight Financing Rate (Term SOFR) for these instruments. The Company adopted the optional guidance in Topic 848 in conjunction with its contract amendments which allowed the Company to account for the modification to its debt agreement as a continuation of the existing contract. The adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements.

2016-13, 2018-19, 2019-04, 2019-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	ASU 2016-13 and its subsequent corresponding updates provide guidance for the impairment model for financial assets measured at amortized cost. For trade and other receivables,	January 1, 2023	The Company adopted the standard on January 1, 2023 with no material impact on the Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

ASU Number and Name	Description	Date of Adoption	Effect on the Consolidated Financial Statements upon adoption held-to-maturity debt securities, loans and other instruments, entities are required to use a forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses as it is done today, except that the losses will be recognized as an allowance rather than a reduction in the amortized cost of the securities. There are various transition methods available upon adoption.

New Accounting Standard Not Yet Effective
ASU Number and Name	Description	Anticipated Date of Adoption	Effect on the Consolidated Financial Statements upon adoption
2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	ASU 2023-07 requires companies to disclose significant segment expenses that are regularly provided to the CODM and are included within each reported measure of segment operating results. The standard also requires the companies to disclose the total amount of any other items included in segment operating results which were not deemed to be significant expenses for separate disclosure, along with a qualitative description of the composition of these	January 1st, 2024 for annual disclosures. January 1st, 2025 for interim disclosures.	The Company is currently evaluating the impact of adopting the standard on its Consolidated Financial Statements. The adoption is not expected to have a material impact on the Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

ASU Number and Name	Description	Anticipated Date of Adoption	Effect on the Consolidated Financial Statements upon adoption other items. In addition, the standard also requires disclosure of the CODM’s title and position, as well as detail on how the CODM uses the reported measure of segment operating results to evaluate segment performance and allocate resources. The standard also aligns interim segment reporting disclosure requirements with annual segment reporting disclosure requirements. The standard requires retrospective application to all prior periods presented.

2. Property and Equipment

Property and equipment are depreciated on a straight-line basis over the period of their estimated useful lives. As of December 31, 2023, the estimated useful lives of the Company’s assets are as follows:

Pharmacy and lab equipment	5–7 years
Automobiles	3 years
Computer equipment and software	3 years
Leasehold improvements	Lesser of useful life or lease term

Furniture, fixtures, and office equipment	5 years

Property and equipment as of December 31, consisted of the following:

	2022	2023

Pharmacy and lab equipment	$53,723	$60,506

Automobiles	14,416	17,918

Computer equipment and software	13,143	13,825

Leasehold improvements	12,287	14,043

Furniture, fixtures, and office equipment	6,864	7,696

	100,433	113,988

Less accumulated depreciation	(60,801)	(68,924)

Total property and equipment, net	$39,632	$45,064

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

Depreciation expense for the years ended December 31, 2022 and 2023 was $13,196 and $15,166 respectively. Depreciation of assets is reported on the Consolidated Statements of Income as either Cost of goods sold or Selling, general and administrative expense, as determined by the nature of the asset. Depreciation expense reported in Cost of goods sold for the years ended December 31, 2022 and 2023 was $5,734 and $6,507, respectively. Depreciation expense reported in Selling, general and administrative expense for the years ended December 31, 2022 and 2023 was $7,462 and $8,659, respectively.

3. Acquisitions

The Company’s business model involves periodically acquiring institutional pharmacies servicing long-term care facilities and their residents as well as residents in other care settings. The Company’s strategy includes the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally less significant in size, which are combined with existing pharmacy operations to augment internal growth.

There were no material acquisitions requiring disclosure for the periods presented in these Consolidated Financial Statements.

4. Goodwill and Intangible Assets

The Company assesses the value of its goodwill at the reporting unit level under either a qualitative or quantitative approach. When applying a qualitative approach, the Company assesses the likelihood of goodwill impairment to assess whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. On October 1, 2023, the Company performed its annual impairment assessment and no impairment was recognized in the current period as a result of the Company’s assessment. Further, no significant events or conditions occurred during the quarter ended December 31, 2023 that would have affected the conclusions of the Company’s annual assessment.

A summary of the change in the carrying amount of goodwill for the year ended December 31, 2022 is as follows:

Balance at December 31, 2021	$54,631

Acquisitions	1,542

Dispositions	(127)

Balance at December 31, 2022	$56,046

There was no change in the carrying amount of goodwill for the year ended December 31, 2023.

Intangible assets consist primarily of customer lists and trademarks related to the businesses acquired. Customer lists, trademarks and other intangible assets are amortized on a straight-line basis over the period of their estimated useful lives as follows:

Customer lists	4 to 10 years
Trademarks and other intangible assets	1 to 20 years

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

The carrying amount and accumulated amortization of the customer lists, trademarks and other intangible assets as of December 31 are as follows:

	2022			2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Intangible assets:

Customer lists	$41,655	$(29,304)	$12,351	$42,267	$(31,978)	$10,289

Trademarks and other intangible assets	7,201	(5,110)	2,091	7,181	(5,491)	1,690

Total intangible assets	$48,856	$(34,414)	$14,442	$49,448	$(37,469)	$11,979

Amortization expense related to finite-lived intangible assets for the years ended December 31, 2022 and 2023 was $3,367 and $3,068, respectively.

The estimated amortization expense for the next five years ending December 31 and thereafter is as follows:

2024	$3,030

2025	2,623

2026	2,071

2027	1,612

2028	1,289

Thereafter	1,354

Total	$11,979

5. Debt Arrangements

Line of Credit

On April 22, 2022, the Company entered into the Fourth Amendment to the Third Amended and Restated Loan and Security Agreement (the “Amendment”) to the existing credit facility. The Amendment extended the line of credit from April 23, 2023 to April 23, 2025. The line of credit now bears an interest rate equal to the one-month Secured Overnight Financing Rate (“SOFR”) plus an additional rate of 1.80% to 2.80% based on certain financial ratios maintained by the Company.

See the New Accounting Pronouncements Note 1 for more information.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

Notes Payable

As of December 31, long-term debt consisted of the following:

	2022	2023

Term loan	$27,000	$23,000

Deferred financing costs, net	(67)	(31)

Total notes payable	26,933	22,969

Less current portion	(3,964)	(3,977)

Notes payable, net of current portion	$22,969	$18,992

As a result of the Amendment, the term loan now bears an interest rate equal to the one-month SOFR plus an additional rate of 1.80% to 2.80% based on certain financial ratios maintained by the Company. The term loan is payable in quarterly installments of $1,000 through March 31, 2025, with the remaining balance of the loan due in a final lump sum payment at maturity on April 23, 2025.

Interest expense related to Notes payable was $1,106 and $1,754 for the years ended December 31, 2022 and 2023, respectively.

As of December 31, 2023, future payment obligations for long-term debt are as follows for the years ending December 31:

2024	$4,000

2025	19,000

Total	$23,000

The Company was in compliance with all debt covenants at December 31, 2023.

6. Lease Obligations

Lease Population

The Company leases various real estate, including certain operating facilities. warehouses, and office space, all of which are operating leases. The Company also leases pharmacy equipment and vehicles, all of which are finance leases. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

Lease Position

The following table summarizes the lease-related assets and liabilities recorded on the Company’s Consolidated Balance Sheets as of December 31:

		December 31,
	Balance Sheet Location	2022	2023

Assets

Operating lease assets	Operating lease right-of-use assets	$25,561	$28,113

Finance lease assets	Property and equipment, net	6,117	8,192

Total lease assets		$31,678	$36,305

Liabilities

Current

Operating lease liabilities	Operating leases, current portion	$5,540	$6,229

Finance lease liabilities	Other current liabilities	2,838	3,915

Noncurrent

Operating lease liabilities	Operating leases, net of current portion	20,341	22,803

Finance lease liabilities	Other liabilities	3,332	4,236

Total lease liabilities		$32,051	$37,183

Weighted-average remaining lease term

Operating leases		5.4 years	5.3 years

Finance leases		3 years	3 years

Weighted-average discount rate

Operating leases		4.42%	5.09%

Finance leases		4.39%	5.77%

Lease Costs

The following tables summarize the lease-related costs for finance and operating leases for the years ended December 31:

	2022	2023

Finance lease cost

Amortization of leased assets	$2,979	$3,801

Interest on lease liabilities	229	456

Operating lease cost	6,895	7,641

Short-term lease cost	607	247

Variable lease cost	1,612	1,914

Total lease cost	$12,322	$14,059

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

Other Information

	Year Ended December 31, 2022	Year Ended December 31, 2023

Cash paid for amounts included in the measurement of lease liabilities

Operating cash flows for operating leases	$8,934	$9,104

Operating cash flows for finance leases	$218	$424

Financing cash flows for finance leases	$3,052	$3,893

Changes in the balance of the operating lease ROU asset and operating lease liability are recorded on a net basis within Other, as adjustments to net income on the operating activities section of the Consolidated Statements of Cash Flows.

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and the total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the December 31, 2023 Consolidated Balance Sheet.

	Operating Leases	Finance Leases

2024	$7,089	$4,334

2025	6,446	3,154

2026	5,404	1,273

2027	4,922	184

2028	4,182	43

Thereafter	5,371	—

Total lease payments	33,414	8,988

Less: amount of lease payments representing interest	(4,382)	(837)

Present value of future lease payments	29,032	8,151

Less: current obligations under leases	(6,229)	(3,915)

Long-term lease obligations	$22,803	$4,236

7. Retirement Plan

The Company sponsors a 401(k) plan for eligible employees. All full-time employees of the Company are eligible to participate in the plan after thirty days of employment with employer contributions vesting after two years of employment. The maximum matching percentage for the

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

years ended December 31, 2022 and 2023, was 3.5% of participant contributions. The Company made matching contributions for the years ended December 31, 2022 and 2023 in the amount of $4,080 and $4,556, respectively.

8. Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company may have exposure to loss contingencies arising from pending or threatened litigation for which assessing and estimating the outcomes of these matters involve substantial uncertainties. The Company evaluates contingencies on an ongoing basis and establishes loss provisions for matters in which losses are probable and the amount of loss can be reasonably estimated.

Legal expenses include attorneys’ fees, litigation expenses and settlements. For the years ended December 31, 2022, and 2023, the Company recorded legal expenses totaling $4,506 and $24,234, respectively.

9. Share-based Compensation

Share-based compensation expense (income) relates to awards in the form of Restricted Interest Units. These cash-settled awards are recorded as liabilities until payout is made or the award is forfeited. These units vest in their entirety on the third anniversary of their grant date. Vesting is subject to continued service. Compensation costs are recognized ratably over the vesting period based upon the value of the awards as of period end.

The value of the equity awards is remeasured and reported as Share-based compensation liability on the accompanying Consolidated Balance Sheets at the end of each reporting period based on the change in calculated value of the shares pursuant to the prescribed calculation contained in the Restricted Interest Purchase Agreements. The primary inputs used to value the awards are the volume and accumulated vesting status of the issued awards, the historical adjusted earnings of the Company (inclusive of share-based compensation expense (income), outstanding capital and debt obligations of the Company as of the measurement date). The liability and corresponding expense are adjusted accordingly until the awards are settled. Vested Restricted Interest Units are typically repurchased by the Company upon termination of employment at the calculated value.

The Company had $21,361 and $15,210 of share-based compensation liability recorded within Other liabilities on its Consolidated Balance Sheets as of December 31, 2022 and 2023, respectively.

10. Related Party Transactions

The Company provides pharmaceutical related services to facilities owned or managed by certain non-controlling interest holders, which are considered to be related parties. Revenues attributed to these facilities was $19,935 and $23,450 for the years ended December 31, 2022 and 2023, respectively. Cost of goods sold attributed to these facilities was $15,858 and $18,781 for the years ended December 31, 2022 and 2023, respectively. The accounts receivable balances attributable to these related parties was $1,106 and $1,068 as of December 31, 2022 and 2023, respectively.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

11. Subsequent Events

Events and transactions occurring through the date of issuance of the Consolidated Financial Statements have been evaluated by management and, when appropriate, recognized or disclosed in the Consolidated Financial Statements or notes to the Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Balance Sheets

(In thousands)	December 31, 2023	June 30, 2024
		(Unaudited)

Assets

Current assets:

Cash and cash equivalents	$752	$1,538

Accounts receivable, net	77,262	89,823

Inventories	36,727	39,176

Other current assets	14,864	16,143

Total current assets	129,605	146,680

Property and equipment, net	45,064	46,102

Intangible assets, net	11,979	15,047

Goodwill	56,046	66,437

Operating lease right-of-use assets	28,113	30,478

Other assets	358	374

Total assets	$271,165	$305,118

Liabilities and equity

Current liabilities:

Accounts payable	$85,603	$97,527

Accrued compensation	16,961	15,349

Line of credit	9,000	9,000

Notes payable, current portion	3,977	5,428

Operating leases, current portion	6,229	6,837

Other current liabilities	16,245	28,454

Total current liabilities	138,015	162,595

Notes payable, net of current portion	18,992	30,027

Operating leases, net of current portion	22,803	24,735

Other liabilities	31,496	30,548

Total liabilities	211,306	247,905

Commitments and contingencies (see Note 5)

Equity:

Members’ equity	28,209	17,877

Non-controlling interests	31,650	39,336

Total equity	59,859	57,213

Total liabilities and equity	$271,165	$305,118

See accompanying notes to unaudited interim Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Income

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2023	2024	2023	2024

Revenues	$253,439	$300,037	$502,385	$575,447

Cost of goods sold	203,117	238,749	400,845	459,058

Gross profit	50,322	61,288	101,540	116,389

Selling, general, and administrative expenses	25,027	44,283	69,788	91,451

Operating income	25,295	17,005	31,752	24,938

Other expenses:

Interest expense	702	1,066	1,404	1,831

Other expense, net	151	91	192	164

Total other expenses	853	1,157	1,596	1,995

Net income	24,442	15,848	30,156	22,943

Less net income attributable to non-controlling interests	(2,972)	(5,224)	(6,982)	(9,533)

Net income attributable to Guardian Pharmacy, LLC	$21,470	$10,624	$23,174	$13,410

See accompanying notes to unaudited interim Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Changes in Equity

(Unaudited)

(In thousands)	Members’ Equity	Non-Controlling Interests	Total Equity

Balance, December 31, 2022	$42,729	$33,200	$75,929

Contributions	—	195	195

Non-cash equity contribution	—	225	225

Net income	1,704	4,010	5,714

Distributions	(6,166)	(3,180)	(9,346)

Balance, March 31, 2023	38,267	34,450	72,717

Contributions		120	120

Net income	21,470	2,972	24,442

Distributions	(15,724)	(4,776)	(20,500)

Balance, June 30, 2023	$44,013	$32,766	$76,779

(In thousands)	Members’ Equity	Non-Controlling Interests	Total Equity

Balance, December 31, 2023	$28,209	$31,650	$59,859

Contributions	—	428	428

Net income	2,786	4,309	7,095

Distributions	(7,130)	(3,679)	(10,809)

Balance, March 31, 2024	23,865	32,708	56,573

Contributions	—	724	724

Non-cash equity contribution	—	4,989	4,989

Net income	10,624	5,224	15,848

Distributions	(16,612)	(4,309)	(20,921)

Balance, June 30, 2024	$17,877	$39,336	$57,213

See accompanying notes to unaudited interim Consolidated Financial Statements

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
(In thousands)	2023	2024

Operating activities

Net income	$30,156	$22,943

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	8,882	9,625

Share-based compensation expense (income)	(4,068)	5,673

Provision for losses on accounts receivable	2,799	3,133

Other	126	63

Changes in operating assets and liabilities:

Accounts receivable	(10,685)	(15,151)

Inventories	7,411	(909)

Other current assets	(2,465)	(1,295)

Accounts payable	8,483	11,337

Accrued compensation	(1,071)	(1,913)

Other operating liabilities	1,886	4,281

Net cash provided by operating activities	41,454	37,787

Investing activities

Purchases of property and equipment	(7,525)	(6,740)

Payment for acquisitions	—	(10,243)

Other	(57)	281

Net cash used in investing activities	(7,582)	(16,702)

Financing activities

Borrowings from notes payable	—	15,000

Repayment of notes payable	(2,000)	(2,375)

Borrowings from line of credit	126,000	110,800

Repayments of line of credit	(126,500)	(110,800)

Principal payments on finance lease obligations	(1,779)	(2,187)

Contributions from non-controlling interests	315	1,152

Distributions to non-controlling interests	(7,956)	(7,988)

Member distributions	(21,890)	(23,742)

Other	—	(159)

Net cash used in financing activities	(33,810)	(20,299)

Net change in cash and cash equivalents	62	786

Cash and cash equivalents, beginning of year	607	752

Cash and cash equivalents, end of year	$669	$1,538

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$1,344	$1,844

Supplemental disclosure of non-cash investing and financing activities

Purchases of property and equipment through finance leases	$3,632	$1,545

Non-cash equity contributions from non-controlling members	$225	$4,989

See accompanying notes to unaudited interim Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

(In Thousands)

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim Consolidated Financial Statements include the accounts of Guardian Pharmacy, LLC and all controlled subsidiaries (collectively, the “Company”). All intercompany transactions and accounts have been eliminated. Results of operations of the Company’s controlled subsidiaries have been included from the date of acquisition.

The accompanying unaudited interim Consolidated Financial Statements are prepared in conformity with the generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, these unaudited interim Consolidated Financial Statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. Certain footnote disclosures have been omitted that would substantially duplicate the disclosures in the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the year ended December 31, 2023, unless information contained in those disclosures materially changed or is required by U.S. GAAP to be included in interim financial statements. In the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of the unaudited interim Consolidated Financial Statements as of and for the three and six months ended June 30, 2023 and 2024 have been recorded. The results of operations for the three and six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2024, or any other period. These interim financial statements should be read in conjunction with the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the year ended December 31, 2023.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

(In Thousands)

New Accounting Pronouncements

The following table provides a description of recent accounting pronouncements that are applicable to the Company’s unaudited interim Consolidated Financial Statements:

New Accounting Standard Adopted
ASU Number and Name	Description	Date of Adoption	Effect on the unaudited interim Consolidated Financial Statements upon adoption

22016-13, 2018-19, 2019-04, 2019-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	ASU 2016-13 and its subsequent corresponding updates provide guidance for the impairment model for financial assets measured at amortized cost. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities are required to use a forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses as it is done today, except that the losses will be recognized as an allowance rather than a reduction in the amortized cost of the securities.	January 1, 2023	The Company adopted the standard on January 1, 2023 with no material impact on its Consolidated Financial Statements.

New Accounting Standard Not Yet Effective
ASU Number and Name	Description	Anticipated Date of Adoption	Effect on the unaudited interim Consolidated Financial Statements upon adoption

2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	ASU 2023-07 requires companies to disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and are included within each reported measure of segment operating results. The standard also requires companies to disclose the total amount of any other items included in segment operating results which were not deemed to be significant expenses for	January 1, 2024 for annual disclosures. January 1, 2025 for interim disclosures.	The Company is currently evaluating the impact of adopting the standard on its Consolidated Financial Statements. The adoption is not expected to have a material impact on the Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

(In Thousands)

ASU Number and Name	Description	Anticipated Date of Adoption	Effect on the unaudited interim Consolidated Financial Statements upon adoption separate disclosure, along with a qualitative description of the composition of these other items. In addition, the standard also requires disclosure of the CODM’s title and position, as well as detail on how the CODM uses the reported measure of segment operating results to evaluate segment performance and allocate resources. The standard also aligns interim segment reporting disclosure requirements with annual segment reporting disclosure requirements. The standard requires retrospective application to all prior periods presented.

2.	Acquisitions

The Company’s business model involves periodically acquiring institutional pharmacies servicing long-term care facilities and their residents as well as residents in other care settings. The Company’s strategy includes the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally less significant in size, which are combined with existing pharmacy operations to augment internal growth.

During the three months ended June 30, 2024, the Company completed four acquisitions (the “Acquisitions”).

Total consideration for the Acquisitions included cash of $10,243 and contingent earnout payments of up to $1,950 if certain revenue and earnings targets are achieved by certain acquired entities during the one-year period subsequent to the acquisition dates. The fair value of the contingent consideration arrangement at the acquisition dates and at June 30, 2024 was $1,950 (see the Fair Value Measurements Note 4 for more information). The total preliminary purchase consideration for the Acquisitions was $12,193.

The Acquisitions included non-controlling interests, for which the fair value was estimated to be $4,989. The fair value of the non-controlling interests was estimated by utilizing the implied fair value of the non-controlling interests, determined based on the acquisition price, and considering discounts necessary due to the lack of marketability and lack of control associated with the non-controlling interest. During 2024, we incurred an immaterial amount of acquisition costs in connection with the Acquisitions.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

(In Thousands)

The Acquisitions were treated as a purchase in accordance with ASC 805, Business Combinations, which requires recognition of the estimated fair values of assets acquired and liabilities assumed in a transaction. Our recognition of the assets acquired and liabilities assumed was based on management’s judgement after evaluating several factors, including a preliminary valuation assessment. This recognition is preliminary and subject to changes, which could be material, as additional information becomes available and the valuation of assets and liabilities is finalized.

The preliminary recognition of the assets acquired and liabilities assumed for the Acquisitions as of June 30, 2024 is as follows:

(in thousands)	Fair Value

Total preliminary purchase consideration	$12,193

Net assets acquired:

Inventory	1,539

Other assets	1,860

Intangible Assets	4,650

Other liabilities	(1,258)

Non-controlling interest equity	(4,989)

Net assets acquired	1,802

Goodwill	$10,391

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable net assets acquired in the Acquisitions. Goodwill represents future economic benefits expected to arise from the Company’s expanded presence in the long-term care pharmacy industry, the assembled workforce acquired, expected revenue synergies, as well as operating efficiencies and cost savings.

Intangible assets are comprised of customer lists and trademarks. The fair values and the weighted average useful lives for the customer lists and trademarks were $4,100 and $550, and 10 years and 5 years, respectively.

Consolidated Results of Operations

The results of operations for the Acquisitions have been included in the consolidated financial statements since the date of acquisition. During both the three and six months ended June 30, 2024, the Company’s consolidated statements of income include $15,871 of revenue associated with the Acquisitions. Net income associated with the Acquisitions is not material to the consolidated financial statements.

The comparable prior period results of operations associated with the Acquisitions are not material to the consolidated financial statements, and as such, supplemental pro forma financial information is not presented.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

(In Thousands)

3.	Debt Arrangements

Line of credit

On May 13, 2024, the Company entered into the Sixth Amendment to Third Amended and Restated Loan and Security Agreement (the “Amendment”) to the existing credit facility (“Credit Facility”). The amendment extended the line of credit termination date from April 23, 2025 to April 23, 2027. The line of credit now bears an interest rate equal to the one-month Secured Overnight Financing Rate (“SOFR”) plus an additional rate of 1.80% to 2.80% based on certain financial ratios maintained by the Company.

Notes Payable

Long-term debt consists of the following:

(in thousands)	December 31, 2023	June 30, 2024

Term loan	$23,000	$35,625

Deferred financing costs, net	(31)	(170)

Total notes payable	22,969	35,455

Less current portion	(3,977)	(5,428)

Notes payable, net of current portion	$18,992	$30,027

Additionally, the Amendment added a new term loan of $15,000 to the Credit Facility and extended the maturity date of the existing and new term loan (collectively referred to as the “Term Loan”) to April 23, 2027. The interest rate of the Term Loan now bears an interest rate equal to the one-month SOFR plus an additional rate of 1.80% to 2.80% based on certain financial ratios maintained by the Company. The Term Loan is payable in quarterly installments of $1,375 through March 31, 2027, with the remaining balance of the term loan due in a final lump sum payment at maturity on April 23, 2027.

As of June 30, 2024, future payment obligations for long-term debt are as follows for the years ending December 31:

(in thousands)

2024	$2,750

2025	5,500

2026	5,500

2027	21,875

Total	$35,625

The Company was in compliance with all debt covenants at June 30, 2024.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

(In Thousands)

4.	Fair Value Measurements

The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2—Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•

Level 3—Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs that market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, line of credit, and notes payable. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. The Company estimates that the carrying amount of the line of credit and notes payable approximate fair value due to the fluctuation of their variable interest rates with market movement.

The following table summarizes the valuation of liabilities measured at fair value on a recurring basis on the Company’s Consolidated Balance Sheets:

	Level 1	Level 2	Level 3

June 30, 2024

Liabilities:

Contingent consideration payable	$—	$—	$1,950

Fair value of financial instruments	$—	$—	$1,950

The fair value measurement of the contingent consideration obligations arising from acquisitions is based upon Level 3 inputs including, in part, the estimate of future cash flows based upon the likelihood of achieving the various criteria triggering the payment of the obligations. Changes in the fair value of the contingent consideration obligations are recorded within Selling, general and administrative expenses.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

(In Thousands)

The following table provides a reconciliation of the activity for the Level 3 contingent consideration fair value measurements during the six-month period ended June 30, 2024:

Balance at December 31, 2023	$—
Current year acquisitions	1,950
Fair value adjustments	—
Payments	—

Balance at June 30, 2024	$1,950

5.	Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company may have exposure to loss contingencies arising from pending or threatened litigation for which assessing and estimating the outcomes of these matters involve substantial uncertainties. The Company evaluates contingencies on an ongoing basis and establishes loss provisions for matters in which losses are probable and the amount of loss can be reasonably estimated.

Legal expenses include attorneys’ fees, litigation expenses and settlements. For the six months ended June 30, 2023 and June 30, 2024, the Company recorded legal expenses totaling $1,143 and $4,058, respectively.

6.	Share-based Compensation

Share-based compensation expense (income) relates to awards in the form of Restricted Interest Units. These cash-settled awards are recorded as liabilities until payout is made or the award is forfeited. These units vest in their entirety on the third anniversary of their grant date. Vesting is subject to continued service. Compensation costs are recognized ratably over the vesting period based upon the value of the awards as of period end.

The value of these awards is remeasured and reported as Share-based compensation liability on the accompanying Consolidated Balance Sheets at the end of each reporting period based on the change in calculated value of the shares pursuant to the prescribed calculation contained in the Restricted Interest Purchase Agreements. The primary inputs used to value the awards are the volume and accumulated vesting status of the issued awards, the historical adjusted earnings of the Company (inclusive of share-based compensation expense (income), outstanding capital and debt obligations of the Company as of the measurement date). The liability and corresponding expense are adjusted accordingly until the awards are settled. Vested Restricted Interest Units are typically repurchased by the Company upon termination of employment at the calculated value.

The Company recorded $15,210 and $20,864 of share-based compensation liability within Other liabilities on its Consolidated Balance Sheets as of December 31, 2023 and June 30, 2024, respectively.

7.	Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the accompanying. Consolidated Financial Statements resulting from subsequent events through August 2, 2024, the date the accompanying Consolidated Interim Financial Statements were available to be issued.

8,000,000 Shares

Class A Common Stock

P R O S P E C T U S

September 25, 2024

Raymond James

Stephens Inc.    Truist Securities

Until October 20, 2024 (25 days after the date of this prospectus), all dealers that buy, sell or trade our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.